

ZIMMER BIOMET

Your progress. Our promise.®

Notice of 2020 Annual Meeting of Shareholders and
Proxy Statement



Friday, May 8, 2020
8:00 a.m. Eastern Time
The Conrad Indianapolis
50 West Washington Street
Indianapolis, Indiana 46204

OUR MISSION

Alleviate pain and improve the quality of life for people around the world.

GUIDING PRINCIPLES

- *Respect the contributions and perspectives of all Team Members.*

  We respect Team Members for their individual contributions and diverse perspectives. We support Team Members' professional growth and provide them with opportunities to share in the company's success.

- *Commit to the highest standards of patient safety, quality and integrity.*

  We commit to the highest standards of patient safety and quality in our products and services and to world-class integrity and ethical business practices.

- *Focus our resources in areas where we will make a difference.*

  We focus our resources in areas where we will make the greatest impact for our customers and patients through our collective knowledge of the disease state or market, established infrastructure, relevant engineering expertise and skillsets.

- *Ensure the company's return is equivalent to the value we provide our customers and patients.*

  We innovate to provide value through effective and efficient solutions for customers and improved outcomes for patients to ensure the company's return is equivalent to the value we provide our customers and patients.

- *Give back to our communities and people in need.*

  We partner with communities where we live and work and support causes and programs that forward our mission for people in need.

Your Progress. Our Promise.®

At Zimmer Biomet,
we don't just make medical devices,
we help millions of people
live better lives.

March 25, 2020

DEAR FELLOW SHAREHOLDERS:

We look forward to your attendance either in person or by proxy at the 2020 Annual Meeting of Shareholders of Zimmer Biomet Holdings, Inc. We will hold the meeting at 8:00 a.m. Eastern Time on Friday, May 8, 2020 at The Conrad Indianapolis, 50 West Washington Street, Indianapolis, Indiana 46204*.

You will find information regarding the matters to be voted on in the attached Notice of Annual Meeting of Shareholders and Proxy Statement. We are sending many of our shareholders a notice regarding the availability of this proxy statement, our 2019 Annual Report and other proxy materials via the Internet. This electronic process gives you fast, convenient access to the materials, reduces the impact on the environment and reduces our printing and mailing costs. A paper copy of these materials can be requested using one of the methods described in the materials.

Your vote is important. Whether or not you plan to attend the meeting in person, it is important that your shares be represented. Please vote as soon as possible.

Sincerely,



Bryan C. Hanson
President and
Chief Executive Officer

Zimmer Biomet Holdings, Inc.
345 East Main Street
Warsaw, Indiana 46580

* We are actively monitoring the health and safety concerns and government recommendations and restrictions relating to the Coronavirus (COVID-19) pandemic. We are planning for the possibility that the annual meeting may be held at a different location, or solely by means of remote communication (i.e., a virtual-only annual meeting) if we determine it is not possible or advisable to hold an in-person meeting. We will announce any such updates as promptly as practicable, via a press release that will also be filed with the SEC as additional proxy materials. Please check the Investor Relations section of our website at www.zimmerbiomet.com and our annual meeting website at www.proxyvote.com prior to the meeting date. As always, we encourage you to vote your shares prior to the annual meeting.



TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements included in this proxy statement, including in the "Letter from Our Chairman to Our Shareholders," the "Letter from Our Chief Executive Officer to Our Shareholders" and in the section entitled "Executive Compensation – Compensation Discussion and Analysis – Executive Summary," regarding future financial performance, results of operations, expectations, plans, strategies, goals, priorities and other statements that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are based upon current beliefs, expectations and assumptions and are subject to significant risks, uncertainties and changes in circumstances that could cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks, uncertainties and changes in circumstances that could cause actual results and events to differ materially from such forward-looking statements is included in the section titled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2019 ("2019 Form 10-K"). Readers of this proxy statement are cautioned not to rely on these forward-looking statements, since there can be no assurance that these forward-looking statements will prove to be accurate. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



ZIMMER BIOMET HOLDINGS, INC.
345 East Main Street
Warsaw, Indiana 46580

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF ZIMMER BIOMET HOLDINGS, INC.

To Be Held May 8, 2020

TIME AND DATE
8:00 a.m. Eastern Time on Friday, May 8, 2020

PLACE
The Conrad Indianapolis, 50 West Washington Street, Indianapolis, Indiana 46204*

ITEMS OF BUSINESS
- Elect 11 directors to serve until the 2021 annual meeting of shareholders
- Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2020
- Approve, on a non-binding advisory basis, named executive officer compensation ("Say on Pay")
- Transact such other business as may properly come before the meeting and any postponement(s) or adjournment(s) thereof

RECORD DATE
March 9, 2020

By Order of the Board of Directors

Chad F. Phipps
Senior Vice President, General Counsel and Secretary

March 25, 2020

Voting

Your Vote Is Important. You are cordially invited to attend the annual meeting in person. To ensure your shares will be voted at the meeting, however, we strongly urge you to review the proxy statement and vote your shares as soon as possible.

INTERNET



www.ProxyVote.com

TELEPHONE



1-800-690-6903

MAIL



Mail your proxy card / vote instruction form

IN PERSON



Vote in person at the meeting

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 8, 2020

This booklet contains our Notice of Annual Meeting of Shareholders and Proxy Statement. Our 2019 Annual Report, which includes our 2019 Form 10-K, accompanies this booklet. Our 2019 Annual Report is not a part of our proxy solicitation materials. Our Notice, Proxy Statement and Annual Report are also available at www.proxyvote.com.

* We are actively monitoring the health and safety concerns and government recommendations and restrictions relating to the Coronavirus (COVID-19) pandemic. We are planning for the possibility that the annual meeting may be held at a different location, or solely by means of remote communication (i.e., a virtual-only annual meeting) if we determine it is not possible or advisable to hold an in-person meeting. We will announce any such updates as promptly as practicable, via a press release that will also be filed with the SEC as additional proxy materials. Please check the Investor Relations section of our website at www.zimmerbiomet.com and our annual meeting website at www.proxyvote.com prior to the meeting date. As always, we encourage you to vote your shares prior to the annual meeting.

PROXY STATEMENT SUMMARY

We are providing this proxy statement in connection with the solicitation of proxies by our Board of Directors for use at our 2020 annual meeting of shareholders to be held on Friday, May 8, 2020. The Notice of Annual Meeting of Shareholders and related proxy materials, or a Notice of Internet Availability, were first sent to shareholders on or about March 25, 2020. This summary highlights information contained elsewhere in this proxy statement. It does not contain all of the information you should consider, and we urge you to read the entire proxy statement, as well as our 2019 Annual Report, before voting.

MATTERS FOR SHAREHOLDER VOTING

PROPOSAL 1 — Election of Directors

Our Board recommends a vote **FOR** each nominee.

- Our Board is committed to independent oversight of Zimmer Biomet
- Ten of our eleven director nominees are independent and our Board is led by an independent Chairman
- Key information regarding all of our director nominees is summarized in the table below

See pages 5-11 for further information.

Director Nominees

Nominee	Age	Director Since	Principal Occupation	Independent	Other Public Boards	A	C&MD	CG	QR&T
Christopher B. Begley	67	2012	Retired Executive Chairman & CEO Hospira, Inc.	✓	1			✓	Chair
Betsy J. Bernard	64	2009	Retired President AT&T Corp.	✓	1	✓		Chair	
Gail K. Boudreaux	59	2012	President & CEO Anthem, Inc.	✓	1		✓		✓
Michael J. Farrell	47	2014	CEO ResMed Inc.	✓	1			✓	✓
Larry C. Glasscock ★	71	2001	Retired Chairman, President & CEO Anthem, Inc.	✓	2		✓		✓
Robert A. Hagemann	63	2008	Retired Senior VP & CFO Quest Diagnostics Incorporated	✓	2	Chair			✓
Bryan C. Hanson	53	2017	President & CEO Zimmer Biomet Holdings, Inc.		—				
Arthur J. Higgins	64	2007	President & CEO[1] Assertio Therapeutics, Inc.	✓	2			Chair	✓
Maria Teresa Hilado	55	2018	Retired Executive VP & CFO Allergan plc	✓	3		✓		✓
Syed Jafry	56	2018	SVP & President, Regions Thermo Fisher Scientific Inc.	✓	—			✓	✓
Michael W. Michelson	68	2015	Retired Senior Advisory Partner, KKR Management LLC, the general partner of KKR & Co. L.P.	✓	1		✓		✓

A   Audit
C&MD   Compensation & Management Development
CG   Corporate Governance
QR&T   Quality, Regulatory & Technology
★   Chairman of the Board
[1]   On March 16, 2020, Assertio Therapeutics, Inc. announced a pending acquisition, upon the closing of which Mr. Higgins plans to step down as President and CEO and become the non-executive Chairman of the combined company. The acquisition is expected to close prior to June 30, 2020. Accordingly, we expect that upon closing, Mr. Higgins will no longer serve as an executive officer of a public company.

Board Composition



Corporate Governance Highlights	
Independent Chairman of the Board	✓
Fully Independent Board Committees	✓
Annual Board and Committee Evaluations	✓
Annual Election of All Directors by Majority Vote in Uncontested Director Elections	✓
Proxy Access Rights to Holders Owning at Least 3% of Outstanding Shares for 3 Years	✓
Robust Succession Planning and Risk Oversight	✓
Independent Directors Regularly Meet Without Management Present	✓
Independent Director Equity-Based Compensation Not Paid Out Until Cessation of Service	✓
Single Class Voting Structure (One Share, One Vote)	✓
Code of Business Conduct and Ethics for Directors, Officers and Employees	✓
Independent Director Mandatory Retirement Age	72
No Supermajority Voting Requirements	X
No Shareholder Rights Plan (Poison Pill)	X

PROPOSAL 2 — Ratification of the Appointment of PricewaterhouseCoopers LLP

Our Board recommends a vote **FOR** this proposal.

See page 25 for further information.

PROPOSAL 3 — Advisory Vote to Approve Named Executive Officer Compensation

Our Board recommends a vote **FOR** this proposal.

See page 29 for further information.

Executive Compensation Best Practices

What We Do

✓ Pay for performance

✓ Establish challenging performance goals in incentive plans

✓ Require robust stock ownership guidelines

✓ Require termination of employment in connection with a change in control for accelerated equity vesting (double trigger)

✓ Require non-competition agreement for equity award eligibility

✓ Require shares received upon equity award vesting to be retained in accordance with stock ownership guidelines

✓ Provide limited executive perquisites

✓ Subject executives' cash and equity-based incentives to clawback, including in the event of a violation of our Code of Business Conduct and Ethics or other conduct deemed detrimental to the interests of the company (equity-based incentives)

What We Don't Do

X Offer employment contracts to our executives

X Pay dividends or accrue dividend equivalents on unearned performance-based equity awards

X Provide excise tax gross-ups in new change in control severance agreements (since 2009)

X Allow hedging or pledging of company securities

X Reprice or exchange underwater stock options without shareholder approval

CORPORATE GOVERNANCE

At Zimmer Biomet, it's not just what we make. It's what we make possible. Simply put, we are in the business of changing people's lives. We are humbled by that fact and take our responsibility seriously. Because of this, the way we conduct our business is critically important. We are committed to effective corporate governance, adhere to the highest ethical standards and act as a responsible member of our communities.

Our business is managed under the direction of our Board of Directors. The Board has responsibility for establishing broad corporate policies and for our overall performance.

PROPOSAL 1 — Election of Directors

Based upon the recommendation of the Corporate Governance Committee, the Board has nominated 11 directors for election at the annual meeting to hold office until the 2021 annual meeting and the election of their successors. All of the nominees currently are serving as our directors. Each nominee agreed to be named in this proxy statement and to serve if elected. All of the nominees are expected to attend the 2020 annual meeting.

Unless otherwise instructed, the persons named as proxies will vote all proxies received for the election of each of the nominees.

Our Board recommends a vote FOR each nominee for director.

DIRECTOR NOMINEES

Christopher B. Begley



Age 67
Director Since 2012
Board Committees
- Compensation and Management Development Committee
- Quality, Regulatory and Technology Committee (Chair)

Executive Chairman of the Board of Hospira, Inc. from May 2007 until his retirement in January 2012. Mr. Begley also served as Chief Executive Officer from April 30, 2004, when Hospira was spun off from Abbott Laboratories, to March 2011. Prior to that, Mr. Begley served in various positions with Abbott between 1986 and 2004, most recently as Senior Vice President of Abbott's Hospital Products division. He earned a bachelor's degree from Western Illinois University and an MBA from Northern Illinois University.

Other Public Board Memberships
- Hanger, Inc. (Chairman of the Board)
- Past director and Non-Executive Chairman of Adtalem Global Education Inc. (formerly known as DeVry Education Group Inc.) (until November 2017)

Other Relevant Experience
- Past director of the Advanced Medical Technology Association ("AdvaMed"), the medical device industry's trade association

Skills and Qualifications

Christopher B. Begley's past experience as the Chairman and CEO of Hospira, Inc., a leading provider of injectable drugs and infusion technologies, and previously as the senior vice president of two Abbott divisions, has provided him with extensive management experience at two multinational, publicly traded healthcare companies. In these senior leadership roles, Mr. Begley gained in-depth knowledge of the healthcare industry and strategies for developing and marketing products in this highly regulated area. He also gained significant experience in strategic planning, risk management and financial management. Mr. Begley serves, and has served for more than 10 years, as a director of other public companies, including service as chairman of the board.

Betsy J. Bernard



Age 64
Director Since 2009
Board Committees
- Audit Committee
- Corporate Governance Committee (Chair)

President of AT&T Corp. from October 2002 until her retirement in December 2003. From April 2001 to October 2002, Ms. Bernard was Chief Executive Officer of AT&T Consumer. Prior to joining AT&T, Ms. Bernard held senior executive positions with Qwest Communications International Inc., US WEST, Inc., AVIRNEX Communications Group and Pacific Bell. Ms. Bernard received a B.A. degree from St. Lawrence University, an MBA from Fairleigh Dickenson University and an M.S. in management from Stanford University's Sloan Fellowship Program.

Other Public Board Memberships
- Principal Financial Group, Inc.
- Past director of SITO Mobile, Ltd. (until June 2017)

Skills and Qualifications

Betsy J. Bernard's past experience in senior executive roles with leading global telecommunications companies, including her service as President of AT&T Corp., has provided her with expertise in financial management, brand management, marketing, enterprise sales, customer care, operations, product management, electronic commerce, executive compensation, strategic planning and mergers and acquisitions. Ms. Bernard's experience has led our Board to determine that she is an "audit committee financial expert" as that term is defined in Securities and Exchange Commission ("SEC") rules. She serves, and has served for more than 20 years, as a director of other public companies, including service as chairman of the board and lead independent director, and she has experience chairing the nominating and governance committees of several public company boards, including ours.

Gail K. Boudreaux



Age 59
Director Since 2012
Board Committees
- Audit Committee
- Corporate Governance Committee

President and Chief Executive Officer, Anthem, Inc. since November 2017. Previously, Ms. Boudreaux served as Chief Executive Officer and Founder, GKB Global Health, LLC from 2015 to November 2017. Prior to that, she served as Chief Executive Officer of UnitedHealthcare from January 2011 to November 2014 and Executive Vice President of UnitedHealth Group from May 2008 to February 2015. From 2005 to 2008, Ms. Boudreaux served as Executive Vice President, External Operations for Health Care Services Corporation ("HCSC"), and prior to that served as President of Blue Cross and Blue Shield of Illinois, a division of HCSC. Before joining HCSC, Ms. Boudreaux held various positions at Aetna, including Senior Vice President, Aetna Group Insurance. Ms. Boudreaux earned a bachelor's degree in psychology from Dartmouth College and an MBA from Columbia Business School.

Other Public Board Memberships
- Anthem, Inc.
- Past director of Xcel Energy Inc. (until December 2017)
- Past director of Novavax, Inc. (until November 2017)

Skills and Qualifications

Gail K. Boudreaux's service as the President and CEO of Anthem, Inc., a Fortune 50 company and leading health benefits provider, and her past service as the CEO of UnitedHealthcare, provide her with significant experience in managing large, highly complex regulated enterprises with a focus on strategic growth, corporate culture and operational effectiveness. Through more than three decades of service in key leadership and senior management positions in the healthcare industry, Ms. Boudreaux has developed expertise in corporate strategy, financial analysis, risk management and governance. Ms. Boudreaux's experience has led our Board to determine that she is an "audit committee financial expert" as that term is defined in SEC rules. She serves, and has served for more than 10 years, as a director of other public companies as well as a director of several nonprofit, educational and healthcare organizations.

Michael J. Farrell



Age 47
Director Since 2014
Board Committees
- Compensation and Management Development Committee
- Corporate Governance Committee

Chief Executive Officer of ResMed Inc. since March 2013. Prior to that appointment, Mr. Farrell served as President, Americas for ResMed from 2011 to 2013. He was previously Senior Vice President of the global business unit for sleep apnea therapeutic and diagnostic devices from 2007 to 2011, and before that he held various senior roles in marketing and business development. Before joining ResMed in September 2000, Mr. Farrell worked in management consulting, biotechnology, chemicals and metals manufacturing at Arthur D. Little, Genzyme Corporation, The Dow Chemical Company and BHP Billiton. Mr. Farrell holds a bachelor of engineering, with first-class honors, from the University of New South Wales, a master of science in chemical engineering from the Massachusetts Institute of Technology and an MBA from the MIT Sloan School of Management.

Other Public Board Memberships
- ResMed Inc.

Other Relevant Experience
- Director of AdvaMed

Skills and Qualifications

Michael J. Farrell's service as CEO of ResMed Inc., a global leader in the development, manufacturing, distribution and marketing of medical products for the diagnosis, treatment and management of respiratory disorders, provides him with significant experience leading a highly regulated, global medical device company. Mr. Farrell is spearheading the company's expansion into emerging markets and its investments in connected health and digital health, major growth initiatives for ResMed that fit well with our own plans for global growth. In his prior roles, Mr. Farrell led ResMed's M&A and alliance creation activities, as well as the marketing function. In addition, during his tenure with ResMed, Mr. Farrell has gained domestic and international P&L experience, first as head of the company's major global business unit, and then as President, Americas. Mr. Farrell's experience has given him a strong understanding of key aspects of leading a highly regulated, global healthcare company such as ours, including financial management, business integration, strategic planning, operations, product innovation, new product launches and international expansion.

Larry C. Glasscock



Age 71
Director Since 2001 and
Non-Executive Chair Since 2013
Board Committees
- Audit Committee
- Corporate Governance Committee

Chairman of WellPoint, Inc. (now Anthem, Inc.) from 2005 until 2010. Mr. Glasscock also served as President and Chief Executive Officer of WellPoint, Inc. from 2004 to 2007. Mr. Glasscock served as Chairman, President and Chief Executive Officer of Anthem, Inc. from 2003 to 2004 and served as President and Chief Executive Officer of Anthem, Inc. from 2001 to 2003. Mr. Glasscock earned a B.B.A. from Cleveland State University. He also completed the Commercial Bank Management Program at Columbia University.

Other Public Board Memberships
- Simon Property Group, Inc. (Lead Independent Director)
- Sysco Corporation

Skills and Qualifications

Larry C. Glasscock's past experience as Chairman and CEO of Anthem, Inc. has provided him with in-depth knowledge of the healthcare industry and healthcare payment and reimbursement processes. He also gained significant experience in strategic planning, risk management, financial management and business integration. His executive experience includes completing multiple acquisitions, developing and implementing turnaround and growth strategies, designing enterprise risk management processes and developing talent and participating in successful leadership transitions. In addition, Mr. Glasscock also worked in financial services for over 20 years, where he developed financial and marketing skills, and in human resources for four years, where he gained a strong understanding of, and skills related to, compensation and benefits. Mr. Glasscock's experience has led our Board to determine that he is an "audit committee financial expert" as that term is defined in SEC rules. He serves, and has served for more than 10 years, as a director of other public companies, including service as chairman of the board and lead independent director.

Robert A. Hagemann



Age 63
Director Since 2008
Board Committees
- Audit Committee (Chair)
- Quality, Regulatory and Technology Committee

Senior Vice President and Chief Financial Officer of Quest Diagnostics Incorporated until his retirement in July 2013. Mr. Hagemann joined Corning Life Sciences, Inc., a subsidiary of Quest Diagnostics' former parent company, Corning Incorporated, in 1992, and held roles of increasing responsibility before being appointed Chief Financial Officer of Quest Diagnostics in 1998. Prior to joining Corning, Mr. Hagemann held senior financial positions at Prime Hospitality, Inc. and Crompton & Knowles, Inc. He was also previously employed by Arthur Young & Co., a predecessor company to Ernst & Young. Mr. Hagemann holds a B.S. in accounting from Rider University and an MBA from Seton Hall University.

Other Public Board Memberships
- Graphic Packaging Holding Company
- Ryder System, Inc.

Skills and Qualifications

Robert A. Hagemann's past experience as the CFO of Quest Diagnostics Incorporated, a leading provider of diagnostic testing information services, has given him financial management expertise, as well as significant experience in strategic planning, business development, business integration, operations, talent management and information technology. His experience as an executive in the healthcare industry and his financial acumen enable him to evaluate and understand the impact of business decisions on our financial statements and capital structure. Mr. Hagemann's experience has led our Board to determine that he is an "audit committee financial expert" as that term is defined in SEC rules. He also serves as a director of other public companies.

Bryan C. Hanson



Age 53
Director Since 2017

President and Chief Executive Officer and a member of the Board of Directors of the company since December 2017. Previously, Mr. Hanson served as Executive Vice President and President, Minimally Invasive Therapies Group of Medtronic plc from January 2015 until joining Zimmer Biomet. Prior to that, he was Senior Vice President and Group President, Covidien of Covidien plc from October 2014 to January 2015; Senior Vice President and Group President, Medical Devices and United States of Covidien from October 2013 to September 2014; Senior Vice President and Group President of Covidien for the Surgical Solutions business from July 2011 to October 2013; and President of Covidien's Energy-based Devices business from July 2006 to June 2011. Mr. Hanson held several other positions of increasing responsibility in sales, marketing and general management with Covidien from October 1992 to July 2006. Mr. Hanson holds a Bachelor of Science degree in Finance from Florida State University. He also completed the Kellogg School of Management Finance for Executives program in 2010 and the Harvard Executive Education in Leadership program in 2013.

Other Relevant Experience
- Director of Americares, an emergency response and global health organization committed to saving lives and building healthier futures for people in crisis

Skills and Qualifications

Bryan C. Hanson's service as our President and CEO and his past service in Group President roles with Medtronic and Covidien have given him extensive experience in the medical device industry leading, growing and transforming large, highly regulated global enterprises. Mr. Hanson has significant experience in financial management, strategic planning, mergers and acquisitions, business integration, risk management and in dealing with the many regulatory aspects of our business. His knowledge and understanding of the medical device industry in general, and our global businesses in particular, enable him to provide crucial insight to our Board into strategic, management and operational matters. Mr. Hanson provides an essential link between management and the Board on management's business perspectives.

Arthur J. Higgins



Age 64
Director Since 2007
Board Committees
- Compensation and Management Development Committee (Chair)
- Quality, Regulatory and Technology Committee

President, Chief Executive Officer[1] and a member of the board of directors of Assertio Therapeutics, Inc. (formerly known as Depomed, Inc.) since March 2017. Consultant, Blackstone Healthcare Partners of The Blackstone Group since June 2010. Previously, Mr. Higgins served as Chairman of the Board of Management of Bayer HealthCare AG from January 2006 to May 2010 and Chairman of the Bayer HealthCare Executive Committee from July 2004 to May 2010. Prior to joining Bayer HealthCare in 2004, Mr. Higgins served as Chairman, President and Chief Executive Officer of Enzon Pharmaceuticals, Inc. from 2001 to 2004. Prior to that, Mr. Higgins spent 14 years with Abbott Laboratories, most recently as President of the Pharmaceutical Products Division from 1998 to 2001. He graduated from Strathclyde University, Scotland and holds a B.S. in biochemistry.

Other Public Board Memberships
- Assertio Therapeutics, Inc.
- Ecolab Inc.
- Past director of Endo International plc (until March 2017)

Skills and Qualifications

Arthur J. Higgins has extensive senior leadership experience in the global healthcare market. Through leadership positions with large healthcare developers and manufacturers in both the U.S. and Europe, he has gained deep knowledge of the healthcare market and the strategies for developing and marketing products in this highly regulated area. His knowledge and industry background allow him to provide valuable insight to our business. In addition, his perspective gained from years of operating global businesses and his background in working with high growth companies provide him experiences from which to draw to advise us on strategies for sustainable growth. Through his current and past executive positions, he has also gained significant exposure to enterprise risk management as well as quality and operating risk management necessary in a highly regulated industry such as healthcare.

---

[1] On March 16, 2020, Assertio Therapeutics, Inc. announced a pending acquisition, upon the closing of which Mr. Higgins plans to step down as President and CEO and become the non-executive Chairman of the combined company. The acquisition is expected to close prior to June 30, 2020. Accordingly, we expect that upon closing, Mr. Higgins will no longer serve as an executive officer of a public company.

Maria Teresa (Tessa) Hilado



Age 55
Director Since 2018
Board Committees
- Audit Committee
- Corporate Governance Committee

Executive Vice President and Chief Financial Officer of Allergan plc, a global pharmaceutical company, from December 2014 until her retirement in February 2018. Prior to joining Allergan, Ms. Hilado served as Senior Vice President, Finance and Treasurer of PepsiCo Inc. from 2009 until 2014. She previously served as Vice President and Treasurer for Schering-Plough Corp. from 2008 to 2009 and spent more than 17 years with General Motors Co. in leadership roles of increasing responsibility, including Assistant Treasurer from 2006 to 2008 and Chief Financial Officer, GMAC Commercial Finance LLC from 2001 to 2005. She began her career with Far East Bank and Trust Co. in Manila, Philippines. Ms. Hilado earned a Bachelor's degree in Management Engineering from Ateneo de Manila University in the Philippines and an MBA from the University of Virginia Darden School of Business.

Other Public Board Memberships
- Campbell Soup Company
- H.B. Fuller Company
- PPD, Inc.

Skills and Qualifications

Maria Teresa (Tessa) Hilado has more than three decades of demonstrated financial expertise in leading roles at several large, global corporations, including her past experience as CFO of Allergan plc, a global pharmaceutical company. She has extensive experience in global finance, treasury, tax, mergers and acquisitions, business development and investor relations, as well as experience in the healthcare, consumer packaged goods and automotive industries. Ms. Hilado's experience has led our Board to determine that she is an "audit committee financial expert" as that term is defined in SEC rules. She also serves as a director of other public companies.

Syed Jafry



Age 56
Director Since 2018
Board Committees
- Compensation and Management Development Committee
- Quality, Regulatory and Technology Committee

Senior Vice President and President, Regions of Thermo Fisher Scientific Inc. since September 2017. Mr. Jafry is responsible for all business geographies outside the U.S. He joined Thermo Fisher Scientific in March 2005 and served in numerous roles of increasing responsibility prior to being appointed to his current position. Mr. Jafry started his career at Glaxo Pharmaceuticals in London. Prior to joining Thermo Fisher Scientific, he served for 18 years at General Electric, where he held commercial, product management and general management roles in the U.S., Netherlands, Switzerland and China, most recently serving as President of GE Sensing Asia. Mr. Jafry holds a Bachelor's degree in Mechanical Engineering from Lahore University in Pakistan, a Master's degree in Mechanical Engineering from the University of Massachusetts and a Master's certificate in Marketing and Management from Harvard University Extension School.

Skills and Qualifications

Syed Jafry has more than three decades of global operations and management experience in executive roles at several large, global organizations, including his current role as Senior Vice President and President, Regions of Thermo Fisher Scientific Inc., a world leader in serving science, supporting customers in pharma, biotech, healthcare and other industries. Mr. Jafry's experience has given him a strong understanding of key aspects of leading a global, highly regulated business such as ours, including expansion into emerging markets, financial management, strategic planning, operations, product innovation, new product launches and business integration. His knowledge and industry background allow him to provide valuable insight to our business.

Michael W. Michelson



Age 68
Director Since 2015
Board Committees
- Compensation and Management Development Committee
- Quality, Regulatory and Technology Committee

Senior Advisory Partner, KKR Management LLC, a private equity investment manager and the general partner of KKR & Co. L.P., from January 2018 until his retirement in January 2020. Previously, Member, KKR Management LLC since October 2009. Before that, Mr. Michelson was a member of the limited liability company that served as the general partner of Kohlberg Kravis Roberts & Co. L.P. since 1996. He joined KKR in 1981. Mr. Michelson has played a significant role in the development of KKR's portfolio companies. He began his professional career with the law firm of Latham & Watkins in Los Angeles, where he was involved in a broad corporate practice while specializing in management buyouts. He earned an A.B. from Harvard College and a J.D. from Harvard Law School.

Other Public Board Memberships
- HCA Healthcare, Inc.

Other Relevant Experience
- Served as a director of Biomet prior to the merger of Zimmer and Biomet

Skills and Qualifications

Michael W. Michelson has significant experience in corporate finance, strategic business planning activities, operations, risk management and issues involving stakeholders more generally from his involvement in KKR's investments in numerous portfolio companies, and he has played an active role in overseeing many healthcare companies. He serves and has served as a director of other public and private healthcare companies, and he served as a director of Biomet prior to the merger of Zimmer and Biomet.

OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE FRAMEWORK

DIRECTOR CRITERIA, QUALIFICATIONS AND EXPERIENCE

We are a global leader in musculoskeletal healthcare. We design, manufacture and market orthopedic reconstructive products; sports medicine, biologics, extremities and trauma products; office based technologies; spine, craniomaxillofacial and thoracic products; dental implants; and related surgical products. We have operations in more than 25 countries around the world and sell products in more than 100 countries. We operate in markets characterized by rapidly evolving technologies, complex regulatory requirements and significant competition. The Corporate Governance Committee is responsible for reviewing and assessing with the Board, on an annual basis, the experience, qualifications, attributes and skills sought of Board members in the context of our business and the then-current membership of the Board. The committee looks for current and potential directors collectively to have a mix of experience, skills and qualifications, some of which are described below:

Director Experience, Skills and Qualifications	
● Experience as a CEO or global business head	● Government / regulatory affairs / health economics experience
● Business operations experience	● Research and development experience
● Healthcare industry experience	● Brand / marketing experience
● Medical device industry experience	● Mergers and acquisitions experience
● International experience	● Financial expertise
● FDA / regulatory experience	● Public company board experience

In evaluating director candidates and considering incumbent directors for nomination to the Board, the committee considers a variety of factors. These include each candidate's character and integrity, reputation for working constructively in a collegial environment and availability to devote sufficient time to Board matters. Diversity of background and diversity of gender, race, ethnicity, national origin and age are also relevant factors in the selection process. The committee also considers whether a candidate can meet the independence standards for directors and members of key committees under applicable stock exchange and SEC rules. With respect to incumbent directors, the committee considers the director's past performance on the Board and contributions to the committees on which he or she serves.

While the Board has not formally adopted a policy regarding director diversity, the committee actively considers diversity in director recruitment and nomination. In conducting its most recent search for new directors, the Board utilized a process that required the final pool of candidates to include potential directors who would increase the Board's ethnic and/or gender diversity. We anticipate utilizing a similar process in future searches for Board candidates. The Board believes that the diversity of the current Board members, including as to gender, race, ethnicity, national origin, international work experience and age, provides significant benefits to the Board and to the company.

BOARD LEADERSHIP STRUCTURE

One of the key responsibilities of the Board is to have a leadership structure that allows it to provide effective oversight of management and maximize the contributions of its members. Currently, the Board is led by a non-executive Chairman of the Board selected from among the independent directors. The non-executive Chairman leads the meetings and activities of the Board, while our CEO leads the management, operations and employees of the company and is responsible for executing the company's strategy. The Board adopted this leadership structure in 2007. The Board believes that this leadership structure allows the Board to function efficiently and effectively and that

it continues to be appropriate. However, the Board evaluates its leadership structure on an ongoing basis and is not opposed in concept to combining these roles. Prior to 2007, the positions of Chairman and CEO were held by the same person. The Board believes it should maintain the flexibility to change its leadership structure as circumstances warrant.

Larry Glasscock, who has served as one of our independent directors since 2001, has served as non-executive Chairman since 2013.

The non-executive Chairman of the Board has the following duties and responsibilities:

- presiding at meetings of the Board and shareholders;
- approving the agendas for meetings of the full Board, as prepared by the CEO;
- presiding at executive sessions of the independent directors;
- coordinating the activities of the independent directors; and
- serving as the liaison between the CEO and the rest of the Board.

If the Board decides in the future to combine the positions of Chairman and CEO, the independent directors will designate one of themselves as "Lead Independent Director." The Lead Independent Director would have duties and responsibilities similar to the current non-executive Chairman, except for the duty to preside at meetings of the Board and shareholders.

BOARD'S ROLE IN RISK OVERSIGHT

Our Board of Directors oversees the risk management processes that have been designed and are implemented by our executives to determine whether those processes are consistent with our strategy and risk appetite, are functioning as intended, and that necessary steps are taken to foster a culture that recognizes and appropriately escalates and addresses risk-taking beyond our determined risk appetite. The Board executes its oversight responsibility for risk management directly and through its committees.

The Audit Committee is specifically tasked with overseeing our compliance with legal and regulatory requirements, including oversight of our Corporate Compliance Program, discussing our risk assessment and risk management processes with management, and receiving information on certain material legal and regulatory matters, including litigation, as well as on information technology, data privacy and cyber security-related matters. Our Vice President, Internal Audit Services, who reports directly to the committee, coordinates our global risk assessment process. We use this process to identify, assess and prioritize internal and external risks, to develop processes for responding to, mitigating and monitoring risks and to inform the development of our internal audit plan, our annual operating plan and our long-term strategic plan. We also maintain an internal risk committee made up of members of senior management that has responsibility for overseeing the execution of enterprise risk management activities. The Audit Committee receives detailed reports regarding our enterprise risk assessment process and its meeting agendas include discussions of individual risk areas throughout the year. Members of our management who have responsibility for designing and implementing our risk management processes regularly meet with the committee. The committee discusses our major financial risk exposures with our CFO and Chief Accounting Officer. The committee receives regular reports from our Chief Compliance Officer on our Corporate Compliance Program, which is designed to address risks related to, among other matters, anti-corruption and anti-kickback laws in the countries where we do business. The committee also receives reports from our General Counsel, Chief Information Officer, Chief Information Security Officer, Global Privacy Officer and other persons who are involved in our risk management processes.

The Board's other committees oversee risks associated with their respective areas of responsibility. For example, the Compensation and Management Development Committee oversees risks relating to our executive compensation programs and practices. In addition, in conjunction with the full Board, the Compensation and Management Development Committee oversees risks relating to senior management succession planning. The Corporate Governance Committee oversees risks relating to environmental, social and governance matters. The Quality, Regulatory and Technology Committee oversees risks relating to our compliance with laws and regulations enforced by the U.S. Food and Drug Administration ("FDA") and comparable foreign government regulators, including product quality and safety.

The Board receives detailed regular reports from members of our executive leadership team and other personnel that include discussions of the risks and exposures involved with their respective areas of responsibility. Further, the Board is routinely informed of developments that could affect our risk profile or other aspects of our business. Primary areas of risk oversight for the full Board include, but are not limited to, general commercial risks in the musculoskeletal healthcare industry, such as competition, pricing pressures and the reimbursement landscape; risks associated with our strategic plan and annual operating plan; risks related to our capital structure; and risks pertaining to mergers and acquisitions.

POLICIES ON CORPORATE GOVERNANCE

We are committed to maintaining the highest standards of business conduct and corporate governance, which we believe are essential to running our business efficiently, serving shareholders well and maintaining our integrity in the marketplace. Our Board has adopted Corporate Governance Guidelines, which, in conjunction with our Restated Certificate of Incorporation, Restated By-Laws, Board committee charters and key Board policies, form the framework for our governance. Our Board regularly reviews corporate governance developments and modifies its Corporate Governance Guidelines, committee charters and key policies as warranted.

The current versions of the following documents are available in the Investor Relations/Corporate Governance section of our website, www.zimmerbiomet.com:

- Code of Business Conduct and Ethics, which applies to all directors, officers and employees;
- Code of Ethics for Chief Executive Officer and Senior Financial Officers (the "finance code of ethics"), which applies to our CEO, CFO, Chief Accounting Officer/Corporate Controller and other finance organization employees;
- Corporate Governance Guidelines;
- Audit Committee Charter;
- Compensation and Management Development Committee Charter;
- Corporate Governance Committee Charter;
- Quality, Regulatory and Technology Committee Charter;
- Board Policy on Ratification of Independent Registered Public Accounting Firm;
- Board Policy on Stockholder Rights Plans; and
- Statement of Engagement on Public Policy Issues.

If we make any substantive amendments to the finance code of ethics or grant any waiver, including any implicit waiver, from a provision of the code to our CEO, CFO, or Chief Accounting Officer/Corporate Controller, we will disclose the nature of that amendment or waiver in the Investor Relations section of our website.

LIMIT ON OTHER DIRECTORSHIPS

Under our Corporate Governance Guidelines, our non-employee directors who are not executive officers of other public companies are limited to serving on a total of four public company boards, including ours, and our non-employee directors who serve as executive officers of other public companies are limited to serving on a total of three public company boards, including their own company's board and our Board. Further, our Audit Committee members are limited to serving on a total of three public company audit committees, including ours.

Our Board is aware that certain of our investors, in recognition of the increased time required of boards of directors, have policies to limit directors who are CEOs of public companies to a total of two public company boards. While our Board recognizes that directors who are employed full-time, whether as executives of public companies or in other positions, naturally have greater demands placed on their time than directors who have retired from full-time employment, our Board has chosen not to adopt the more restrictive two-board limit for our non-employee directors who serve as public company executives so that our Board has more flexibility to assess the potential impact of directors' additional commitments as they arise.

Arthur J. Higgins has served as a director of ours since 2007 and as a director of Ecolab Inc. since 2010. In March 2017, Mr. Higgins was named President, CEO and a member of the board of directors of Assertio Therapeutics, Inc. (then known as Depomed, Inc.), a specialty pharmaceutical company. As such, Mr. Higgins currently serves as a

public company CEO while sitting on a total of three boards; however, on March 16, 2020, Assertio Therapeutics announced a pending acquisition, upon the closing of which Mr. Higgins plans to step down as President and CEO and become the non-executive Chairman of the combined company. The acquisition is expected to close prior to June 30, 2020. Accordingly, we expect that upon closing, Mr. Higgins will no longer serve as an executive officer of a public company.

Mr. Higgins has remained fully committed to his duties as our director since his appointment as CEO of Assertio Therapeutics in 2017. He continues to bring high levels of engagement, focus and energy to our Board and its committees, as well as significant global healthcare industry expertise, and our Board has seen no decline in his attendance at, or participation in, our Board and committee meetings or his level of preparedness therefor. In deciding to nominate Mr. Higgins for reelection to our Board for an additional one-year term, our Corporate Governance Committee and full Board considered the foregoing factors, as well as the diversity of skills, perspective and background that Mr. Higgins contributes to our Board, and determined that it is in the best interests of our company and our shareholders for Mr. Higgins to continue to serve as our director.

BOARD SELF-EVALUATION PROCESS

Pursuant to New York Stock Exchange requirements, the Board's Corporate Governance Guidelines and the charters of each of the Board's committees, the Board and each of its committees are required to conduct self-evaluations of their performance. The Board recognizes that a robust and constructive evaluation process is an essential component of good corporate governance. These self-evaluations, which are conducted annually, are intended to facilitate a candid assessment and discussion by the Board and each committee of its effectiveness as a group in fulfilling its responsibilities, evaluating its performance and identifying areas for improvement. The Chair of the Corporate Governance Committee oversees the annual self-evaluation process. Each director is expected to participate and provide feedback on a range of topics, including: the Board and committee agendas; meetings; practices and dynamics; Board refreshment; committee structure, membership and leadership; the flow of information to and from the Board and its committees; management succession planning; and shareholder engagement. Director feedback is solicited on an individual basis through written questionnaires/assessments, individual director interviews and/or group discussions. From time to time, the Board retains a third party experienced in corporate governance matters to act as a facilitator for the self-evaluation process, including preparing and reviewing the written questionnaires/ assessments and conducting individual director interviews. The Chair of the Corporate Governance Committee, along with the third party facilitator (when one is retained) reviews the feedback from the self-evaluation process and makes recommendations for areas with respect to which the Board and its committees should consider improvements. These areas are further discussed at a meeting led by the Chair of the Corporate Governance Committee and the third party facilitator (when one is retained) at which all Board members are present. At the conclusion of this meeting, the Chair of the Corporate Governance Committee, working with the senior management team, develops action plans for any items that require follow-up.

DIRECTOR INDEPENDENCE

The Board's Corporate Governance Guidelines, which are available on our website at www.zimmerbiomet.com, include criteria adopted by the Board to assist it in making determinations regarding the independence of its members. The criteria are consistent with the New York Stock Exchange listing standards regarding director independence. To be considered independent, the Board must determine that a director has no material relationship, directly or indirectly, with us. In assessing independence, the Corporate Governance Committee and the Board consider a wide range of relevant facts and circumstances. The Board has determined that each of our non-employee directors, Christopher B. Begley, Betsy J. Bernard, Gail K. Boudreaux, Michael J. Farrell, Larry C. Glasscock, Robert A. Hagemann, Arthur J. Higgins, Maria Teresa Hilado, Syed Jafry and Michael W. Michelson, meets these standards and is independent. The remaining director, Bryan C. Hanson, is our CEO and is not independent.

In making its determination with respect to Ms. Boudreaux, the Board considered her position as President and CEO of Anthem, Inc. With more than 79 million people served by its affiliated companies, including approximately 41 million within its family of health plans, Anthem is one of the nation's leading health benefits companies and serves as the third party claims processor of our self-funded group health plan for our U.S.-based employees and reinsurer of

catastrophic claims under the plan. During 2019, the amount we paid Anthem exceeded $1 million, but represented only one hundredth of one percent (0.01%) of Anthem's total revenues. After reviewing the terms of these transactions, the Board determined that Ms. Boudreaux does not have a direct or indirect material interest in the transactions, that Ms. Boudreaux does not have a material relationship, directly or indirectly, with us and that our business relationship with Anthem does not diminish the ability of Ms. Boudreaux to exercise her independent judgment on issues affecting our business.

Anthem does not provide any services to us that would be characterized as professional services or advisory in nature (plan design consulting services are provided by Willis Towers Watson). Anthem does not have access to sensitive company information or to our strategic decision-making, and its services are generally provided for a monthly fee based upon the number of employees enrolled in our health plan. Anthem's services to us are limited to administrative services, including claims processing, utilization of Anthem's provider network, Employee Assistance Programs, customer service, disease management programs and stop-loss coverage.

In making its determination with respect to Mr. Jafry, the Board considered his position as Senior Vice President and President, Regions of Thermo Fisher Scientific Inc. ("Thermo Fisher"). During 2019, we paid Thermo Fisher for laboratory equipment in an aggregate amount in excess of $1 million, but the amount we paid represented only one hundredth of one percent (0.01%) of Thermo Fisher's total revenues. After reviewing the terms of these transactions, the Board determined that Mr. Jafry does not have a direct or indirect material interest in the transactions, that Mr. Jafry does not have a material relationship, directly or indirectly, with us and that our business relationship with Thermo Fisher does not diminish the ability of Mr. Jafry to exercise his independent judgment on issues affecting our business.

MAJORITY VOTE STANDARD FOR ELECTION OF DIRECTORS

Our Restated By-Laws require directors to be elected by the majority of the votes cast with respect to that director in uncontested elections (the number of shares voted "for" a director must exceed the number of votes cast "against" that director). In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors will be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. If a nominee who is serving as a director is not elected at the annual meeting, under Delaware law the director would continue to serve on the Board as a "holdover director." However, under our Restated By-Laws, any director who fails to be elected must tender his or her resignation to the Board. The Corporate Governance Committee would then make a recommendation to the Board whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in the Board's decision. If a nominee who was not already serving as a director is not elected at the annual meeting, under Delaware law that nominee would not become a director and would not serve on the Board as a "holdover director." All nominees for election as directors at the 2020 annual meeting are currently serving on the Board.

NOMINATIONS FOR DIRECTORS

The Corporate Governance Committee screens candidates and recommends candidates for nomination to the full Board. In seeking and evaluating director candidates, the committee considers individuals in accordance with the criteria described above under "Director Criteria, Qualifications and Experience." Director candidates may be recommended by Board members, a third-party search firm or shareholders.

The committee considers candidates proposed by shareholders and evaluates them using the same criteria as for other candidates. A shareholder who wishes to recommend a director candidate for consideration by the committee should send such recommendation to our Corporate Secretary at Zimmer Biomet Holdings, Inc., 345 East Main Street, Warsaw, Indiana 46580, who will then forward it to the committee. Any such recommendation should include a

description of the candidate's qualifications for board service, the candidate's written consent to be considered for nomination and to serve if nominated and elected, and addresses and telephone numbers for contacting the shareholder and the candidate for more information.

A shareholder who wishes to nominate an individual as a candidate for election, rather than recommend the individual to the committee as a nominee, but does not intend to have the candidate included in our proxy materials, must comply with the advance notice requirements set forth in our Restated By-Laws. (See "What is the deadline to propose actions for consideration or to nominate individuals to serve as directors at the 2021 annual meeting of shareholders? – *Notice Requirements for Other Director Nominees or Shareholder Proposals to Be Brought Before the 2021 Annual Meeting of Shareholders*" on page 77 for more information.) In addition, in 2019, our Board adopted "proxy access," which permits eligible shareholders to nominate and include in our proxy materials director nominees if certain requirements are met. (See "What is the deadline to propose actions for consideration or to nominate individuals to serve as directors at the 2021 annual meeting of shareholders? – *Requirements for Director Nominees to Be Considered for Inclusion in our Proxy Materials ("Proxy Access")*" on page 77 for more information.)

COMMUNICATIONS WITH DIRECTORS

Shareholders or other interested parties may contact our directors by writing to them either individually or as a group or partial group (such as all independent directors), c/o Corporate Secretary, Zimmer Biomet Holdings, Inc., 345 East Main Street, Warsaw, Indiana 46580. If you wish your communication to be treated confidentially, please write the word "CONFIDENTIAL" prominently on the envelope and address it to the director by name so that it can be forwarded without being opened. Communications addressed to multiple recipients, such as to "Board of Directors," "Audit Committee," "Independent Directors," etc. will necessarily have to be opened and copied by the Office of the Corporate Secretary in order to forward them, and hence cannot be treated confidentially.

BOARD MEETINGS, ATTENDANCE AND EXECUTIVE SESSIONS

The Board meets on a regularly scheduled basis during the year to review significant developments affecting us and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between scheduled meetings. Members of senior management regularly attend meetings of the Board and its committees to report on and discuss their areas of responsibility. Directors are expected to attend Board meetings, meetings of committees on which they serve and shareholder meetings. Directors are expected to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. During 2019, the Board held 12 meetings and the standing committees of the Board held a total of 29 meetings. All directors attended 75% or more of the meetings of the Board and committees on which they served. All current directors then standing for election attended the 2019 annual meeting of shareholders.

Each regularly scheduled Board meeting normally begins with a session between the CEO and the independent directors. This provides a platform for discussions outside the presence of the non-Board management attendees, as well as an opportunity for the independent directors to go into executive session (without the CEO) if requested by any director. The independent directors may meet in executive session, without the CEO, at any time, and are scheduled for such independent executive sessions at each regularly scheduled Board meeting. Larry Glasscock, in his capacity as non-executive Chairman, presides at these executive sessions.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

On an annual basis, each director and executive officer is obligated to complete a director and officer questionnaire which requires disclosure of any transactions with us in which the director or executive officer, or any member of his or her immediate family, has an interest. Under our Audit Committee's charter, which is available on our website at

www.zimmerbiomet.com, our Audit Committee must review and approve all related person transactions in which any executive officer, director, director nominee or more than 5% shareholder of the company, or any of their immediate family members, has a direct or indirect material interest. The Audit Committee may not approve a related person transaction unless (1) it is in or not inconsistent with our best interests and (2) where applicable, the terms of such transaction are at least as favorable to us as could be obtained from an unrelated third party.

Under our Code of Business Conduct and Ethics, which is available on our website at www.zimmerbiomet.com, and related policies and procedures, actual or potential conflicts of interest involving any other employee must be disclosed to and resolved by our Human Resources Department, in consultation with our Compliance Office.

In February 2018, we entered into an aircraft time sharing agreement with Bryan C. Hanson, our President and CEO. Both the Audit Committee and the Compensation and Management Development Committee of our Board authorized entry into the agreement. Under the agreement, Mr. Hanson is permitted to reimburse us for the incremental costs of his personal use of corporate aircraft consistent with Federal Aviation Administration regulations. Mr. Hanson was permitted personal use of corporate aircraft up to a maximum incremental cost to us of $100,000 in 2019. The agreement is intended to cover any personal use in excess of the annual limit.

COMMITTEES OF THE BOARD

Our Restated By-Laws provide that the Board may delegate certain of its responsibilities to committees. During 2019, the Board had four standing committees: an Audit Committee; a Compensation and Management Development Committee; a Corporate Governance Committee; and a Quality, Regulatory and Technology Committee. Each of the standing committees is composed entirely of independent directors. In addition, the members of the Audit Committee and the Compensation and Management Development Committee meet the heightened standards of independence required by SEC rules and New York Stock Exchange listing standards.

The table below shows the current membership of each standing Board committee and the number of meetings held during 2019.

STANDING COMMITTEE ASSIGNMENTS

Director	Audit Committee	Compensation and Management Development Committee	Corporate Governance Committee	Quality, Regulatory and Technology Committee
Christopher B. Begley		✓		Chair
Betsy J. Bernard	✓		Chair	
Gail K. Boudreaux	✓		✓	
Michael J. Farrell		✓	✓	
Larry C. Glasscock	✓		✓	
Robert A. Hagemann	Chair			✓
Bryan C. Hanson				
Arthur J. Higgins		Chair		✓
Maria Teresa Hilado	✓		✓	
Syed Jafry		✓		✓
Michael W. Michelson		✓		✓
2019 Meetings	13	6	5	5

Audit Committee

Robert A. Hagemann, Chair
Betsy J. Bernard
Gail K. Boudreaux
Larry C. Glasscock
Maria Teresa Hilado

The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of our independent registered public accounting firm, including the review and approval of audit fees. The principal functions of the Audit Committee include:

- pre-approving all auditing services and permissible non-audit services provided to us by our independent registered public accounting firm;
- reviewing with our independent registered public accounting firm and with management the proposed scope of the annual audit, past audit experience, our program for the internal examination and verification of our accounting records and the results of recently completed internal examinations;
- reviewing and discussing with management and our independent registered public accounting firm our quarterly and annual financial statements prior to their public release;
- reviewing major issues as to the adequacy of our internal controls; and
- overseeing our compliance with certain legal and regulatory requirements, including oversight of our Corporate Compliance Program, and aspects of our risk management processes.

The Board of Directors has determined that Mses. Bernard, Boudreaux and Hilado and Messrs. Glasscock and Hagemann qualify as "audit committee financial experts" as defined by SEC rules. Shareholders should understand that this designation is an SEC disclosure requirement related to these directors' experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon these directors any duties, obligations or liabilities that are greater than those that are generally imposed on them as members of the Audit Committee and the Board, and their designation as audit committee financial experts pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

See also the "Audit Committee Matters" section of this proxy statement for additional information about the Audit Committee's responsibilities and actions and the Audit Committee Report.

Compensation and Management Development Committee

Arthur J. Higgins, Chair
Christopher B. Begley
Michael J. Farrell
Syed Jafry
Michael W. Michelson

The Compensation and Management Development Committee has overall responsibility for approving and evaluating our executive compensation plans, policies and programs. The duties of the Compensation and Management Development Committee include:

- reviewing and approving corporate goals and objectives relevant to CEO compensation and evaluating the CEO's performance in light of those goals and objectives;
- reviewing and discussing with the CEO the performance of our other executive officers;
- reviewing and approving the base salary, annual and long-term incentive compensation and other compensation, perquisites or special or supplemental benefits to be paid or awarded to our CEO and other executive officers;
- approving and authorizing the company to enter into any severance arrangements, change in control severance agreements or other compensation-related agreements with our executive officers, in each case as, when and if appropriate;
- reviewing and making recommendations to the Board with respect to our incentive compensation and equity-based plans;

- administering our incentive compensation and equity-based plans, including making awards under such plans;
- monitoring compliance by our executive officers with our stock ownership guidelines;
- overseeing the process for identifying and addressing any material risks relating to our compensation policies and practices;
- cooperating with the Corporate Governance Committee in reviewing non-employee director compensation and providing input with respect to any proposed changes in director compensation;
- as part of periodic organization and talent planning, either as part of the full Board, or at the Board's direction, reviewing talent and development plans relative to senior management;
- either as part of the full Board, or at the Board's direction, reviewing and monitoring our policies and strategies related to human capital management;
- reviewing and discussing with management the Compensation Discussion and Analysis required by SEC regulations and, if appropriate, recommending its inclusion in our Annual Report on Form 10-K and proxy statement; and
- reviewing the results of non-binding advisory votes on executive compensation and determining whether changes should be made to our executive compensation policies and programs in light of shareholder feedback.

None of the members of the Compensation and Management Development Committee during 2019 or as of the date of this proxy statement is or has been our officer or employee or had any relationship requiring disclosure under Item 404 of Regulation S-K of the Exchange Act. None of our executive officers served on the compensation committee or board of any company that employed any member of the Compensation and Management Development Committee or the Board or otherwise under circumstances requiring disclosure under Item 404 of Regulation S-K.

The report of the Compensation and Management Development Committee appears on page 52.

Compensation Risk Assessment

At the request of the Compensation and Management Development Committee, Willis Towers Watson, the committee's compensation consultant, conducted an in-depth qualitative review of the potential risks associated with our executive compensation program in 2015, and it has updated its assessment each year thereafter. The components of our executive compensation program are part of our global compensation structure, and the majority of the compensation policies or practices that apply to other levels of our employees or to any of our subsidiaries or divisions are included in our executive compensation program. For 2019, Willis Towers Watson found that our executive compensation program is in alignment with current market practices, contains an appropriate balance of risk versus rewards and incorporates appropriate risk mitigating factors. Consistent with prior years, Willis Towers Watson found no design features in our executive compensation practices that pose a significant concern from the perspective of motivating senior officers to knowingly expose us to excessive enterprise risk. We believe that our compensation policies and practices do not encourage excessive risk-taking and are not reasonably likely to have a material adverse effect on us.

Corporate Governance Committee

Betsy J. Bernard, Chair
Gail K. Boudreaux
Michael J. Farrell
Larry C. Glasscock
Maria Teresa Hilado

The Corporate Governance Committee oversees the Board's corporate governance policies and practices and assists the Board in its oversight with respect to matters that involve our image, reputation and standing as a responsible corporate citizen. In its oversight of corporate governance policies and practices, the Corporate Governance Committee's duties include:

- developing and recommending to the Board criteria for selection of non-management directors;
- recommending to the Board director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly-created directorships that may occur between such meetings;

- recommending directors for appointment to Board committees;
- analyzing information relevant to the Board's determination as to whether a director is independent;
- overseeing the annual self-evaluation process for the Board and its committees;
- periodically reviewing the Board's leadership structure and recommending any proposed changes to the Board for approval;
- monitoring emerging corporate governance trends and recommending to the Board any proposed changes in our corporate governance policies;
- periodically reassessing the Board's Corporate Governance Guidelines and recommending any proposed changes to the Board for approval; and
- periodically reviewing, in cooperation with the Compensation and Management Development Committee, the form and amount of non-employee director compensation and recommending any proposed changes to the Board for approval.

In assisting the Board in its oversight with respect to matters that involve our image, reputation and standing as a responsible corporate citizen, the Corporate Governance Committee reviews and considers, among other items, the following from time to time as it deems appropriate:

- current and emerging political, social, environmental, corporate citizenship and public policy issues and trends that may affect our business activities, performance, reputation or public image;
- our public policy, government relations and advocacy activities, including our policies on political contributions and the activities of the Zimmer Biomet Political Action Committee;
- our sustainability activities, including initiatives related to the environment;
- our community relations activities and charitable contributions, including the underlying philosophy, goals and purposes of our contribution activities;
- our initiatives related to promoting access to healthcare and other social responsibility issues; and
- shareholder proposals submitted for inclusion in our proxy materials that relate to public policy or social responsibility issues.

Quality, Regulatory and Technology Committee

Christopher B. Begley, Chair
Robert A. Hagemann
Arthur J. Higgins
Syed Jafry
Michael W. Michelson

The Quality, Regulatory and Technology ("QRT") Committee assists the Board in its oversight of product quality and safety and our research, innovation and technology initiatives in the context of our overall corporate strategy, goals and objectives. In its oversight of risk management, the QRT Committee reviews and considers, among other items, the following:

- our overall quality strategy;
- processes in place to monitor and control product quality and safety;
- results of product quality and quality system assessments by the company and external regulators; and
- any significant product quality issues that may arise.

In overseeing our research, innovation and technology initiatives, the QRT Committee reviews and considers, among other items, the following as it deems appropriate:

- the strategic goals, objectives and direction of our research programs and the alignment of those programs with our portfolio of businesses and our long-term business objectives and strategic goals;
- the relationship of our strategic research plan to our overall approach to technical and commercial innovation and technology acquisition;
- our product development pipeline;
- our major technology positions and strategies relative to emerging technologies, emerging concepts of therapy and healthcare, and changing market requirements;
- the processes for identifying and prioritizing, and, as applicable, the development of, innovative technologies that arise from within and outside the company;

- our ability to internally develop technology being, or proposed to be, developed, or to access and maintain such technology from third parties through acquisitions, licensing, collaborations, alliances, investments or otherwise; and

- the potential impact on us in the event that technology being, or proposed to be, developed is not developed or accessed by us.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

The Board believes that providing competitive compensation is necessary to attract and retain qualified non-employee directors. The key components of director compensation include annual retainers, committee chair annual fees and equity-based awards. It is the Board's practice to provide a mix of cash and equity-based compensation to more closely align the interests of directors with our shareholders.

The following table sets forth information regarding the compensation we paid to our non-employee directors for 2019. Bryan C. Hanson is not included in this table because he received no additional compensation for his service as a director.

2019 Director Compensation Table

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
(a)	(b)	(c)	(g)	(h)
Christopher B. Begley	113,750	190,290	9,326	313,366
Betsy J. Bernard	113,750	190,290	10,528	314,568
Gail K. Boudreaux	98,750	190,290	8,808	297,848
Michael J. Farrell	98,750	190,290	5,809	294,849
Larry C. Glasscock	248,750	190,290	20,564	459,604
Robert A. Hagemann	120,000	190,290	17,744	328,034
Arthur J. Higgins	115,000	190,290	22,179	327,469
Maria Teresa Hilado	49,375	239,665	762	289,802
Syed Jafry	49,375	239,665	501	289,541
Michael W. Michelson	86,875	202,165	4,908	293,948

(1) Amounts include fees that were paid in cash plus fees that were voluntarily deferred at each director's election under our Restated Deferred Compensation Plan for Non-Employee Directors. As explained more fully below, compensation that a director elects to defer is credited to the director's deferred compensation account as either treasury units, dollar units or deferred share units ("DSUs"), and will be paid in cash following the director's retirement or other termination of service from the Board.

(2) Represents the grant date fair value of the stock awards determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"). For these stock awards, the grant date fair value is the average of the high and low selling prices of our common stock on the New York Stock Exchange on the date of grant. All stock awards to directors are fully vested on the date of grant but are subject to mandatory deferral of settlement until the director's termination of service from the Board, or later, as explained more fully below.

The following table sets forth the grant date fair value of annual grants of restricted stock units ("RSUs") and DSUs awarded to each director elected or re-elected at the 2019 annual meeting of shareholders, as well as DSUs granted during 2019 pursuant to the mandatory deferral provisions of the Restated Deferred Compensation Plan for Non-Employee Directors.

2019 STOCK AWARDS

Name	RSUs (granted 05-10-19) ($)	DSUs (granted 05-10-19) ($)	DSUs (mandatory deferral) ($)	Total ($)
Christopher B. Begley	130,000	60,290	—	190,290
Betsy J. Bernard	130,000	60,290	—	190,290
Gail K. Boudreaux	130,000	60,290	—	190,290
Michael J. Farrell	130,000	60,290	—	190,290
Larry C. Glasscock	130,000	60,290	—	190,290
Robert A. Hagemann	130,000	60,290	—	190,290
Arthur J. Higgins	130,000	60,290	—	190,290
Maria Teresa Hilado	130,000	60,290	49,375	239,665
Syed Jafry	130,000	60,290	49,375	239,665
Michael W. Michelson	130,000	60,290	11,875	202,165

Mr. Glasscock held options to purchase 2,203 shares of our common stock as of December 31, 2019. No other non-employee director held unexercised stock options as of December 31, 2019.

(3) Amounts in this column represent the dollar value of dividend equivalents credited in the form of additional DSUs under the Restated Deferred Compensation Plan for Non-Employee Directors. Dividend equivalents are credited at the same rate as cash dividends paid on our common stock.

Retainers

We pay non-employee directors quarterly, on the last day of March, June, September and December. During 2019, we paid non-employee directors an annual retainer of $95,000, which was increased to $110,000 effective as of the fourth quarter of 2019, resulting in an increase of $3,750 per quarter beginning with the quarter ended December 31, 2019. The non-employee director annual retainer is subject to mandatory deferral requirements as described below. During 2019, we paid our non-executive Chairman of the Board an additional annual retainer of $150,000. We paid our Audit Committee chair an additional annual retainer of $20,000, which was increased to $25,000 effective as of the fourth quarter of 2019, resulting in an increase of $1,250 per quarter beginning with the quarter ended December 31, 2019. During 2019, we paid each of the chairs of our other standing Board committees additional annual retainers of $15,000, except that the annual retainer for the chair of the Compensation and Management Development Committee was increased to $20,000 effective as of the fourth quarter of 2019, resulting in an increase of $1,250 per quarter beginning with the quarter ended December 31, 2019. The Board approved these increases in the annual retainers upon the recommendations of the Corporate Governance Committee and the Compensation and Management Development Committee following a competitive market review of non-employee director compensation conducted by Willis Towers Watson. Accordingly, we paid the following amounts during 2019:

	March 31 ($)	June 30 ($)	September 30 ($)	December 31 ($)	Total ($)
Non-executive Chairman annual retainer	37,500	37,500	37,500	37,500	150,000
Director annual retainer	23,750	23,750	23,750	27,500	98,750
Audit Committee chair annual retainer	5,000	5,000	5,000	6,250	21,250
Compensation and Management Development Committee chair annual retainer	3,750	3,750	3,750	5,000	16,250
Other standing committee chair annual retainer	3,750	3,750	3,750	3,750	15,000

Directors who commence service on the Board, or who commence service as a standing committee chair or as non-executive Chairman, are paid applicable quarterly fees beginning with the quarter during which they commence such service. Similarly, directors who terminate service on the Board or terminate service as a standing committee chair or as non-executive Chairman are paid applicable quarterly fees through the quarter during which such service terminated.

Equity-Based Compensation and Mandatory Deferrals

We awarded each non-employee director who was elected or re-elected at the 2019 annual meeting of shareholders 500 DSUs as of the date of the annual meeting with an initial value based on the price of our common stock on that date. We require that these annual DSU awards be credited to a deferred compensation account under the provisions of the Restated Deferred Compensation Plan for Non-Employee Directors. DSUs represent an unfunded, unsecured right to receive shares of our common stock or the equivalent value in cash, and the value of DSUs varies directly with the price of our common stock. We also require that 50% of a director's annual retainer be deferred and credited to his or her deferred compensation account in the form of DSUs with an initial value equal to the amount of fees deferred until the director holds a total of at least 5,000 DSUs.

Non-employee directors may elect to defer receipt of compensation in excess of their mandatory deferral and annual DSU award. Elective deferrals are credited to the director's deferred compensation account in the form of either treasury units, dollar units or DSUs with an initial value equal to the amount of fees deferred. The value of treasury units and dollar units does not change after the date of deferral. Amounts deferred as treasury units are credited with interest at a rate based on the six-month U.S. Treasury bill discount rate for the preceding year. Amounts deferred as dollar units are credited with interest at a rate based on the rate of return of our invested cash during the preceding year. When we pay cash dividends on our common stock, amounts deferred as DSUs are credited with additional DSUs equal to the number of shares of our common stock that could have been purchased if we paid cash dividends on the DSUs held in directors' deferred compensation accounts and such cash was reinvested in our common stock. These additional DSUs are subject to mandatory deferral.

All treasury units, dollar units and DSUs are immediately vested and payable following termination of the non-employee director's service on the Board. We settle annual DSU awards and mandatory deferral DSUs in shares of our common stock. We pay the value of treasury units, dollar units and elective deferral DSUs in cash. Non-employee directors may elect to receive the cash payment in a lump sum or in not more than ten annual installments.

During 2019, we also awarded each continuing non-employee director RSUs as of the date of the annual meeting of shareholders with an initial value of $130,000 based on the price of our common stock on that date. These awards were made under the Stock Plan for Non-Employee Directors. The RSUs vested immediately and are subject to mandatory deferral until May 10, 2022, or, if later, the director's retirement or other termination of service from the Board. We will settle the RSUs in shares of our common stock.

Insurance, Expense Reimbursement and Director Education

We provide non-employee directors with travel accident insurance and reimburse reasonable expenses they incur for transportation, meals and lodging when on Zimmer Biomet business. We also reimburse non-employee directors for reasonable out-of-pocket expenses, including tuition costs incurred in attending director education programs.

AUDIT COMMITTEE MATTERS

PROPOSAL 2 — Ratification of the Appointment of the Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of our independent registered public accounting firm, including the review and approval of audit fees. The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") to serve as our independent registered public accounting firm for 2020. We are asking shareholders to ratify this appointment as a matter of policy.

If shareholders do not ratify the selection of PwC, the Audit Committee will consider any information submitted by shareholders in connection with the selection of the independent registered public accounting firm for the next year. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee believes such a change would be in our best interest and the best interest of our shareholders.

PwC has served as our independent registered public accounting firm continuously since 2000. In accordance with SEC rules, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide audit services to us. For lead and concurring review audit partners, the maximum number of consecutive years of service in that capacity is five years. The process for selection of our lead audit partner pursuant to this rotation policy involves discussions among PwC, management and the full Audit Committee, as well as interviews by the Chair of the Audit Committee and our CFO of candidates recommended by PwC. In addition, in order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of our independent registered public accounting firm.

In determining whether to reappoint PwC to serve as our independent registered public accounting firm, the Audit Committee annually considers several factors, including:

- PwC's independence and objectivity;
- PwC's capabilities considering the complexity of our global operations, including the skills and experience of the lead audit partner;
- PwC's historical and recent performance, including the extent and quality of PwC's communications with the Audit Committee and management's views of PwC's overall performance;
- data related to audit quality and performance, including recent Public Company Accounting Oversight Board ("PCAOB") inspection reports on PwC;
- PwC's knowledge of and familiarity with our business and industry and our accounting policies and practices; and
- the appropriateness of PwC's fees, taking into account the size and level of complexity of our organization and the resources necessary to perform the audit.

The members of the Audit Committee and the Board believe that the continued retention of PwC to serve as our independent registered public accounting firm is in our best interest and in the best interest of our shareholders.

Representatives of PwC attended all meetings of the Audit Committee in 2019. We expect that a representative of PwC will be at the annual meeting. This representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

Our Board recommends a vote FOR ratification of the appointment of PwC as our independent registered public accounting firm for 2020.

RESPONSIBILITIES OF THE AUDIT COMMITTEE

The Audit Committee is responsible for overseeing the integrity of our financial statements, the qualifications, performance and independence of the independent registered public accounting firm, the performance of our internal audit function and compliance with certain legal and regulatory requirements, including oversight of our Corporate Compliance Program. The committee is directly responsible for the appointment, retention, compensation and oversight of our independent registered public accounting firm.

Management is responsible for the financial reporting process, including the system of internal control, for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States and for management's report on internal control over financial reporting.

The independent registered public accounting firm is responsible for auditing the consolidated financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States as well as rendering an opinion on the company's internal control over financial reporting.

The committee's responsibility is to oversee and review the financial reporting process and to review and discuss management's report on internal control over financial reporting. Committee members are not, however, professionally engaged in the practice of accounting or auditing and do not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations or accounting principles generally accepted in the United States or as to the independence of the independent registered public accounting firm. The committee relies, without independent verification, on the information provided to it and on the representations made by management and the independent registered public accounting firm.

See also "CORPORATE GOVERNANCE – Committees of the Board – Audit Committee" on page 19 for additional information about the Audit Committee's functions and composition.

ACTIVITIES OF THE AUDIT COMMITTEE IN 2019

The committee held 13 meetings during 2019. The meetings were designed, among other things, to facilitate and encourage communication among the committee, management, our internal auditor and PwC. At these meetings, the committee:

- discussed with the internal auditor and with PwC the overall scope and plans for their respective audits;
- reviewed and discussed with management and PwC the consolidated financial statements;
- met with the internal auditor and PwC, with and without management present, to discuss the results of their examinations and their evaluations of the company's internal control over financial reporting;
- reviewed and discussed with management, the internal auditor and PwC management's report on internal control over financial reporting and PwC's report on internal control over financial reporting;
- reviewed and discussed the company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002;
- discussed major financial risk exposures with management and the steps management has taken to monitor and control such exposures, including risk assessment and risk management policies and processes;
- reviewed and discussed with management the design and operation of our Corporate Compliance Program designed to prevent, detect and remediate non-compliance with applicable laws, regulations, industry codes and Zimmer Biomet policies and procedures;
- received and reviewed a report prepared by an independent public accounting firm in collaboration with our internal auditor regarding the testing of payments we made to healthcare professionals during 2019; the focus of the testing was to confirm that the payments were made on a basis consistent with identified requirements of our Corporate Compliance Program;
- discussed with management and the internal auditor the process used to support certifications by the CEO and CFO that are required by the SEC and the Sarbanes-Oxley Act of 2002 to accompany periodic filings with the SEC and the processes used to support management's report on internal control over financial reporting;
- pre-approved audit and permitted non-audit services in accordance with the policy described below;
- discussed with PwC the matters required to be communicated to the committee as described below;
- discussed the auditor's independence with PwC and made the conclusions regarding independence described below; and
- evaluated PwC's performance and considered factors relevant to the reappointment of PwC.

AUDIT COMMITTEE PRE-APPROVAL OF SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has adopted a policy for pre-approval of audit and permitted non-audit services by our independent registered public accounting firm. The Audit Committee will consider annually and, if appropriate, pre-approve the provision of audit and permitted non-audit services. The Audit Committee will also consider on a case-by-case basis and, if appropriate, pre-approve specific services that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Chair of the Audit Committee between regular meetings. The Audit Committee Chair has the delegated authority to pre-approve such services up to a specified fee amount. These pre-approval decisions are reported to the full Audit Committee at its next scheduled meeting.

AUDIT AND NON-AUDIT FEES

The following table shows the fees that we paid or accrued for audit and other services provided by PwC for the years 2019 and 2018. All of the services described in the following fee table were approved in conformity with the Audit Committee's pre-approval process described above.

	(000's)	
	2019	2018
Audit Fees[1]	$ 8,905	$ 8,915
Audit-Related Fees[2]	473	2,905
Tax Fees[3]	2,840	2,665
All Other Fees[4]	3	3
Total Fees	$12,221	$14,488

(1) This category includes the audit of our annual financial statements, the audit of our internal control over financial reporting, the review of interim financial statements included in our quarterly reports on Form 10-Q and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those years. This category also includes advice on accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and statutory audits required by non-U.S. jurisdictions.

(2) This category consists of assurance and related services provided by PwC that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "Audit Fees." The services for the fees disclosed under this category include attest services related to due diligence services, non-statutory financial reporting outside the U.S., employee benefit plan audits, accounting research and consultation, restructuring-related services and statutory reports for various countries.

(3) This category consists of tax services provided by PwC for tax compliance, tax advice and tax planning.

(4) This category consists primarily of fees for the use of PwC accounting research software.

AUDIT COMMITTEE REPORT

The Audit Committee has reviewed and discussed with management and PwC the audited financial statements for the year ended December 31, 2019, and PwC's evaluation of the company's internal control over financial reporting. The committee has discussed with PwC the matters that are required to be discussed by the applicable requirements of the PCAOB and the SEC. PwC has provided the committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding PwC's communications with the committee concerning independence, and the committee has discussed with PwC that firm's independence. The committee has concluded that PwC's provision of audit and non-audit services to the company and its affiliates is compatible with PwC's independence.

Based on the reviews and discussions described above, and subject to the limitations on the committee's role and responsibilities as described in this proxy statement and in the Audit Committee's charter, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements for the year ended December 31, 2019 be included in our Annual Report on Form 10-K for filing with the SEC.

Audit Committee

Robert A. Hagemann, Chair
Betsy J. Bernard
Gail K. Boudreaux
Larry C. Glasscock
Maria Teresa Hilado

EXECUTIVE COMPENSATION

PROPOSAL 3 — Advisory Vote to Approve Named Executive Officer Compensation

The Board of Directors is committed to excellence in corporate governance and recognizes the interest our shareholders have expressed with respect to our executive compensation program. As a part of this commitment, and in accordance with Section 14A of the Exchange Act, our shareholders are being asked to approve, on a non-binding, advisory basis, the compensation of our named executive officers ("NEOs") as reported in this proxy statement. This proposal, commonly known as a "Say on Pay" proposal, gives shareholders the opportunity to endorse or not endorse our executive compensation program for our NEOs for 2019.

A detailed description of our executive compensation program is available in the Compensation Discussion and Analysis section of this proxy statement ("CD&A"). Our Board and Compensation and Management Development Committee believe that our executive compensation program is tied to performance, aligns with shareholder interests and merits shareholder support. Accordingly, the Board recommends that shareholders vote in favor of the following resolution:

"RESOLVED, that the shareholders of Zimmer Biomet Holdings, Inc. approve, on an advisory basis, the compensation of the company's named executive officers as disclosed in this proxy statement pursuant to the SEC's executive compensation disclosure rules, including the CD&A, the compensation tables and narrative disclosures."

Although this vote is non-binding, the Board and the Compensation and Management Development Committee value the views of our shareholders and will review the voting results. If there are significant negative votes, we will take steps to understand those concerns that influenced the vote, and consider them in making future decisions about executive compensation. We currently conduct annual advisory votes on executive compensation, and we expect to conduct the next advisory vote at our 2021 annual meeting of shareholders.

Our Board recommends a vote FOR the advisory resolution approving executive compensation.

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

2019 NEOs

This CD&A describes the compensation of the following NEOs for 2019:

NEO	Title
Bryan Hanson	President and CEO
Suketu Upadhyay[1]	Executive Vice President and CFO
Ivan Tornos	Group President, Global Businesses and the Americas
Sang Yi	President, Asia Pacific ("APAC")
Didier Deltort	President, Europe, Middle East and Africa ("EMEA")
Daniel Florin[2]	Former Executive Vice President and CFO

(1)   Mr. Upadhyay joined the company as Executive Vice President and CFO on July 1, 2019.

(2)   Mr. Florin retired from his role as CFO on July 1, 2019 and continued to be employed (in a non-executive officer capacity) as Executive Vice President through his retirement from the company on March 23, 2020. During the period from July 1, 2019 through March 23, 2020, Mr. Florin assisted in the transition of CFO responsibilities to Mr. Upadhyay and played an advisory role in several projects at the request of Mr. Hanson. During this period, he continued to receive base salary at the annual rate of $619,000 and remained eligible for, and received, an annual cash incentive plan payout for 2019.

2019 Performance; Effect on Incentive Plan Payouts

In 2019, we continued to successfully execute our plan to reposition the company for success, driven by our global team's focus on our One ZB mission and culture. Highlights of our performance include the following:

- We continued to invest for growth and drove improved performance in 2019, especially in the second half of the year.
- Our team remained focused and engaged on our key priorities and made significant progress in critical areas, including supply recovery, quality remediation, compliance, mission and culture, talent and structure, and diversity and inclusion.
- We reached full launch status on a number of important products, including the ROSA® Knee System for robotically-assisted total knee replacement surgeries and the Persona® Revision Knee System, and we positioned the company for several high priority product launches in 2020.
- We shifted our innovation focus toward enabling technology around the implant, such as robotics, mini-robotics, informatics and operating room efficiency. Although the implant remains at the center of what we do, our goal is to provide a complete ecosystem that is both customer- and patient-centric.
- We began a number of restructuring initiatives, including reorganizing business units for greater strategic alignment, increased efficiency and improved resource allocation for accelerated growth.
- We paid down approximately $716 million of debt, net of debt proceeds, during the year as part of our commitment to reduce leverage.
- In line with our commitment to return value to shareholders, we paid approximately $197 million in cash dividends.
- Our total shareholder return ("TSR") for the year was 45%, representing performance in the top ten percent of the companies included in the S&P 500 Health Care Index.
- We were named 2019 Medtech Company of the Year by *Medical Device and Diagnostic Industry* (MD+DI).

Our performance in 2019 and prior years directly impacted executive compensation as shown in the below table, which sets forth our NEOs' 2019 annual incentive plan payouts as well as our NEOs' payouts, if any, for 2019 under the performance-based restricted stock unit ("PRSU") component of our long-term incentive ("LTI") plan, as a percentage of target opportunity and in terms of dollar amount or share number, as applicable.

NEO	2019 Annual Incentive Plan Payout (%)	($)	2017-2019 LTI Plan Payout (2017 PRSU Grant) (%)	(# of Shares)	2018-2020 LTI Plan Interim (Year 2) Payout[1] (2018 PRSU Grant) (%)	(# of Shares)	2019-2021 LTI Plan Interim (Year 1) Payout[1] (2019 PRSU Grant) (%)	(# of Shares)
Bryan Hanson	107.6	1,614,050	—	Not applicable	40.4	12,056	33.3	9,716
Suketu Upadhyay	107.6	326,835	—	Not applicable	—	Not applicable	—	Not applicable
Ivan Tornos	137.2	864,171	—	Not applicable	—	Not applicable	33.3	2,692
Sang Yi[2]	134.8	592,814	—	Zero payout	40.4	2,208	33.3	1,756
Didier Deltort[3]	156.5	673,361	—	Not applicable	—	Not applicable	33.3	1,640
Daniel Florin	107.6	595,444	—	Zero payout	40.4	3,906	33.3	2,692

(1) As explained in further detail later in this CD&A, the interim (year 2) payout of 40.4% of target under the 2018 PRSU grant and the interim (year 1) payout of 33.3% of target under the 2019 PRSU grant represent the maximum possible payouts for those interim periods under those grants.

(2) Mr. Yi's compensation is paid in Singapore Dollars and has been converted to U.S. Dollars for purposes of this table using the average exchange rate for 2019 of 1 SGD = 0.73296 USD.

(3) Mr. Deltort's compensation is paid in Swiss Francs and has been converted to U.S. Dollars for purposes of this table using the average exchange rate for 2019 of 1 CHF = 1.00607 USD.

Say on Pay, Shareholder Feedback, Actions Taken in Response

The Compensation and Management Development Committee of the Board (the "committee" in this CD&A and the executive compensation tables and narrative discussion that follow) has historically taken into consideration the results of our non-binding advisory votes on executive compensation (commonly referred to as "Say on Pay") when making future decisions regarding the structure and implementation of our executive compensation program. For the past several years, at the committee's request, we have engaged in shareholder outreach to hear feedback about our executive compensation program and other governance matters directly from shareholders. Our team involved in these outreach efforts includes members of management from our Human Resources, Investor Relations and Legal departments and has also included the Chair of the committee and our non-executive Chairman of the Board from time to time.

At our 2019 annual meeting of shareholders, approximately 60% of votes cast were in favor of our Say on Pay proposal. This represented a significant decline from 2018, when our proposal received the support of approximately 94% of votes cast. Based on engagement with our shareholders leading up to the 2019 annual meeting and feedback from proxy advisory firms, we believe that the primary concerns about our executive compensation program related to certain equity awards granted in 2018 that were made to create a strong focus on our two-year turnaround plan led by our new CEO.

To better understand our shareholders' concerns reflected in our 2019 Say on Pay results, we initiated further outreach during the balance of 2019. These efforts included reaching out to shareholders representing approximately 66% of our outstanding shares and engaging in discussions with shareholders representing approximately 42% of our outstanding shares. The balance of the shareholders contacted declined our invitation or did not respond. It is our understanding that some of those who declined the opportunity to engage did so because they do not have ongoing or significant concerns with the design of our executive compensation program.

Importantly, during these engagement discussions, investors acknowledged our turnaround and the significant progress made in 2019 in improving shareholder return. With regard to executive compensation in particular, while the views and opinions of individual investors differ and it is not always possible to find a clear consensus on a particular

issue, several key themes emerged during our engagement discussions, as described further below. We value the feedback provided by shareholders and the committee took action to specifically address these concerns when making compensation decisions during the remainder of 2019 and the first quarter of 2020. The following table highlights feedback provided by shareholders in our discussions and actions taken by the committee in response.

2018 Compensation Element	Shareholder Feedback	Actions Taken in Response
Annual PRSU grant to VP-level and above employees provided opportunities for interim payouts after year one (0-33.3% of target) and year two (0-66.7% of target, less shares issued after year one) of the three-year performance period based on performance to date.	Opportunities for interim payouts reduce the rigor of the LTI program; performance should be measured solely over the three-year performance period	Interim payout opportunities eliminated beginning with the 2020 PRSU grant; performance is measured solely over the cumulative three-year performance period
Special one-time time-vested retention grants of stock options to VP-level and above employees other than Mr. Hanson and restricted stock units ("RSUs") to Mr. Yi in 2018	Retention awards should be performance-based, infrequent and not made in same year as retention-related modifications to the LTI program	Will restrict special one-time retention awards to extraordinary circumstances; no retention awards were made to executives in 2019
Special one-time time-vested stock option and RSU grants to Mr. Tornos in 2018 to replace unvested equity awards at his prior employer that were forfeited upon his departure and to secure his employment with Zimmer Biomet	While replacement awards may need to be time-based to convince an executive to leave his or her current employer (and in so doing forfeit unvested equity awards), inducement awards should be performance-based to the extent possible	The inducement award granted to our new CFO in 2019 is performance-based and tied to our relative TSR over a three-year period

We also discussed with our shareholders the design of our short-term and long-term incentive plans, the performance metrics used thereunder and our related proxy statement disclosures. The shareholders we spoke with were comfortable with our approach in all of these areas. In addition to these subjects, we also provided a business update and we discussed a variety of environmental, social and governance topics that were of interest to our shareholders.

New CFO Compensation Package

Mr. Upadhyay joined the company as Executive Vice President and CFO on July 1, 2019. Prior to that, he served as Senior Vice President, Global Financial Operations of Bristol-Myers Squibb ("BMY"). Before that, he served as Executive Vice President and CFO at Endo International plc. In addition, he previously held leadership positions at Becton Dickinson & Company, Johnson & Johnson and AstraZeneca. He began his career with KPMG.

In determining the new hire compensation package for Mr. Upadhyay, the committee recognized the importance of attracting a seasoned healthcare executive with senior financial leadership experience in corporate finance and accounting roles. In addition, the committee recognized that, in order to induce a proven executive to leave his or her current employer, new hire compensation packages often involve one-time awards that are larger than the annual incentive opportunities typically awarded to NEOs.

The committee approved the following compensation arrangements with Mr. Upadhyay as set forth in his offer letter and described in further detail later in this CD&A:

● an initial annual base salary of $675,000;
● a target annual cash incentive opportunity of 90% of base salary earned in 2019;
● a one-time, sign-on equity award of PRSUs with an aggregate grant date fair value of approximately $500,000 intended to induce Mr. Upadhyay to join Zimmer Biomet, with performance measured based on relative TSR over a three-year period compared to the companies included in the S&P 500 Health Care Index, which is the same index used in our LTI PRSU program;

- a one-time, replacement equity award of stock options and RSUs with an aggregate grant date fair value of approximately $3,376,000 intended to replace the value of unvested equity awards that Mr. Upadhyay forfeited upon leaving BMY to join Zimmer Biomet;
- a one-time, sign-on cash bonus in the aggregate amount of $1,539,542 made up of the components described below; the full gross amount of the bonus is subject to repayment to us in the event of Mr. Upadhyay's voluntary separation of employment or termination for cause within two years:
  - $260,000 intended to replace a pro-rata portion of the bonus that he forfeited upon leaving BMY to join Zimmer Biomet;
  - $181,000 intended to replace unvested employer contributions to 401(k) and supplemental executive savings plans that he forfeited upon leaving BMY to join Zimmer Biomet;
  - $846,542 intended to make him whole in connection with his obligation to repay to BMY a portion of a previously received sign-on bonus upon leaving that company to join Zimmer Biomet (the committee authorized a payment of $917,000 in his offer letter based upon his estimated repayment obligation, but this lesser amount was paid following commencement of his employment based upon his final repayment obligation to BMY); and
  - $252,000 intended to assist him with expenses associated with commuting from his home to our Connecticut office for three years; after that, we anticipate that he will relocate to the Connecticut area, and we expect to provide relocation assistance related to a home sale and purchase and movement of household goods.

Additionally, pursuant to his offer letter, Mr. Upadhyay entered into a confidentiality, non-competition and non-solicitation agreement and a "double trigger" change in control severance agreement with us, is eligible to participate in our executive severance plan, 401(k) plan, deferred compensation plan and various benefit plans on their terms as in effect from time to time, and is subject to stock ownership guidelines that require him to own shares with a value equal to at least three times his base salary.

KEY EXECUTIVE COMPENSATION PROGRAM PRACTICES

The committee has designed our executive compensation program and practices to align executives' financial interests with those of our shareholders. Following is a description of key program features and practices that illustrate this alignment:

✓ **Pay for performance.** A significant percentage of our NEOs' target total direct compensation opportunity, 90% for our CEO, is at-risk and variable with performance, including stock price performance.

✓ **Emphasis on long-term equity incentives.** We emphasize alignment between the interests of our NEOs and shareholders by significantly weighting NEOs' compensation toward long-term equity awards.

✓ **Clawback of incentive compensation.** Awards to executive officers under cash and equity incentive plans are subject to clawback in the event of certain financial restatements. In addition, equity awards are subject to clawback in the event an employee engages in conduct deemed detrimental to the interests of the company, including the breach of restrictive covenants or the violation of our Code of Business Conduct and Ethics or other policies, procedures or standards.

✓ **Robust stock ownership guidelines.** We require executives to hold equity with a value equal to a multiple of six times salary for our CEO and three times salary for each other NEO. 100% of net after-tax shares received upon vesting or exercise of awards must be retained until an executive meets the required ownership level.

✓ **Non-competition agreement required for equity award eligibility.** We require all employees to sign a non-competition agreement as a condition of receiving an equity award. The award is subject to clawback if the agreement is breached.

✓ **Policy prohibiting hedging, pledging and short sales.** We prohibit directors, officers and certain other employees from engaging in short sales of our stock, trading in instruments designed to hedge against price declines in our stock, holding our stock in margin accounts or pledging our stock as collateral for loans or other obligations.

✓ **No repricing or exchange of underwater stock options.** Our equity incentive plans prohibit repricing or exchange of underwater stock options without shareholder approval.

✓ **No dividends or dividend equivalents paid or accrued on unearned performance-based equity awards.** We do not pay or accrue dividends until shares have been earned and issued.

✓ **No employment contracts.** We employ our NEOs on an "at will" basis with no employment contracts.

✓ **Double trigger change in control benefits.** We require a double trigger for change in control severance benefits and equity awards; that is, cash severance will not be paid, and the vesting of equity awards will not be accelerated, except in the event of a qualifying termination of employment in connection with a change in control.

✓ **No excise tax gross-ups in new agreements.** We have no gross-up provisions in change in control severance agreements entered into after July 2009. Accordingly, we have only one agreement with gross-up provisions in place.

✓ **Limited perquisites.** We do not provide significant perquisites to our NEOs. For efficiency and security reasons, Mr. Hanson is permitted limited personal use of our corporate aircraft.

✓ **Maximum payout caps.** We place caps on maximum payouts under our annual cash incentive plan and our performance-based equity awards.

✓ **Annual shareholder "say on pay" vote and ongoing shareholder engagement.** We engage with shareholders throughout the year and solicit feedback regarding our compensation practices.

✓ **Independent advisor to the committee.** The committee regularly consults with an independent compensation advisor.

COMPENSATION PHILOSOPHY AND ELEMENTS

Our Executive Compensation Philosophy

Our executive compensation program is designed to achieve the following fundamental objectives:

- attract, retain and motivate a highly qualified and effective senior leadership team;
- focus executives' attention on specific financial, operational and strategic objectives;
- create a direct relationship between pay and performance;
- align executives' interests with the long-term interests of our shareholders;
- recognize company and individual performance; and
- reflect the value of each executive's position in the market and within the company.

To accomplish these objectives, the committee annually reviews and approves our executive compensation program components and target compensation levels, as well as specific performance metrics and targets, payout ranges and actual payouts.

For the NEOs, the committee establishes target compensation consistent, to the extent possible, with comparable positions in our peer group. Our practice is to target total direct compensation (including base salary, target annual cash incentive opportunities and target long-term equity-based incentives) at market competitive levels. Target compensation for individual executives may vary based on a variety of factors, such as experience and time in the position, the nature of the executive's responsibilities, criticality of the role and difficulty of replacement, internal equity, retention concerns, individual performance and expected future contributions, readiness for promotion to a higher level, and, in the case of externally recruited executives, compensation earned at a prior employer.

Specific consideration is given to the weighting of fixed and at-risk components of pay relative to the peer group. The committee seeks to provide a total pay opportunity that is competitive with our closest peer group and industry competitors, but which also places a greater emphasis on at-risk equity-based compensation.

Elements of Executive Compensation

The following table describes the elements of target direct compensation for 2019. Our compensation program uses a mix of fixed and variable compensation elements and provides alignment with both short- and long-term business goals through annual incentive and LTI opportunities. We also offer retirement plans and benefits that are generally available to all employees, and we provide a limited range of perquisites. In addition to the elements of compensation described in the table below, in 2019 we granted certain sign-on (performance-based) and replacement cash and equity awards to Mr. Upadhyay to incentivize him to join the company. These one-time awards are summarized above and discussed in further detail later in this CD&A.

Element and Key Characteristics	Objectives
Base Salary	
• Only fixed compensation component; payable in cash • Reviewed annually and adjusted when appropriate • **2019 NEO increases: 3% – 10%**	• Provide a base level of competitive cash compensation • Attract and retain executive talent • Recognize increased responsibilities through promotional increases
Annual Cash Incentive Opportunity	
• Variable compensation component payable in cash based on performance against established goals and assessment of individual performance • Target awards are based on a percentage of base salary • Tied to consolidated, business unit or geographic results based on NEO's primary areas of responsibility to drive accountability • Payouts can range between 0% and 200% of target • **2019 NEO payouts: 107.6% – 156.5% of target**	• Motivate and reward executives for achievement of key financial measures and individual objectives • Drive specific behaviors that foster short-term and long-term growth and profitability

Element and Key Characteristics	Objectives
Annual LTI Award: Stock Options (50% of annual equity award)	
- Nonqualified stock options - Vest ratably over four years - Ten-year term - Provide value to NEOs only when shareholders realize positive returns on their investment in the company over a corresponding period	- Motivate NEOs to drive the long-term performance of the company; stock option value is tied directly to stock price performance after the date of grant - Align NEOs' interests with long-term shareholder value; shares received upon exercise are subject to retention requirements under stock ownership guidelines - Attract and retain executive talent
Annual LTI Award: PRSUs (50% of annual equity award)	
- Three-year performance period 50% based on constant currency revenue growth and 50% based on relative TSR compared to the companies included in the S&P 500 Health Care Index (these metrics have been utilized since 2018; prior to that, sole metric was internal total shareholder return ("iTSR")) - For 2018 and 2019 grants only, opportunities for interim payouts after year one (0-33.3% of target) and year two (0-66.7% of target, less shares issued after year one) based upon performance to date - The cumulative total payout over the three-year performance period may not exceed 200% of target 2019 payouts: 2019 grant (year one interim payout): 33.3% of target (out of a maximum of 33.3%) 2018 grant (year two interim payout): 40.4% of target (out of a maximum of 40.4%) 2017 grant: zero payout	- Motivate achievement of multi-year performance objectives that enhance shareholder value - Align NEOs' interests with long-term shareholder value; earned PRSUs are settled in shares of common stock that are subject to retention requirements under stock ownership guidelines - Attract and retain executive talent - Opportunities for interim payouts (2018 and 2019 PRSU grants only) designed to boost employee morale and retention during our turnaround; as contemplated in last year's proxy statement and in light of shareholder feedback as discussed above, this interim payout feature was eliminated beginning with the 2020 PRSU grant

COMPENSATION MIX

Our NEOs' total direct compensation is heavily weighted toward variable compensation elements, meaning actual amounts earned will vary as a result of company and individual performance, as well as business unit or geographic results where applicable. We emphasize performance-based compensation that appropriately rewards executives for delivering results that meet or exceed multiple pre-established goals over one-, two-, three- and four-year periods, with metrics and targets selected because they are directly linked to our strategic goals. In addition, our long-term incentive program rewards absolute stock price growth as well as constant currency revenue growth and relative TSR.

As executives assume greater responsibilities, more of their pay is contingent on company performance. With respect to 2019, 90% of our CEO's target total direct compensation was variable and tied to our annual and long-term performance, including stock price performance. The committee assesses each NEO's target total direct compensation opportunity annually to facilitate alignment with the objectives of our compensation program and market practice.

	2019 Target Total Direct Compensation				
NEO	Base Salary	Annual Incentive[1]	PRSUs[1] (Grant Date Fair Value)	Stock Options[1] (Grant Date Fair Value)	RSUs (Grant Date Fair Value)
Bryan Hanson	10%	14%	38%	38%	—
Suketu Upadhyay[2]	8%	7%	11%	37%	37%
Ivan Tornos	19%	17%	32%	32%	—
Sang Yi	22%	18%	30%	30%	—
Didier Deltort	23%	18%	29%	30%	—
Daniel Florin	18%	16%	33%	33%	—

(1) Denotes performance-based compensation. We consider stock options to be performance-based because they require stock price appreciation to deliver any value to an executive.

(2) Percentages reflected in this line include the one-time awards of PRSUs, stock options and RSUs granted to Mr. Upadhyay in connection with his commencement of employment, but do not include the one-time cash bonus paid to Mr. Upadhyay in connection with his commencement of employment.

BASE SALARY

Base salary increases for our global employee population, including NEOs, are generally effective in April of each year. In setting NEOs' base salaries for 2019, the committee considered each NEO's 2018 performance, our 2019 employee merit increase guidelines, market data based on peer group benchmarking, internal equity and certain other factors. After considering these factors, the committee approved base salaries for 2019 that represent year-over-year increases as follows:

- Mr. Hanson – 4.8%
- Mr. Upadhyay – Not applicable
- Mr. Tornos – Not applicable
- Mr. Yi – 10%
- Mr. Deltort – 10%
- Mr. Florin – 3%

Mr. Upadhyay joined Zimmer Biomet in July 2019. Pursuant to his offer letter, his annual base salary is $675,000. Mr. Tornos joined Zimmer Biomet in November 2018. Pursuant to his offer letter, his annual base salary is $700,000 and he was not eligible for a base salary increase in 2019. The committee set the base salary of each of these executives at the time he was hired after considering, among other factors, his base salary at his then-current employer, the level of base salary necessary to attract him to Zimmer Biomet, the other elements of his offer, the total compensation package being offered to him, market data regarding the annual base salaries and total compensation packages of comparable executives of our peer group companies, the executive's experience and internal equity.

CASH INCENTIVES

Annual Cash Incentive Plan Performance Measures

In determining the target awards for our NEOs under our annual cash incentive plan for 2019, the committee reviewed the NEOs' job responsibilities, market data based on peer group benchmarking and internal equity. After considering these factors, the committee increased Mr. Hanson's target award from 130% to 140% of his annual base salary, but made no changes to other NEOs' target awards, maintaining Messrs. Tornos' and Florin's target awards at 90% of their respective base salaries and maintaining Messrs. Yi's and Deltort's target awards at 80% of their respective base salaries.

Pursuant to his offer letter, Mr. Upadhyay's target award was set at 90% of his base salary earned for 2019. The committee set his target award after considering relevant market data and other factors similar to those it considered in setting his base salary, described above.

The below table shows the financial performance measures, their respective weightings and the rationale for their selection as part of the annual cash incentive plan for 2019.

Performance Measure	Weighting	Rationale
Revenue	35% (Hanson, Upadhyay, Florin – consolidated constant currency revenue) 45% (Tornos, Yi, Deltort – revenue of area of responsibility)	The committee used revenue because it measures our ability to innovate and compete in the global marketplace, it focuses NEOs on top-line sales growth, it is one of the primary bases on which we set performance expectations for the year, it is a widely-used measure of overall company performance and the committee believes it is highly correlated to shareholder return. It is also a measure with respect to which we provided financial guidance to the investment community. Constant currency revenue is a non-GAAP financial measure.*
Operating profit	30% (Hanson, Upadhyay, Florin – consolidated adjusted operating profit) 40% (Tornos, Yi, Deltort – operating profit of area of responsibility)	The committee used adjusted operating profit because it sharpens NEOs' focus on driving sales growth, operating efficiencies and margin expansion. It is a measure of profitability that incorporates our ability to generate revenue and manage operating expenses and it is used by management to evaluate the day-to-day performance of the business. Adjusted operating profit is a non-GAAP financial measure.*
Cash flow	15% (Hanson, Upadhyay, Florin – consolidated free cash flow) 15% (Tornos, Yi, Deltort – cash flow of area of responsibility)	The committee used cash flow because it recognizes the importance of the efficient use of cash on our ability to fund investments in our business, including internal and external development, innovation and geographic expansion. It is also a measure with respect to which we provided financial guidance to the investment community. Free cash flow is a non-GAAP financial measure.*
Adjusted diluted earnings per share ("EPS")	20% (Hanson, Upadhyay, Florin) 0% (Tornos, Yi, Deltort)	The committee used adjusted EPS because it is one of the primary bases on which we set performance expectations for the year, it is consistent with how we provide earnings guidance and report our operating results to the investment community, earnings is a widely-used measure of overall company performance and the committee believes it is highly correlated to shareholder return. Adjusted EPS is a non-GAAP financial measure.*

*   See footnotes (3), (4) and (5) to the table on the next page and Appendix A for a discussion of our non-GAAP financial measures and reconciliations of those measures to the most directly comparable financial measures determined in accordance with U.S. generally accepted accounting principles ("GAAP").

The committee believes that together, these measures provide a balanced set of performance targets that focus on growth, profitability and operating efficiency. With respect to Messrs. Hanson, Upadhyay and Florin, the committee set performance metrics based on our consolidated results. With respect to Messrs. Tornos, Yi and Deltort, executives with top-line responsibility for specific business units and/or geographic segments, the committee set performance metrics based on the executives' respective areas of responsibility, rather than on consolidated results. The committee believes this approach more closely aligns those executives' pay with the performance of the business units and/or geographic areas for which they are primarily responsible and drives accountability.

The committee established specific goals for each of the measures based on the operating plan approved by the Board at the beginning of the year. The committee set each performance target at a level it believed would represent attractive performance by management in light of the environment in which we were operating, industry conditions and growth trends and would be reasonably achievable, while requiring what it believed would be outstanding performance to achieve the maximum payout level. Because the operating plan forms the basis for both our guidance communicated to the investment community and the annual cash incentive plan, the interests of the NEOs are aligned with those of shareholders.

The payout curves applied to these performance measures are shown below:

Payout curves applied to performance measures			
Adjusted EPS, operating profit and cash flow		**Revenue**	
Achievement Percentage	**Payout (% of Target)**	**Achievement Percentage**	**Payout (% of Target)**
110%+	200%	105%+	200%
100%	100%	100%	100%
90%	50%	95%	50%
Less than 90%	0%	Less than 95%	0%

The annual performance measures, targets, our actual performance against the targets and the resulting achievement and payout percentages were as follows for 2019:

2019 Annual Cash Incentive Plan Performance and Payout Percentages	($ in millions, except EPS)				Weighted
	Target ($)	Actual ($)	Achievement[1][2] (%)	Weight (%)	Payout[1][2] (%)
Corporate – Messrs. Hanson, Upadhyay and Florin					
Consolidated constant currency revenue[3]	7,932	8,003	100.9	35	41.3
Consolidated adjusted operating profit[4]	2,186	2,189	100.1	30	30.3
Adjusted EPS[4]	7.80	7.87	100.9	20	21.8
Consolidated free cash flow[5]	1,155	1,063	92.0	15	9.0
				Sub-total	**102.5**
			Impact of global quality bonus modifier[6]	x1.05	
				Total weighted payout	**107.6**
Global Orthopedics – Mr. Tornos					
Orthopedics revenue	6,761	6,838	101.1	45	55.3
Orthopedics operating profit	1,594	1,608	100.9	40	43.6
Orthopedics cash flow	1,307	1,351	103.3	15	20.0
				Sub-total	**118.8**
			Impact of global quality bonus modifier[6]	x1.05	
				Total weighted payout	**124.7**
APAC – Mr. Yi					
APAC revenue	1,300	1,322	101.6	45	59.7
APAC operating profit	473	474	100.1	40	40.5
APAC cash flow	463	467	101.0	15	16.5
				Sub-total	**116.7**
			Impact of global quality bonus modifier[6]	x1.05	
				Total weighted payout	**122.5**

2019 Annual Cash Incentive Plan Performance and Payout Percentages	($ in millions, except EPS)				
	Target ($)	Actual ($)	Achievement[1][2] (%)	Weight (%)	Weighted Payout[1][2] (%)
EMEA – Mr. Deltort					
EMEA revenue	1,606	1,636	101.9	45	62.0
EMEA operating profit	471	491	104.3	40	57.0
EMEA cash flow	390	431	110.5	15	30.0
				Sub-total	**149.0**
			Impact of global quality bonus modifier[6]	**x1.05**	
				Total weighted payout	**156.5**

(1) Achievement percentages, weighted payout percentages, subtotal weighted payout percentages and total weighted payout percentages are computed from the underlying whole numbers rather than the rounded numbers presented in this table and, therefore, the percentages and totals may not correspond exactly to the rounded numbers.

(2) The achievement percentage for each performance measure was applied to the relevant payout curve (set forth above) to determine the payout percentage for that measure. The resulting payout percentages were then weighted and summed.

(3) When measuring actual performance against the targets for consolidated revenue, the committee made adjustments to eliminate the impact of fluctuations in foreign currency exchange rates during the year, whether positive or negative, compared to the rates that were budgeted when the targets were set. The committee eliminated the impact of foreign currency translation so that only our underlying performance is measured; the committee does not believe it is desirable to either reward or penalize executives based on the impact of foreign currency swings. These adjustments result in "constant currency" revenue, which is a non-GAAP financial measure. See Appendix A for a reconciliation of reported revenue to constant currency revenue.

(4) The performance measures consolidated adjusted operating profit and adjusted EPS under the 2019 annual cash incentive plan that were approved at the beginning of the performance period provided for certain non-GAAP adjustments so that the performance measures would more consistently reflect underlying business operations than the comparable GAAP measures and would be consistent with the measures management uses when evaluating the performance of the business internally, as well as with how management provides earnings guidance and reports the company's operating results to the investment community.

The committee believes adjusted metrics allow us to connect pay and operational performance more effectively and are more aligned with how shareholders expect the company and our peers to measure performance. The goal of adjusting metrics from GAAP requirements is to provide meaningful incremental information that allows investors to make period-to-period comparisons that are not impacted by certain items that can cause dramatic changes in reported income but that do not impact the fundamentals of our operations. The committee believes that adjusted metrics are therefore often the most appropriate metrics to use when incentivizing executives to make decisions that are aligned with the long-term interests of shareholders. While GAAP provides accounting uniformity across companies, GAAP requires the inclusion of items that may not be reflective of our core operations. In the case of consolidated operating profit and EPS, we adjust for certain items in the following categories: inventory step-up and other inventory and manufacturing-related charges; intangible asset amortization; goodwill and intangible asset impairment; quality remediation expenses; restructuring and other cost reduction initiative expenses; acquisition, integration and related gains and expenses; litigation gains and charges; expenses to establish initial compliance with the European Union Medical Device Regulation; other charges; any related effects on our income tax provision associated with the foregoing items; the effect of Switzerland tax reform; and other certain tax adjustments.

The committee believes using adjusted metrics is important when setting performance targets. Using only GAAP metrics could result in performance targets that incorporate certain items outside of a management team's control and reduce comparability and could also result in performance targets that are misaligned with the long-term interests of the company and shareholders. We believe our shareholders recognize that adjusted metrics are indicators of core operational performance. We also understand that our shareholders commonly make adjustments to inform their own views of historical and future expectations for underlying operational performance. Our disclosures showing our adjustments to GAAP earnings help guide shareholders' own evaluation of the company's performance. The majority of S&P 500 companies disclose non-GAAP metrics when reporting financial results, which we believe is reflective of shareholders' interest in, and understanding of, both GAAP and non-GAAP results.

We provide thorough disclosure of the adjustments made to our GAAP financials. We provide reconciliations between EPS and adjusted EPS, as well as consolidated operating profit and adjusted consolidated operating profit, on a quarterly and annual basis. In addition, if the committee, in its discretion, determines any additional adjustments are appropriate, those additional discretionary adjustments are disclosed in our proxy statement, as well as a narrative explaining any discretionary adjustments. Shareholders are therefore able to see the exact adjustments we make for the purposes of their analysis. However, the committee does not believe that GAAP metrics are as appropriate for purposes of our compensation program, as it believes adjusted results better reflect core operating results.

See Appendix A for additional details on each adjustment as well as reconciliations of consolidated operating profit to consolidated adjusted operating profit and EPS to adjusted EPS.

(5) Free cash flow is determined by deducting our investments in surgical instruments (used by healthcare professionals during surgery to implant medical devices) and other property, plant and equipment from net cash provided by operating activities. Free cash flow represents the cash that we generate after accounting for cash outflows to support operations and maintain or expand our capital asset base, and is an indicator of

our ability to pay debt, pay dividends, repurchase shares of our stock and facilitate the growth of our business. The committee believes this is a key measure of our performance for investors to understand and for which management should be held accountable in the annual cash incentive plan. Free cash flow is a non-GAAP financial measure. See Appendix A for a reconciliation of net cash provided by operating activities to free cash flow.

(6) See below for a discussion of the global quality bonus modifier.

Global Quality Bonus Modifier

As noted on the inside front cover of this proxy statement, our second Guiding Principle is commitment to the highest standards of patient safety and quality in our products and services and to world-class integrity and ethical business practices. In support of this Guiding Principle, and to drive accountability for compliance with, and sustained improvements in, our global quality system, the committee adopted a global quality bonus modifier component to the annual cash incentive plan for 2019. As depicted in the below payout matrix, as applied to NEOs, the modifier was designed such that, based on the achievement of specified global quality metrics related to our U.S. Food and Drug Administration ("FDA") inspection results, it could result in an increase or a decrease to the NEOs' 2019 bonus payouts by up to five percent (5%). The payout matrix was developed based on historical information.

2019 Global Quality Sustainability Improvement Payout Matrix		
Average Number of FDA Form 483 Observations per Inspection	Number of FDA Warning Letters Issued in 2019	
	No Warning Letter Issued	Any Warning Letter Issued
0-1.50	+5.0%	Zero
1.51-2.25	+2.5%	Zero
2.26-3.00	Zero	Zero
3.01-4.00	-2.5%	-2.5%
4.01>	-5.0%	-5.0%

In 2019, across our global network, we resolved one FDA Warning Letter, we received no new FDA Warning Letters and our average number of Form 483 observations per inspection was less than 1.5. As a result, the global quality bonus modifier resulted in an increased bonus payout of five percent (5%) for all employees globally, including the NEOs. The committee believed it was important for 2019 to provide upside potential in the design of the global quality bonus modifier in order to further incentivize sustained improvements in our quality system. For the 2020 annual cash incentive plan, consistent with the recommendation of management, the global quality modifier may result in a decrease (only) to NEOs' bonus payouts by up to five percent (5%); the upside potential was eliminated in light of (1) the improvements that we have made in our quality systems in key areas, including quality culture, audit results, training, reporting, compliance environment and quality systems operations, and (2) the budgetary impact to the company of providing such upside potential when we execute well on our quality commitments.

Individual Performance

Once the potential payout amounts under the annual cash incentive plan were computed based on our financial performance and the global quality bonus modifier as described above, the committee considered each NEO's individual performance during 2019 to determine the actual cash incentive payment amounts. Based on its assessment of an NEO's individual performance, the committee could increase or decrease the NEO's payout by up to ten percent (10%) of the NEO's target opportunity.

The committee considered each NEO's achievement of established goals and objectives, his contributions to our performance and other leadership attributes and accomplishments. The goals set for each NEO for 2019 reflected the wide range of responsibilities that are attributed to each and included goals pertaining to corporate strategy, growth drivers, corporate compliance and regulatory compliance, including product quality and safety, among other areas. Based on its assessment of individual performance in relation to those goals, the committee determined it was appropriate to increase Messrs. Tornos and Yi's payouts given their outstanding performance in 2019 in an amount equal to approximately ten percent of their respective payouts prior to the application of the global quality modifier.

This resulted in an increase in Mr. Tornos' payout of $74,844, or a total payout of 137.2% of target opportunity, and an increase in Mr. Yi's payout of $51,341, or a total payout of 134.8% of target opportunity. With respect to the other NEOs, the committee approved actual payments equal to the weighted payout percentages under the annual cash incentive plan set forth above.

2019 Annual Cash Incentive Payouts

Set forth below are the payouts to our NEOs under our annual cash incentive plan for 2019 based on company and individual performance as described above.

| NEO | Annual Cash Incentive Plan | | | |
| | Opportunity | | Actual Payment | |
	(as a % of Base Salary)	(at Target Performance)	(as a % of Target Opportunity)	
Bryan Hanson	140%	$1,500,046	107.6%	$1,614,050
Suketu Upadhyay	90%	$ 303,750	107.6%	$ 326,835
Ivan Tornos	90%	$ 630,000	137.2%	$ 864,171
Sang Yi[1]	80%	$ 439,936	134.8%	$ 592,814
Didier Deltort[2]	80%	$ 430,263	156.5%	$ 673,361
Daniel Florin	90%	$ 553,387	107.6%	$ 595,444

(1) Mr. Yi's compensation is paid in Singapore Dollars and has been converted to U.S. Dollars for purposes of this table using the average exchange rate for 2019 of 1 SGD = 0.73296 USD.

(2) Mr. Deltort's compensation is paid in Swiss Francs and has been converted to U.S. Dollars for purposes of this table using the average exchange rate for 2019 of 1 CHF = 1.00607 USD.

One-Time Cash Bonus to New CFO

As discussed above under "Executive Summary – New CFO Compensation Package," pursuant to Mr. Upadhyay's offer letter, as an additional incentive for him to accept the offer and recognizing that in so doing he would forfeit certain cash incentive opportunities with, and retirement plan contributions by, BMY, and trigger certain repayment obligations to BMY, the committee approved a special one-time bonus in an aggregate amount of $1,539,542, the components of which are described in detail in the Executive Summary referenced above. As a condition of receipt of the special one-time bonus, Mr. Upadhyay agreed that, in the event of his voluntary separation of employment or termination for cause within two years, he would repay the full $1,539,542 to us.

EQUITY INCENTIVES

Equity incentives are the most significant component of each NEO's compensation package. The committee believes the emphasis on equity awards is appropriate as these officers have the greatest role in establishing the company's direction and should have the greatest proportion of their compensation aligned with the long-term interests of shareholders.

In 2019, the committee awarded the following equity incentives to our NEOs:

● in February 2019, an annual grant of stock options and PRSUs to each of our NEOs except Mr. Upadhyay, who had not yet joined the company; and

● in July 2019, a sign-on grant of PRSUs and a replacement grant of stock options and RSUs to Mr. Upadhyay in connection with his commencement of employment.

These awards are discussed more fully below.

Annual Equity Awards

Equity Grant Value Determination

In determining target grant values for the 2019 annual grant of long-term equity-based awards, the committee reviewed market data based on peer group benchmarking in order to determine grant levels that would be competitive with the market. The committee also took into consideration other factors, including the target annual grant value awarded to each NEO in 2018, each NEO's 2018 performance, including his or her contribution to our 2018 performance, the committee's expectations of each NEO's future contributions to the company, internal equity, shares available to be granted, potential shareholder dilution and the expense associated with stock-based compensation. After considering these factors, the committee approved the following awards in February 2019:

NEO	Grant Date Fair Value of Target 2019 Annual LTI Award	Percentage Increase Over Target 2018 Annual LTI Award
Bryan Hanson	$8,300,026	16.9%
Suketu Upadhyay	Not applicable	Not applicable
Ivan Tornos	$2,300,034	Not applicable
Sang Yi	$1,500,020	15.4%
Didier Deltort	$1,400,039	Not applicable
Daniel Florin	$2,300,034	0.0%

The committee considered these target grant values in connection with its determination of each NEO's total compensation for 2019.

Equity Award Types

The 2019 annual equity awards granted to the NEOs included an equal mix (based on grant date fair value) of stock options and PRSUs. The stock options will have value only to the extent the price of our stock rises after the grant date and the vesting of the PRSUs is contingent on achievement of financial performance measures over one-, two- and three-year periods.

PRSU Design

2017: In 2017, as it had for several years, the committee selected iTSR for 2017-2019 as the sole performance measure applicable to the PRSU component of the annual LTI grant.

2018 and 2019: In 2018, after considering feedback from investors and in consultation with its consultant, Willis Towers Watson, the committee approved a new plan design applicable to employees at or above the VP level. Feedback provided by investors was that the computation of iTSR, driven by operating profit growth and free cash flow yield, was overly complicated and that performance metrics more directly tied to shareholder value creation would be preferable.

- The new plan design measures performance based on our constant currency revenue growth and relative TSR versus the companies included in the S&P 500 Health Care Index (with each measure weighted equally). The committee selected these metrics because they directly relate to shareholder value creation.
  - Constant currency revenue growth measures our ability to innovate and compete in the global marketplace, it focuses NEOs on top-line sales growth, it is one of the primary bases on which we set performance expectations for the year, it is a widely-used measure of overall company performance and the committee believes it is highly correlated to shareholder return. The committee eliminated the impact of foreign currency translation so that only our underlying performance is measured; the committee does not believe it is desirable to either reward or penalize executives based on the impact of foreign currency swings.

- Relative TSR measures our stock price performance (assuming reinvestment of dividends) during the measurement period against that of a group of healthcare equipment and life sciences companies facing similar business conditions. For this calculation, we use a 20 consecutive trading day average at the beginning and end of the measurement period for Zimmer Biomet and each company included in the S&P 500 Health Care Index. If we have a negative TSR for the measurement period, the payout under this metric will be capped at target regardless of our percentile rank within the S&P 500 Health Care Index constituents. The committee believes that in this situation, NEOs should still be rewarded for superior relative TSR performance, but that it is appropriate to limit the payout.
- To create greater focus and incentive around the execution of our two-year turnaround plan, for the 2018 and 2019 grants only, the design provides an opportunity for interim payouts after year one (0-33.3% of target) and year two (0-66.7% of target, less shares issued after year one) of the three-year performance period based upon performance to date. Any shares issued after the first and second years will reduce the number of shares issued after completion of the three-year performance period (but not below zero). The cumulative payout over the three-year performance period may not exceed 200% of target.

2020: For the 2020 PRSU grant, consistent with our expectations as communicated in last year's proxy statement and also in light of shareholder feedback as discussed above under "Executive Summary – Say on Pay, Shareholder Feedback, Actions Taken in Response," we have returned to a three-year performance period with no opportunity for interim payouts prior to the end of the performance period.

PRSU Payouts

2017-2019 performance period: As a result of business challenges during this time period, our actual iTSR performance for the three-year performance period was below the minimum achievement threshold of 6%. As a result, there was a zero payout under the 2017-2019 PRSU grant. This follows zero payouts under the 2016-2018 PRSU grant and the 2015-2017 PRSU grant.

2018-2020 performance period (year two interim payout) and 2019-2021 performance period (year one interim payout):

	2018 PRSU Grant 2018-2020 Performance Period Year 2 (2019) Performance			2019 PRSU Grant 2019-2021 Performance Period Year 1 (2019) Performance		
Relative TSR Performance Target[1]	Threshold	Target	Stretch	Threshold	Target	Stretch
	25th percentile	50th percentile	—	25th percentile	50th percentile	90th percentile
TSR Performance		29.24%			39.20%	
Relative TSR Percentile Rank (S&P 500 Health Care Index)		57%			90%	
Relative TSR Performance Payout[2]		100%			100%	
	Threshold	Target	Stretch	Threshold	Target	Stretch
Constant Currency Revenue Growth Target	0.37%	1.00%	—	1.00%	1.50%	2.00%
Constant Currency Revenue Growth Performance[3] (2018 two-year CAGR / 2019 one-year CAGR)		1.5%			2.2%	
Constant Currency Revenue Growth Payout[2]		100%			100%	
PRSUs Earned in 2019 (as a percentage of target PRSUs granted)[2],[4],[5]		40.4%			33.3%	

(1) Payout under this component will be capped at target if our TSR is negative. The TSR calculation uses a 20 consecutive trading day average at the beginning and end of the measurement period.

(2) Potential payouts are capped at target (100%) in the first two years of the performance period. Maximum payout in year one as a percentage of target PRSUs granted is 33.3%. Maximum payout in year two as a percentage of target PRSUs granted is 66.7% minus any shares issued in the year one payout. As a result of the payout of 26.3% of target in year one under the 2018 PRSU grant, the maximum possible payout in year two under the 2018 PRSU grant was 40.4% of target.

(3) See Appendix A for a reconciliation of revenue growth to constant currency revenue growth.

(4) Computed as follows for the 2018 grant (year two interim payout): Excess, if any, of [(50% x Relative TSR Performance Payout) + (50% x Constant Currency Revenue Growth Payout)] x 66.7%] over year one interim payout (26.3%).

(5) Computed as follows for the 2019 grant (year one interim payout): [(50% x Relative TSR Performance Payout) + (50% x Constant Currency Revenue Growth Payout)] x 33.3%.

One-Time Equity Awards to New CFO

As discussed above under "Executive Summary – New CFO Compensation Package," pursuant to Mr. Upadhyay's offer letter, as an additional inducement for him to accept the offer, the committee approved a one-time performance-based sign-on equity award with a grant date fair value of approximately $500,000. This award consists of PRSUs with a grant date of July 1, 2019, Mr. Upadhyay's first day of employment with us. Similar to the 2019 annual PRSU grants discussed above, performance will be measured by relative TSR over a three-year performance period beginning on the grant date versus the TSR of the companies included in the S&P 500 Health Care Index (using a 20 consecutive trading day average at the beginning and end of the performance period). There is no opportunity for interim payouts prior to the end of the three-year performance period. The performance scale is as follows: performance at the 25th percentile = threshold (50%) payout; performance at the 50th percentile = target (100%) payout; performance at the 75th percentile = 150% payout; and performance at the 90th percentile or above = maximum (200%) payout.

In approving this one-time performance-based sign-on award, the committee considered, among other factors, market data relating to inducement equity awards granted to senior executives, the level of equity incentives necessary to attract a qualified CFO with healthcare industry experience, Mr. Upadhyay's qualifications and experience, the other elements of his offer and the total compensation package being offered to him.

As an additional incentive for Mr. Upadhyay to accept our offer and recognizing that in so doing he would forfeit certain equity compensation opportunities with BMY, the committee approved one-time replacement equity awards with an aggregate grant date fair value of approximately $3,376,000 to replace similar forfeited awards. These replacement awards consist of 50% stock options and 50% RSUs (based on the grant date fair value of such awards) with a grant date of July 1, 2019. The awards will vest ratably over four years subject to continued employment.

In approving these one-time replacement equity awards, the committee considered the type, value and vesting schedule of the awards that Mr. Upadhyay would be giving up upon leaving BMY and determined that the replacement awards were an appropriate incentive to secure Mr. Upadhyay's employment with Zimmer Biomet.

OTHER COMPENSATION

Employment and Change in Control Severance Agreements

We do not have employment agreements with our NEOs; however, we have entered into change in control severance agreements with them. These agreements are intended to maintain continuity of management, particularly in the context of a transaction in which we undergo a change in control.

These agreements are "double triggered," which means that an executive is only entitled to severance payments if:

- we experience a change in control as defined in the agreement; and
- the executive's employment is terminated in a qualifying termination.

The committee believes that it is appropriate to provide the NEOs with the specified severance in the event that their employment is terminated in connection with a change in control or their position is modified in such a way as to diminish their compensation, authority or responsibilities. See "Change in Control Arrangements" in the narrative discussion following the Potential Payments upon Termination of Employment table for a more detailed description of the material terms of these agreements.

Since 2009, all change in control severance agreements that we have entered into with newly hired or promoted executives contain no excise tax gross-up provisions. Accordingly, we have only one agreement that contains such provisions.

Severance Benefits (Unrelated to a Change in Control)

We maintain an Executive Severance Plan applicable to certain members of our executive leadership team, which currently consists of our executive officers and certain other members of senior management. Under the plan, following a termination by us of a participant's employment, unless his or her employment is terminated for misconduct or any of the other reasons specified in the plan, a participant will be eligible to receive a lump-sum severance amount equal to two times (for Mr. Hanson) or one times (for other participants) the sum of (1) his or her annualized base salary in effect when the termination occurs and (2) his or her target annual bonus amount in effect when the termination occurs.

In addition, if a participant's employment is terminated on or after January 1 but prior to the payment date for bonuses related to the previous calendar year under the annual cash incentive plan, and the participant was eligible to participate in the annual cash incentive plan immediately prior to the separation and is entitled to severance benefits under the Executive Severance Plan, the participant's severance benefit will be increased by the value of the bonus he or she would have received under the annual cash incentive plan, if any, had he or she remained employed on the payment date.

Participants eligible to receive severance benefits under the Executive Severance Plan and who are eligible to elect COBRA will also be eligible to receive a lump-sum amount equal to the then-current monthly COBRA premium (for medical and dental insurance only) in effect the day prior to the separation date, multiplied by 24 for Mr. Hanson and by 12 for other participants. Eligible participants will also be offered outplacement services with a value not to exceed $25,000, or an equivalent cash benefit in the plan administrator's discretion.

Similar to our broad-based severance plan, to receive benefits under the Executive Severance Plan, a participant must sign a general release of claims and continue to be bound by the terms of his or her non-competition agreement with us. If a participant violates or breaches any term of the plan or the general release or any restrictive covenant agreement with us, or if facts are later disclosed or discovered that could have supported the participant's termination for cause and would have rendered the participant ineligible to receive severance benefits under the plan, then the participant will forfeit any and all rights to benefits under the plan and, to the extent benefits have already been paid, must repay the full amount within 15 days of written notice from us.

Retirement and Other Post-Employment Benefits

During 2019, NEOs based in the U.S. were eligible to participate in the following plans:

- our 401(k) plan; and
- our deferred compensation plan ("DCP").

We originally established the 401(k) plan in 2001 to maintain levels of benefits consistent with those of our former parent company. We established the DCP in 2016 following the Biomet merger to harmonize and align the legacy Zimmer and Biomet benefit plans. The DCP provides executives with the opportunity to defer each year, on a pre-tax basis, up to 50% of base salary and up to 95% of annual incentive awards. With the adoption of the DCP, we amended three legacy non-qualified Zimmer and Biomet plans to remove provisions of those plans that allowed executives to defer compensation.

We offer retirement and post-employment benefit plans in an effort to remain competitive with market practices, retain talented employees, assist employees in preparing for retirement, provide income to employees following retirement and, in the case of the DCP, provide benefits to eligible employees that are comparable, as a percentage of compensation, to benefits provided to employees whose compensation is not subject to limits under U.S. law. We believe that the total retirement benefits we provide are comparable to the retirement benefits provided by other companies within the medical device and biotech industries. Additionally, the cost of providing retirement benefits generally affects decisions regarding the types and amounts of other compensation and benefits that we may offer

our employee population as a whole, but the provision of, or an NEO's accumulated benefit under, our retirement plans generally does not affect decisions regarding the types or amounts of other compensation paid to that NEO in a given year. These plans are discussed in greater detail in the narratives following the Pension Benefits in 2019 table and the Nonqualified Deferred Compensation in 2019 table. For a description of the non-U.S. plans in which Messrs. Yi and Deltort participate, see the Pension Benefits in 2019 table and the narrative that follows it.

Disability Compensation

NEOs based in the U.S. may participate in the Restated Zimmer Biomet Holdings, Inc. Long-Term Disability Income Plan for Highly Compensated Employees. This plan is funded from our general assets, long-term disability insurance and individual disability insurance policies for which we pay. The plan provides disability benefits, as a percentage of total compensation, that are comparable to benefits provided to employees whose compensation is not limited for purposes of determining benefits payable under our base long-term disability insurance plan.

Perquisites

We provide executives with a limited range of perquisites or other benefits not generally available to all salaried employees. For 2019, these included the DCP, an executive physical program, applicable non-U.S. pension plans and the long-term disability income plan discussed above. We do not provide executives with company cars or car allowances unless they are living overseas and such practices are consistent with local market practice.

We provide all management-level employees who relocate their principal residence at our request with benefits provided under our relocation assistance program, including, for example, reimbursement of temporary housing and moving expenses. Consistent with our relocation policy for management-level employees, we provided relocation-related benefits and associated tax gross-up payments to Mr. Tornos in 2019 as shown in the footnotes to the 2019 Summary Compensation Table. In addition, as part of the new hire compensation package for Mr. Upadhyay, the committee approved a one-time commuting allowance of $252,000 intended to assist him with expenses associated with commuting from his home to our Connecticut office for three years.

Mr. Hanson was permitted reasonable personal use of our corporate aircraft in 2019 up to $100,000 in aggregate incremental cost to us. Further, pursuant to a time sharing agreement between Mr. Hanson and us, he is permitted to reimburse us for the incremental cost of his personal use of our corporate aircraft consistent with Federal Aviation Administration regulations. Other executives are permitted limited personal use of our corporate aircraft with prior approval. These executives are personally taxed on their personal use of our corporate aircraft and we do not provide them with any tax gross-up payments. The aggregate incremental cost to us for our NEOs' personal use of our corporate aircraft in 2019 is included in the footnotes to the 2019 Summary Compensation Table.

THE COMMITTEE'S PROCESSES AND ANALYSES

Role of Committee and Input from Management. The committee is responsible for determining our executive compensation strategies, structure, policies and programs and must specifically approve compensation actions relating to our NEOs.

When setting compensation for our executives, the committee receives input from management and from Willis Towers Watson ("WTW"). The committee gives significant consideration to the recommendations of management when setting compensation for our NEOs other than our CEO. Management's recommendations include specific amounts for base salaries, target cash incentive opportunities and equity-based awards. These recommendations are typically developed initially by our Human Resources personnel, taking into consideration such factors as compensation history, tenure, internal equity, responsibilities and retention concerns to maintain consistency among our executives. These recommendations are then reviewed, and may be changed, by our CEO, who also considers his own assessment of the performance of each executive officer other than himself. Our CEO and senior Human Resources personnel participate in committee meetings to provide background information and explanations supporting compensation recommendations.

EXECUTIVE COMPENSATION

The committee and other independent members of the Board review our CEO's performance and determine his compensation, taking into consideration his achievement of specified goals and objectives and the company's performance. The committee receives input and recommendations with respect to our CEO's compensation from WTW.

The committee also reviews and approves actions related to other aspects of compensation that affect employees below the senior executive level, including compensation philosophy, annual incentive plan design and performance goals, equity award design and performance goals, equity value ranges and share pools.

Use of Peer Group Data. The committee reviews compensation data for a peer group of publicly traded companies, including other large healthcare equipment and life sciences companies and companies with whom we compete for business and for executive talent, as a market reference point for executive compensation levels, equity usage and incentive plan design, industry trend analysis and for performance comparisons. The peer group data is one of several inputs the committee considers when making compensation determinations. At the time compensation recommendations were developed and decisions were made relating to 2019 compensation, the following 16 companies made up the peer group:

Peer group at the time 2019 compensation decisions were made:
Abbott Laboratories
Agilent Technologies, Inc.
Baxter International Inc.
Becton, Dickinson and Company
Boston Scientific Corporation
Danaher Corporation
Dentsply Sirona Inc.
Edwards Lifesciences Corporation
Hologic, Inc.
Intuitive Surgical, Inc.
Laboratory Corporation of America Holdings
Medtronic plc
Quest Diagnostics Incorporated
Stryker Corporation
Thermo Fisher Scientific Inc.
Varian Medical Systems, Inc.

The committee routinely reviews the continuing relevancy of the companies in the peer group and makes changes as circumstances warrant. In May 2019, the committee reviewed the existing peer group and potential changes to the peer group. As part of its review, the committee considered business focus, market capitalization, revenues, the public availability of compensation and financial performance information and competition for executive talent. After considering these factors, the committee made no changes to the peer group.

Role of Compensation Consultant. The committee has engaged WTW to provide advice and guidance to the committee on compensation proposals, including changes to compensation levels, the design of incentive plans, the setting of performance goals, and the design of other forms of compensation and benefits programs, as well as relevant information about market practices and trends. Typically, WTW attends committee meetings, reviews existing compensation programs to ensure consistency with our compensation philosophy and current market practices, and produces the comparative information derived from peer group and published survey data that the committee reviews when setting compensation. With respect to 2019, WTW's major activities included:

- developing recommendations regarding compensation to be paid to our new CFO;
- reviewing our annual and long-term incentive program design structures;
- reviewing performance measures and targets for the annual and long-term incentive programs;
- reviewing our executive perquisite program;
- reviewing current issues and trends in executive compensation;

- developing recommendations regarding the composition of our peer group;
- performing a market review of executive compensation;
- assisting with executive compensation disclosures for the annual proxy statement filing; and
- assessing our executive compensation program and its relationship to organizational risk. The results of this assessment are discussed on page 20.

For many years, we have used the services of health and welfare benefit plan consultants formerly associated with the firm of Towers Perrin. As a result of the merger of the Watson Wyatt and Towers Perrin consulting firms in 2010, our longstanding health and welfare benefit plan consultants are now associated with the same firm as the committee's compensation consultant.

In accordance with SEC rules, the committee considered the following factors to help it determine whether WTW's work has raised any conflicts of interest:

Other services provided by WTW: The following table shows the fees that we paid or accrued for consulting services related to executive and director compensation and all other services provided by WTW in 2019. All of the services described in the following fee table were approved by the committee:

Fees paid to WTW	
Director and Executive Compensation Consulting Fees	$ 310,500
Health and Welfare Benefit Plan Consulting Fees	850,000
Total	$1,160,500

Fees paid to WTW relative to its total revenue: The total fees we paid to WTW in 2019 ($1.161 million) represented approximately thirteen thousandths of one percent (0.013%) of WTW's revenue for its 2019 fiscal year ($9.04 billion).

Policies and procedures to prevent conflicts of interest: WTW has represented to the committee that it has a range of robust policies and protocols in place that are intended to ensure that its advice is fully objective and independent, including the following:

- Neither the lead compensation consultant nor any member of his team (each, a "WTW team member") participates in any of the other consulting services provided to us by WTW.
- No WTW team member is compensated or rewarded in any way for the other consulting services provided to us.

In addition, the committee has adopted a policy, described in more detail below, under which the committee must approve in advance all consulting services provided to us by WTW and its affiliates.

Consultant relationships with committee members: No WTW team member has any business or personal relationship with any member of the committee. Further, no member of the committee has a business or personal relationship with WTW (aside from, if applicable, the professional services that WTW may provide to other companies on whose boards our directors may serve).

Consultant stock ownership: WTW has represented to the committee that no WTW team member directly owns any Zimmer Biomet stock.

Consultant relationships with executive officers: No WTW team member has any business or personal relationship with an executive officer of Zimmer Biomet. Further, no executive officer has a business or personal relationship with the firm WTW (aside from the business relationship between WTW and the company).

Based on its review of these factors, the committee concluded that the work of WTW did not raise any conflicts of interest.

The committee has adopted a policy under which the committee must approve in advance all consulting services provided to us by WTW and its affiliates. Pursuant to the policy, the WTW fee budget for all services to be provided during the following fiscal year is presented to the committee for review and approval at its December meeting. Having this authority permits the committee to make real time assessments of the magnitude of fees being charged by WTW for other work and, to the extent those fees could give rise to a potential conflict of interest, to disapprove that work. The following additional protocols govern all of WTW's engagements with us:

- To the extent that a service can be forecasted in advance, approval may be given by the committee as part of the fee budget presented to the committee.

- With respect to a service that is identified after the budget is approved, the scope and cost of the service are to be provided to our senior Human Resources personnel, who will arrange to request approval.
- The committee has delegated to its Chair the authority to pre-approve services to be provided by WTW, provided that such services do not exceed an aggregate of $100,000 annually.
- Approvals given by the Chair using this delegation of authority are to be reported to the full committee at its next meeting.
- Annually, the committee is to receive a report of the total fees we paid to WTW and its affiliates for executive or director compensation services and all other services.

GOVERNANCE FEATURES OF OUR EXECUTIVE COMPENSATION PROGRAM

Equity Incentive Grant Practices

The committee approves annual equity-based awards to NEOs at approximately the same time each year, typically in February or March. In 2019, the committee established a late February grant date for annual equity grants to all eligible employees. The grant date timing was driven by these considerations:

- It coincides with our calendar-year-based performance management cycle, allowing supervisors to communicate the equity award decisions close in time to performance appraisals, which increases the impact of the awards by strengthening the link between pay and performance.
- It follows the annual earnings release and the filing of our Annual Report on Form 10-K.
- The annual operating plan is available at that time and is considered by the committee when setting targets for performance measures.

The committee approves target grant values for stock options and PRSUs prior to the grant date. On the grant date, those values are converted to a number of options and PRSUs based on:

- the average of the high and the low selling prices of our common stock on the grant date; and
- the same valuation methodology we use to determine the accounting expense of the grants under ASC 718.

The committee also approves equity-based awards outside of the annual grant cycle from time to time ("off-cycle awards") for purposes of attracting new hires for executive-level positions, in connection with promotions to executive-level positions, to reward superior performance, to recognize exceptional effort and commitment, to retain and motivate executive-level employees or for other purposes the committee deems appropriate.

The committee typically delegates authority to our CEO to grant a limited number of off-cycle awards to non-executive level employees as he deems appropriate. The aggregate number of shares underlying all such grants by our CEO during 2019 was approximately 153,000. He subsequently reports any such grants to the committee. These grants are effective on the first trading day of the month following the later of the CEO's approval of the grant or the new hire's start date.

Executive Stock Ownership Guidelines

Our NEOs must meet stock ownership guidelines set by the Board. The committee oversees compliance with these guidelines and periodically reviews the guidelines. The guidelines require our CEO to own shares or units with a value equal to at least six times his base salary and the other NEOs to own shares or units with a value equal to at least three times their respective base salaries. NEOs have a period of five years to reach the guideline level of ownership. The value of long shares and time-based RSUs is counted toward these guidelines, as is the unrealized gain on vested stock options. The value of unearned PRSUs is not counted. NEOs may not sell shares acquired through option exercises or vesting of RSUs or PRSUs (other than to pay option exercise costs and cover any required tax withholding obligation) until the minimum ownership requirements have been met. All NEOs who are currently our employees are in compliance with the guidelines or are within the time period prior to required compliance. We have approved procedures by which every executive officer must obtain clearance prior to selling any shares of our common stock, in part to ensure no executive falls out of compliance with the guidelines.

Executive Compensation Recoupment and Disclosure Policies

Under our executive compensation recoupment policy applicable to cash incentive compensation paid and equity incentive awards granted to executive officers, in the event we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under federal securities laws, the Board will review the facts and circumstances that led to the requirement for the restatement and take any actions it deems appropriate with respect to incentive-based compensation. The Board will consider whether an executive officer received compensation based on performance reported, but not actually achieved, or was accountable for the events that led to the restatement, including any misconduct. Actions the Board may take include: seeking recovery of incentive-based compensation received by an executive officer during the three-year period preceding the date we are required to prepare an accounting restatement in excess of what would have been paid to the executive officer under the accounting restatement; imposing disciplinary actions; and pursuing any other remedies. In addition, the committee is monitoring regulatory developments with respect to compensation recoupment policies and will recommend to the Board any changes to the current policy that are necessary or appropriate in light of final rules to be issued by the SEC and the New York Stock Exchange.

In addition to the above-described executive compensation recoupment policy, our equity incentive plan and related award agreements contain provisions that permit the committee, in its discretion, to require a participant to forfeit his or her right to any unvested portion of an award and, to the extent that any portion of an award has previously vested, to return to us the shares of common stock covered by the award or any cash proceeds the participant received upon the sale of such shares, in the event that the participant engages in activity that is deemed detrimental to our interests, including, but not limited to, breach of restrictive covenants or violations of our Code of Business Conduct and Ethics or other policies, procedures or standards.

We also have an executive compensation recoupment disclosure policy that provides that, in the event we apply the recovery remedies available under the terms and conditions of any equity award or our executive compensation recoupment policy to any current or former executive officer to recoup incentive compensation (whether by forfeiture, cancellation, demand for repayment or otherwise), we intend to disclose such action in our annual proxy statement so long as we have previously disclosed the underlying event triggering the recoupment in an SEC filing, press release or similar public communication. If no amount is so recouped in any year, we also intend to disclose that fact. We may limit the disclosure contemplated by this policy if such disclosure could reasonably be expected to result in, or exacerbate, any regulatory action, litigation, arbitration, investigation or other proceeding involving us, or violate any applicable privacy law or right or other requirement or obligation. This policy is subject to change in the event final rules or regulations related to clawback disclosure are promulgated by the SEC, the New York Stock Exchange or any other applicable regulatory body. In 2019, we did not take action to recoup incentive compensation from any current or former executive officer.

Prohibition on Hedging and Pledging

Our Stock Trading Policy prohibits all members of our Board, all executive officers, all employees at or above a director level and certain other designated employees (as well as such individuals' family members, others living in their home and any entities that such individual influences or controls) from the following:

- purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Zimmer Biomet securities that such person holds, directly or indirectly, whether or not the Zimmer Biomet securities were acquired as part of his or her compensation;
- engaging in short sales of Zimmer Biomet securities; and
- holding Zimmer Biomet securities in a margin account or otherwise pledging Zimmer Biomet securities as collateral for a loan.

The prohibition on hedging included in our Stock Trading Policy does not preclude covered persons from engaging in general portfolio diversification or investing in broad-based index funds.

Tax Deductibility of Executive Compensation

The committee views the tax deductibility of compensation as one of many factors to be considered in the design of our executive compensation program. Section 162(m) of the Internal Revenue Code (the "Code") limits our ability to deduct for U.S. tax purposes compensation in excess of $1.0 million that is paid to certain executive officers. Prior to 2018, the tax law provided an exception to the deduction limit for qualifying performance-based compensation if certain requirements were met; however, this exception was repealed for fiscal years beginning after December 31, 2017, subject to certain transition and grandfathering rules. In determining the compensation paid or awarded to our NEOs, the committee seeks to achieve the objectives of our compensation program, including attracting, retaining, motivating and sustaining high performing executive talent and incentivizing the achievement of both short- and long-term results through the alignment of rigorous performance goals and pay. In structuring our compensation program in a manner consistent with these objectives, the committee may approve compensation that is not fully deductible for U.S. tax purposes if the committee believes it will contribute to the achievement of our business objectives and is in our best interests and the best interests of our shareholders.

COMPENSATION COMMITTEE REPORT

The Compensation and Management Development Committee of the Board of Directors consists of the five directors named below, each of whom meets the independence standards of the Board's Corporate Governance Guidelines, the New York Stock Exchange listing standards and applicable securities laws.

We reviewed and discussed with management the Compensation Discussion and Analysis that precedes this report. Based on our review and discussions with management, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Zimmer Biomet's Annual Report on Form 10-K for the year ended December 31, 2019 and this proxy statement.

Compensation and Management Development Committee

Arthur Higgins, Chair
Christopher Begley
Michael Farrell
Syed Jafry
Michael Michelson

2019 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Bryan Hanson President and CEO	2019	1,088,769	—	4,149,957	4,150,069	1,614,050	—	173,875	11,176,720
	2018	1,050,000	—	3,550,035	3,550,095	1,251,705	—	308,599	9,710,434
	2017	36,346	573,000	9,389,943	6,300,567	—	—	34,500	16,334,356
Suketu Upadhyay Executive VP, CFO	2019	337,500	1,287,542	2,188,277	1,688,096	326,835	—	252,000	6,080,250
Ivan Tornos Group President, Global Businesses and the Americas	2019	700,000	—	1,149,942	1,150,092	864,171	—	332,709	4,196,914
	2018	113,077	763,000	2,575,547	925,155	93,322	—	29,373	4,499,474
Sang Yi[7] President, APAC	2019	549,920	—	749,968	750,052	592,814	—	71,559	2,714,313
	2018	512,478	—	1,400,353	1,200,148	474,759	—	72,401	3,660,139
	2017	480,372	—	549,994	550,108	572,683	—	69,674	2,222,831
Didier Deltort[8] President, EMEA	2019	537,828	—	699,989	700,050	673,361	440,064	28,992	3,080,284
Daniel Florin[9] Former Executive VP, CFO and Interim CEO	2019	614,874	—	1,149,942	1,150,092	595,444	—	74,446	3,584,798
	2018	596,965	—	1,150,287	2,300,183	492,676	—	74,684	4,614,795
	2017	820,597	100,000	2,100,035	1,100,060	687,234	—	78,415	4,886,341

(1) With respect to Mr. Hanson, who joined the company on December 19, 2017, represents a one-time cash bonus intended to replace a pro-rata portion of the bonus he forfeited upon leaving his former employer to join Zimmer Biomet. With respect to Mr. Upadhyay, who joined the company on July 1, 2019, represents a one-time cash bonus intended in part to replace the value of a cash incentive opportunity he forfeited upon leaving his former employer to join Zimmer Biomet, in part to reimburse him for repayment obligations to his former employer that were triggered when he left there to join Zimmer Biomet and in part to replace the value of employer retirement plan contributions he forfeited upon leaving his former employer to join Zimmer Biomet. With respect to Mr. Tornos, who joined the company on November 1, 2018, represents a one-time cash bonus intended in part to replace the value of a cash incentive opportunity he forfeited upon leaving his former employer to join Zimmer Biomet and in part to reimburse him for repayment obligations to his former employer that were triggered when he left there to join Zimmer Biomet. With respect to Mr. Florin, who served as Interim CEO from July 11, 2017 through December 19, 2017, represents a one-time cash bonus in recognition of his exceptional effort and commitment while serving as our Interim CEO.

(2) The amounts in the "Stock Awards" column do not represent amounts the NEOs received or are entitled to receive; rather, the reported amounts represent the aggregate grant date fair value of stock awards granted in that year computed in accordance with ASC 718. For a discussion of the method of valuation and any assumptions made in the valuation of the awards, see Note 5 to the Consolidated Financial Statements included in our 2019 Form 10-K. The stock awards reported in the table consist of: (a) annual awards of PRSUs to all NEOs, other than Mr. Hanson in 2017, Mr. Upadhyay in 2019 and Mr. Tornos in 2018, subject to service conditions, performance conditions and market conditions (relative TSR); (b) for Mr. Hanson, in 2017, (i) as incentive to join the company as our President and CEO, a one-time sign-on award of PRSUs subject to service conditions and market conditions (absolute stock price hurdles), and (ii) to replace the value of similar awards that he forfeited upon leaving his former employer to join Zimmer Biomet, a one-time replacement award of PRSUs subject to service conditions and market conditions (absolute stock price hurdles) and a one-time replacement award of RSUs; (c) for Mr. Upadhyay, in 2019, (i) as incentive to join the company as our Executive Vice President and CFO, a one-time, sign-on award of PRSUs subject to service conditions and market conditions (relative TSR), and (ii) to replace the value of similar awards that he forfeited upon leaving his former employer to join Zimmer Biomet, a one-time replacement award of RSUs; (d) for Mr. Tornos, in 2018, (i) as incentive to join the company as our Group President, Orthopedics, a one-time sign-on award of RSUs, and (ii) to replace the value of similar awards that he forfeited upon leaving his former employer to join Zimmer Biomet, a one-time replacement award of RSUs, divided into three grants; (e) for Mr. Yi, in 2018, a one-time award of RSUs to provide additional retention value and recognition in light of his outstanding performance in leading our business in the APAC region; and (f) for Mr. Florin, in 2017, a one-time award of RSUs in connection with his appointment as our Interim CEO. We do not pay or accrue dividends or dividend equivalents on PRSUs or RSUs.

PRSU awards, other than PRSUs awarded to Mr. Hanson in 2017 and Mr. Upadhyay in 2019, are subject to performance conditions and amounts reported in the "Stock Awards" column represent the grant date fair value based upon the probable outcome of the performance conditions. PRSUs awarded to Mr. Hanson in 2017 and Mr. Upadhyay in 2019 are subject to market conditions based on absolute stock price hurdles and relative TSR, respectively, and therefore expense recognition under ASC 718 is not subject to probable or maximum outcome

assumptions. The aggregate grant date fair value of the PRSUs awarded to Mr. Hanson in 2017 and Mr. Upadhyay in 2019 were $6,300,727 and $500,197, respectively, which values were determined using a Monte Carlo simulation model. PRSUs awarded in 2019 (other than to Mr. Upadhyay) and 2018 are subject to both internal (constant currency revenue growth) and market-related (relative TSR) performance goals over one-, two- and three-year performance periods. PRSUs awarded in 2019 to Mr. Upadhyay are subject to market-related (relative TSR) goals over a three-year performance period. PRSUs awarded in 2017 (other than to Mr. Hanson) are subject to an internal (iTSR) performance goal over a three-year period, subject to a relative TSR modifier. The grant date fair value of the relative TSR component has been determined using a Monte Carlo simulation model. The following table presents the grant date fair value of the PRSUs subject to performance conditions included in the "Stock Awards" column and the grant date fair value of these awards assuming that the highest level of performance conditions would be achieved.

	2019 PRSU Awards		2018 PRSU Awards		2017 PRSU Awards	
Name	Grant Date Fair Value (Based on Probable Outcome) ($)	Grant Date Fair Value (Based on Maximum Performance) ($)	Grant Date Fair Value (Based on Probable Outcome) ($)	Grant Date Fair Value (Based on Maximum Performance) ($)	Grant Date Fair Value (Based on Probable Outcome) ($)	Grant Date Fair Value (Based on Maximum Performance) ($)
Bryan Hanson	4,149,957	8,299,913	3,550,035	7,100,071	—	—
Suketu Upadhyay	—	—	—	—	—	—
Ivan Tornos	1,149,942	2,299,883	—	—	—	—
Sang Yi	749,968	1,499,936	650,266	1,300,532	549,994	1,099,988
Didier Deltort	699,989	1,399,978	—	—	—	—
Daniel Florin	1,149,942	2,299,883	1,150,287	2,300,575	1,099,987	2,199,974

(3) The amounts in the "Option Awards" column do not represent amounts the NEOs received or are entitled to receive; rather, the reported amounts represent the aggregate grant date fair value of option awards granted in that year computed in accordance with ASC 718. For a discussion of the assumptions made in the valuation of our stock options, see Note 5 to the Consolidated Financial Statements included in our 2019 Form 10-K. The option awards reported in the table include: (a) annual awards of stock options to all NEOs, other than Mr. Hanson in 2017, Mr. Upadhyay in 2019 and Mr. Tornos in 2018; (b) in 2017, for Mr. Hanson, a one-time sign-on stock option award as incentive to join the company as our President and CEO, and a one-time replacement stock option award intended to replace the value of similar awards that he forfeited upon leaving his former employer to join Zimmer Biomet; (c) in 2019, for Mr. Upadhyay, a one-time replacement stock option award intended to replace the value of similar awards that he forfeited upon leaving his former employer to join Zimmer Biomet; (d) in 2018, for Mr. Tornos, a one-time sign-on stock option award as incentive to join the company as our Group President, Orthopedics, and a one-time replacement stock option award intended to replace the value of similar awards that he forfeited upon leaving his former employer to join Zimmer Biomet; and (e) special one-time awards of stock options to Messrs. Yi and Florin in 2018 intended to retain and motivate these NEOs and to align their interests with those of our shareholders given the change in the company's leadership and to support the company's two-year turnaround plan.

(4) For 2019, 2018 and 2017, amounts reported consist of the annual cash incentive award under the Executive Performance Incentive Plan ("EPIP") and, for 2017, the three-year Zimmer Biomet cash integration incentive award under the EPIP. Mr. Upadhyay's amount for 2019 was prorated for his partial year of service by applying the earned bonus percentage to his eligible earnings for the year. Mr. Tornos' amount for 2018 was prorated for his partial year of service by applying the earned bonus percentage to his eligible earnings for the year.

(5) Amounts reported represent the change in actuarial present value of Mr. Deltort's accumulated benefit under the plans indicated below from December 31, 2018 to December 31, 2019. The accumulated benefit is the benefit to which Mr. Deltort would be entitled had he terminated employment as of December 31, 2019 and elected to commence his benefit at the earliest age at which he would receive an unreduced benefit, assuming he had met the eligibility conditions, payable as a monthly benefit for as long as he lived.

	2019 ($)
SVE[a]	105,742
JJS[a]	334,322
Total	440,064

(a) SVE and JJS refer to our defined benefit cash balance type pension plans generally available to all employees in Switzerland. The SVE provides benefits based on compensation up to $148,775 for 2019, and the JJS provides benefits based on compensation in excess of $148,775 up to $858,381 for 2019. The assumed interest rate for 2019 is 0.30%. The mortality assumption is based on the BVG 2015 Generational Mortality Table. The JJS has a maximum allowable monthly retirement pension of $7,153. Mr. Deltort has an accumulated benefit of $1,326 monthly under the JJS, payable at age 65. The reported amounts are based upon the portion of the accumulated benefits attributable to company contributions.

(6) Amounts reported for 2019 include the following:

		B. Hanson ($)	S. Upadhyay ($)	I. Tornos ($)	S. Yi ($)	D. Deltort ($)	D. Florin ($)
Company matching contributions to 401(k) plan		16,800	—	16,800	—	—	10,527
Company matching contributions to deferred compensation plan (credited to participants' accounts in 2020)		54,438	—	30,799	—	—	55,926
Non-business use of corporate aircraft[a]		99,272	—	—	—	—	—
Automobile allowance		—	—	—	62,588	—	—
Incremental cost of company-provided automobile (lease payments, fuel, maintenance, insurance)		—	—	—	—	24,766	—
Disability insurance premiums		3,365	—	1,680	—	—	3,837
Central Provident Fund allowance[b]		—	—	—	8,971	—	—
Commuting allowance[c]		—	252,000	—	—	—	—
Relocation-related benefits		—	—	173,106	—	—	—
Tax gross-up associated with relocation-related benefits		—	—	110,324	—	—	—
Executive physical		—	—	—	—	4,226	4,156
	Total	173,875	252,000	332,709	71,559	28,992	74,446

(a) Mr. Hanson was permitted reasonable personal use of our corporate aircraft in 2019 up to $100,000 in aggregate incremental cost to us. Further, pursuant to a time sharing agreement between Mr. Hanson and us, he is permitted to reimburse us for the incremental cost of his personal use of our corporate aircraft consistent with Federal Aviation Administration regulations. Other NEOs were permitted limited personal use of our corporate aircraft in 2019 with prior approval. For purposes of the value disclosed in this proxy statement, we calculate incremental cost using a method that takes into account all variable costs, such as fuel, crew travel expenses, landing and parking fees and plane repositioning costs, less, in the case of Mr. Hanson, any reimbursement received pursuant to the time sharing agreement. Since we use our aircraft primarily for business travel, we do not include as part of incremental cost the fixed costs that do not change based on usage, such as pilot salaries, the purchase or leasing costs of our aircraft and the cost of maintenance. The incremental cost, if any, of travel by an NEO's spouse or guests when accompanying the NEO is included. NEOs are responsible for the payment of any tax on any income imputed to the NEO as a result of personal use of corporate aircraft and we do not provide them with income tax gross-up payments.

(b) Our employees in Singapore who are Singapore citizens or permanent residents receive a pension benefit from the Central Provident Fund, a compulsory social security savings plan provided by that country's government to which we make contributions as required by Singapore law. We provide a taxable allowance to Mr. Yi via payroll in lieu of mandatory contributions to the Central Provident Fund, as Mr. Yi is not a Singapore citizen or permanent resident.

(c) Pursuant to his offer letter, Mr. Upadhyay received a one-time commuting allowance of $252,000. Mr. Upadhyay is responsible for all expenses associated with commuting from his home to our Connecticut office and will be required to repay the entire gross amount of this allowance if he voluntarily leaves employment or if his employment is terminated for cause within two years of the date the allowance was paid to him.

(7) Mr. Yi's compensation is paid in Singapore Dollars and has been converted to U.S. Dollars using the average exchange rate for 2019, 2018 and 2017 of 1 SGD = 0.73296 USD, 1 SGD = 0.741585 USD and 1 SGD = 0.723964 USD, respectively.

(8) Mr. Deltort joined the company in August 2018 and was not an NEO in 2018. Mr. Deltort's compensation is paid in Swiss Francs and has been converted to U.S. Dollars using the average exchange rate for 2019 of 1 CHF = 1.00607 USD.

(9) Mr. Florin retired from his role as CFO effective July 1, 2019 and continued to be employed (in a non-executive officer capacity) as Executive Vice President through his retirement from the company on March 23, 2020. He also served as Interim CEO from July 11, 2017 through December 19, 2017.

GRANTS OF PLAN-BASED AWARDS IN 2019

Name	Grant Date	Date of Comp. Committee Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards[2] ($/Sh)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards[3] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)		(l)
Bryan Hanson	—	—	750,023	1,500,046	3,000,093								
Annual PRSU	02/26/19	02/15/19				14,573	29,145	58,290					4,149,957
Annual Option	02/26/19	02/15/19								144,501	123.73	123.36	4,150,069
Suketu Upadhyay	—	—	151,875	303,750	607,500								
Sign-on PRSU	07/01/19	06/12/19				—	3,985	—					500,197
Replacement RSU	07/01/19	06/12/19							14,620[4]				1,688,080
Replacement Option	07/01/19	06/12/19								63,510	117.80	117.31	1,688,096
Ivan Tornos	—	—	315,000	630,000	1,260,000								
Annual PRSU	02/26/19	02/15/19				4,038	8,076	16,152					1,149,942
Annual Option	02/26/19	02/15/19								40,045	123.73	123.36	1,150,092
Sang Yi[5]	—	—	219,968	439,936	879,872								
Annual PRSU	02/26/19	02/15/19				2,634	5,267	10,534					749,968
Annual Option	02/26/19	02/15/19								26,116	123.73	123.36	750,052
Didier Deltort[6]	—	—	215,131	430,263	860,525								
Annual PRSU	02/26/19	02/15/19				2,458	4,916	9,832					699,989
Annual Option	02/26/19	02/15/19								24,375	123.73	123.36	700,050
Daniel Florin	—	—	276,693	553,387	1,106,773								
Annual PRSU	02/26/19	02/15/19				4,038	8,076	16,152					1,149,942
Annual Option	02/26/19	02/15/19								40,045	123.73	123.36	1,150,092

(1) Amounts in the first line associated with each executive's name consist of the cash incentive opportunity amounts under the EPIP for 2019. Mr. Upadhyay's amounts were prorated for his partial year of service by applying the threshold, target and maximum opportunity percentages to his eligible earnings for the year.

(2) The committee set the exercise price of stock options at fair market value on the date of grant. The Zimmer Biomet Holdings, Inc. 2009 Stock Incentive Plan ("2009 Plan") defines "fair market value" as the average of the high and low selling prices of our common stock on the New York Stock Exchange on the date of grant. An exercise price in excess of fair market value may be used for employees based outside the U.S.

(3) The values reported in this column represent the grant date fair value of stock and option awards computed in accordance with ASC 718 and may differ from the values represented in the 2019 Summary Compensation Table due to rounding. See footnotes 2 and 3 to the 2019 Summary Compensation Table for additional information regarding the determination of grant date fair value of stock and option awards, respectively.

(4) These RSUs will vest 25% per year on each of the first, second, third and fourth anniversaries of the grant date, subject to Mr. Upadhyay's continued employment.

(5) Mr. Yi's compensation is paid in Singapore Dollars and has been converted to U.S. Dollars using the average exchange rate for 2019 of 1 SGD = 0.73296 USD.

(6) Mr. Deltort's compensation is paid in Swiss Francs and has been converted to U.S. Dollars using the average exchange rate for 2019 of 1 CHF = 1.00607 USD.

Narrative Discussion

Non-Equity Incentive Plan Awards. The non-equity incentive plan awards reflected in the first row of the table for each NEO in columns (c) through (e) represent the annual cash incentive opportunity under the EPIP for 2019. Mr. Upadhyay's amounts were prorated for his partial year of service by applying the opportunity percentages to his eligible earnings for the year. Material terms of the awards, including a discussion of the applicable performance measures and target and actual performance for 2019, are described in the CD&A. Amounts actually earned for 2019 performance are shown in column (g) of the 2019 Summary Compensation Table. Following his retirement from his role as CFO effective July 1, 2019, Mr. Florin remained employed by us (in a non-executive-officer capacity) as Executive Vice President until his retirement from the company on March 23, 2020. As a result, Mr. Florin remained eligible to, and did, receive the amount actually earned for 2019 performance under his EPIP award.

Equity Incentive Plan Awards. The equity incentive plan awards reflected in columns (f) through (h) were granted under the 2009 Plan and represent PRSUs. For Messrs. Hanson, Tornos, Yi, Deltort and Florin, these PRSUs had a grant date fair value of $142.39 per unit. The PRSUs are subject to both internal (constant currency revenue growth) and market-related (relative TSR) performance goals over one-, two- and three-year performance periods. The grant date fair value of the PRSUs represents the weighted average fair value of the six PRSU tranches. For the constant currency revenue growth performance goal, the one-, two- and three-year performance periods each has a grant date fair value based upon the time period to vest. For the market-related (relative TSR) performance goal, the one-, two- and three-year performance periods each has a grant date fair value based upon a Monte Carlo simulation model covering each such period. For Mr. Upadhyay, the PRSUs are subject to market-related (relative TSR) performance goals over a three-year performance period. The grant date fair value of $125.52 per unit was determined using a Monte Carlo simulation. The material terms of the PRSUs, including applicable performance measures and targets, are described in the CD&A.

Other Stock Awards. The stock award reflected in column (i) was granted under the 2009 Plan and represents RSUs granted to Mr. Upadhyay as a replacement award in connection with his hiring as our Executive Vice President and CFO intended to replace the value of similar awards forfeited at his former employer. This replacement award will vest in four equal installments on the first through fourth anniversaries of the grant date, contingent on Mr. Upadhyay's continued employment through the applicable vesting date. The grant date fair value of this award was $115.46 per unit. Material terms of the RSUs are described in the CD&A. We do not pay or accrue dividends or dividend equivalents on PRSUs or RSUs.

Option Awards. The option awards reflected in column (j) were granted under the 2009 Plan and represent nonqualified stock options. For all NEOs except Mr. Upadhyay, the option awards were annual option awards and had a grant date fair value of $28.72 per option, as determined using a Black-Scholes option pricing model. These options generally become exercisable in four equal installments on the first through fourth anniversaries of the grant date, contingent on continued employment through the applicable vesting date. The option award reflected in column (j) for Mr. Upadhyay consisted of a replacement award in connection with his hiring as our Executive Vice President and CFO intended to replace the value of similar awards forfeited at his former employer. The grant date fair value of these options was $26.58 per option, as determined using a Black-Scholes option pricing model. These options generally become exercisable in four equal installments on the first through fourth anniversaries of the grant date, contingent on Mr. Upadhyay's continued employment through the applicable vesting date. Option awards may vest on an accelerated basis after the NEO has held the award for at least one year if the NEO reaches age 60 or retires, or if the NEO's employment is terminated involuntarily without cause and the NEO signs a general release of claims in favor of the company. Other material terms of the option awards are described in the CD&A.

OUTSTANDING EQUITY AWARDS AT 2019 FISCAL YEAR-END

The following table summarizes the outstanding equity awards held by the NEOs as of December 31, 2019.

		Option Awards[1]				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price[2] ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Bryan Hanson	02/26/2019	—	144,501	123.73	02/26/2029				
	03/20/2018	32,872	98,613	114.44	03/20/2028				
	12/19/2017	63,130	63,130	121.26	12/19/2027				
	12/19/2017	48,900	48,900	121.26	12/19/2027				
	02/26/2019					9,716[4]	1,454,291	19,429[5]	2,908,133
	03/20/2018					12,056[6]	1,804,542	9,962[7]	1,491,112
	12/19/2017					16,475[8]	2,465,978	32,950[8]	4,931,956
	12/19/2017					12,760[8]	1,909,917	25,520[8]	3,819,834
	12/19/2017					8,625[9]	1,290,990		
Suketu Upadhyay	07/01/2019	—	63,510	117.80	07/01/2029				
	07/01/2019							3,985[10]	596,475
	07/01/2019					14,620[11]	2,188,322		
Ivan Tornos	02/26/2019	—	40,045	123.73	02/26/2029				
	12/03/2018	4,336	13,009	117.18	12/03/2028				
	12/03/2018	3,686	11,059	117.18	12/03/2028				
	02/26/2019					2,692[4]	402,939	5,384[5]	805,877
	12/03/2018					3,267[12]	489,005		
	12/03/2018					4,572[12]	684,337		
	12/03/2018					2,775[12]	415,362		
Sang Yi	02/26/2019	—	26,116	123.73	02/26/2029				
	03/20/2018	6,019	18,056	114.44	03/20/2028				
	02/20/2018	—	21,565	119.61	02/20/2028				
	03/21/2017	10,661	10,661	121.88	03/21/2027				
	03/21/2016	17,798	5,932	104.01	03/21/2026				
	06/24/2015	20,991	—	113.83	06/24/2025				
	06/24/2015	20,994	—	113.83	06/24/2025				
	03/17/2014	1,655	—	94.34	03/17/2024				
	02/26/2019					1,756[4]	262,838	3,511[5]	525,526
	06/07/2018					6,717[13]	1,005,401		
	03/20/2018					2,208[6]	330,493	1,824[7]	273,016
Didier Deltort	02/26/2019	—	24,375	123.73	02/26/2029				
	09/04/2018	3,978	11,934	123.02	09/04/2028				
	02/26/2019					1,640[4]	245,475	3,276[5]	490,352
	09/04/2018					4,662[14]	697,808		

		Option Awards[1]				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price[2] ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Daniel Florin[15]	02/26/2019	—	40,045	123.73	02/26/2029				
	03/20/2018	10,649	31,946	114.44	03/20/2028				
	02/20/2018	—	45,085	119.61	02/20/2028				
	03/21/2017	21,319	21,319	121.88	03/21/2027				
	03/21/2016	35,595	11,865	104.01	03/21/2026				
	06/24/2015	41,980	—	113.83	06/24/2025				
	06/24/2015	41,982	—	113.83	06/24/2025				
	02/26/2019					2,692[4]	402,939	5,384[5]	805,877
	03/20/2018					3,906[6]	584,650	3,228[7]	483,167

(1) Stock options, other than those granted on February 20, 2018, will vest 25% per year on each of the first, second, third and fourth anniversaries of the grant date, subject to continued employment. Stock options granted on February 20, 2018 vested on the second anniversary of the grant date. Option awards may vest on an accelerated basis after the NEO has held the award for at least one year if the NEO reaches age 60 or retires, or if the NEO's employment is terminated involuntarily without cause and the NEO signs a general release of claims in favor of the company. To the extent they were not already vested, all of Mr. Florin's stock option awards vested following his retirement from the company on March 23, 2020.

(2) The option exercise price is equal to the average of the high and low selling prices of our common stock as reported by the New York Stock Exchange on the date of grant.

(3) Market value is calculated by multiplying the number of units in column (g) or (i), as applicable, by $149.68, the closing price of our common stock as reported by the New York Stock Exchange on December 31, 2019.

(4) These units represent PRSUs earned based on 2019 performance and vested on the first anniversary of the grant date.

(5) This number of unearned PRSUs is based on achieving target performance. This award provides an opportunity for interim payouts (share issuances) after each of year one and year two of the three-year performance period based upon performance to date. Units that were earned based on 2019 performance are reported in column (g) on the same row as these PRSUs and vested on the first anniversary of the grant date. Any units earned based on 2019-2020 performance will vest on the second anniversary of the grant date and any units earned based on 2019-2021 performance will vest on the third anniversary of the grant date. Any shares issued after the first and second years will reduce the number of shares issued after completion of the three-year performance period (but not below zero).

(6) These units represent PRSUs earned based on 2018-2019 performance and vested on the second anniversary of the grant date.

(7) This number of unearned PRSUs is based on achieving target performance. This award provides an opportunity for interim payouts (share issuances) after each of year one and year two of the three-year performance period based upon performance to date. Units that were earned based on 2018 performance vested on the first anniversary of the grant date and, therefore, are not reflected in this table. Units that were earned based on 2018-2019 performance are reported in column (g) on the same row as these PRSUs and vested on the second anniversary of the grant date. Any units earned based on 2018-2020 performance will vest on the third anniversary of the grant date. Any shares issued after the first and second years will reduce the number of shares issued after completion of the three-year performance period (but not below zero).

(8) This PRSU award is split into three equal tranches, with one tranche subject to a stock price hurdle at 20% ($135.76), the second tranche subject to a stock price hurdle at 35% ($152.73) and the third tranche subject to a stock price hurdle at 50% ($169.70), in each case above the base price of $113.13, which represents the average closing price of our common stock over the 30 trading days immediately prior to Mr. Hanson's hire date. Each applicable hurdle must be met for 20 consecutive trading days in order for the related tranche of units to be eligible to vest. The hurdles may be met at any time during the four-year award term, but no PRSUs will be earned until the committee determines whether and the extent to which the hurdles were met during the four-year period. Delivery of shares in respect of any such earned PRSUs may only occur on the fourth anniversary of the grant date (or, if later, the date the committee determines whether or not the hurdles have been met), subject to Mr. Hanson's continued employment on that date. Any tranche of the award that has not met the applicable stock price hurdle will be forfeited on the fourth anniversary of the grant date. Given that our common stock maintained a closing price in excess of $135.76 for at least 20 consecutive trading days during 2019, as of December 31, 2019, one tranche of this PRSU award is eligible to be earned and vest upon the committee's determination of the extent to which the hurdles have been met or the fourth anniversary of the grant date, whichever is later, subject to Mr. Hanson's continued employment, and the number of shares in that tranche are reported in column (g). The other two tranches of this PRSU award are reported in column (i).

(9) These RSUs will vest on the third anniversary of the grant date, subject to Mr. Hanson's continued employment.

(10) This number of unearned PRSUs is based on achieving target performance. To the extent any of these PRSUs is earned based on performance over the three-year period beginning on the grant date of the award, such earned PRSUs would vest on the third anniversary of the grant date.

(11) These RSUs will vest 25% per year on each of the first, second, third and fourth anniversaries of the grant date, subject to Mr. Upadhyay's continued employment.

(12) These RSUs will vest one-third per year on each of the second, third and fourth anniversaries of the grant date, subject to Mr. Tornos' continued employment.

(13) These RSUs will vest on the second anniversary of the grant date, subject to Mr. Yi's continued employment.

(14) These RSUs will vest one-third per year on each of the second, third and fourth anniversaries of the grant date, subject to Mr. Deltort's continued employment.

(15) As a result of Mr. Florin's retirement from the company on March 23, 2020, (i) all unvested stock option awards held by Mr. Florin became fully vested on such date, and (ii) the time-based restrictions on the PRSUs held by Mr. Florin on such date were waived, but the performance-based restrictions associated with the PRSUs continue to apply. With respect to the PRSUs held by Mr. Florin, the committee will determine earned amounts based on actual performance under the terms of the PRSUs, and the delivery of shares in respect of any such earned PRSUs will be made to Mr. Florin following each such determination.

OPTION EXERCISES AND STOCK VESTED IN 2019

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
(a)	(b)	(c)	(d)	(e)
Bryan Hanson	—	—	16,497	2,286,529
Suketu Upadhyay	—	—	—	—
Ivan Tornos	—	—	11,676	1,518,946
Sang Yi	—	—	1,443	183,881
Didier Deltort	—	—	1,554	214,468
Daniel Florin	—	—	6,764	904,361

(1) Value realized on exercise is calculated on the basis of the difference between the exercise price and the closing price of our common stock as reported by the New York Stock Exchange on the date of exercise, multiplied by the number of shares of common stock underlying the options exercised.

(2) Value realized on vesting is calculated by multiplying the closing price of our common stock on the New York Stock Exchange on the date of vesting by the number of shares of common stock that vested.

PENSION BENEFITS IN 2019

Name	Plan Name[1]	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)
(a)	(b)	(c)	(d)
Bryan Hanson[2]	—	—	—
Suketu Upadhyay[2]	—	—	—
Ivan Tornos[2]	—	—	—
Sang Yi[3]	—	—	—
Didier Deltort[4]	SVE	1.363	115,155
	JJS	1.363	418,262
Daniel Florin[2]	—	—	—

(1) The full name of the plan referred to as SVE is the Sulzer Vorsorgeeinrichtung. The full name of the plan referred to as JJS is the Johann Jakob Sulzer Stiftung.

(2) Messrs. Hanson, Upadhyay, Tornos and Florin are not eligible to participate in any defined benefit pension plans sponsored by the company.

(3) We do not offer defined benefit pension plans for employees in Singapore, including Mr. Yi.

(4) The accumulated benefit is the benefit to which Mr. Deltort would be entitled had he terminated employment on December 31, 2019 and elected to commence his benefit at the earliest age at which he would receive an unreduced benefit, assuming he had met the eligibility conditions, payable as a monthly benefit for as long as he lived, with 60% of his benefit continuing to his surviving spouse following his death. The expected benefit payments are discounted using interest and mortality assumptions to produce the present value of the accumulated benefit as of December 31, 2019. The assumed interest rate is 0.30% and the mortality assumption is based on the BVG 2015 Generational Mortality Table. The reported amounts represent the portion of the accumulated benefits attributable to company contributions.

Narrative Discussion

The following narrative describes the retirement plans our NEOs participated in during 2019. Our U.S.-based NEOs were not eligible to participate in any defined benefit pension plans sponsored by the company.

Non-U.S. Pension Plans. We maintain a number of pension plans for our employees whose principal place of employment is outside the U.S. These pension plans are governed, and in some cases mandated, by the laws of the applicable countries and can vary significantly from plan to plan. Mr. Deltort participated in two cash balance defined benefit pension plans generally available to all employees in Switzerland, known as the SVE and the JJS. We contributed a percentage of Mr. Deltort's pay, which varied by plan, into each of the SVE and the JJS. At the time of his retirement, Mr. Deltort may elect to receive his account balances in a lump sum payment, partial or full, or in an annuity payment up to a maximum limit, with any residual account balance paid as a lump sum. If Mr. Deltort terminates employment prior to becoming eligible for retirement benefits, he will receive his account balances in a lump sum payment. We do not offer a company-sponsored retirement plan for employees in Singapore. Our employees in Singapore who are Singapore citizens or permanent residents receive a pension benefit from the Central Provident Fund ("CPF"), a compulsory social security savings plan provided by that country's government to which we make contributions as required by Singapore law. We provide a taxable allowance to Mr. Yi via payroll in lieu of mandatory contributions to the CPF with respect to him, as Mr. Yi is not a Singapore citizen or permanent resident.

NONQUALIFIED DEFERRED COMPENSATION IN 2019

Name (a)	Executive Contributions in Last FY[1] ($) (b)	Registrant Contributions in Last FY[2][3] ($) (c)	Aggregate Earnings in Last FY[4] ($) (d)	Aggregate Balance at Last FYE[3][5] ($) (f)
Bryan Hanson				
DCP	54,438	54,438	24,720	184,228
Suketu Upadhyay				
DCP	—	—	—	—
Ivan Tornos				
DCP	42,000	30,799	3,652	45,651
Sang Yi	—	—	—	—
Didier Deltort	—	—	—	—
Daniel Florin				
DCP	153,719	55,926	89,244	601,181

(1) Amounts shown in this column are reported in the 2019 Summary Compensation Table, as follows:

	Amount Reported as Salary for 2019 ($)	Amount Reported as Non-Equity Incentive Compensation for 2018 ($)
Bryan Hanson		
DCP	54,438	—
Suketu Upadhyay		
DCP	—	—
Ivan Tornos		
DCP	42,000	—
Sang Yi	—	—
Didier Deltort	—	—
Daniel Florin		
DCP	153,719	—

(2) The amounts shown in this column are reported in the 2019 Summary Compensation Table as part of All Other Compensation.

(3) Our matching contributions to the DCP for 2019 reported in column (c) were not credited to participants' accounts until 2020. Therefore, these matching contributions are not reflected in the aggregate balance at last fiscal year end in column (f).

(4) The amounts shown in this column are not reported as compensation in the 2019 Summary Compensation Table as they do not represent above-market or preferential earnings on deferred compensation.

(5) Of the amounts shown in this column (including any amounts that would be shown in this column absent a decrease in value), the following amounts are or were previously reported in the Summary Compensation Table:

	Aggregate Amount Reported in the Summary Compensation Table of this and prior Proxy Statements ($)
Bryan Hanson	
DCP	163,938
Suketu Updahyay	
DCP	—
Ivan Tornos	
DCP	42,000
Sang Yi	—
Didier Deltort	—
Daniel Florin	
DCP	501,442

Narrative Discussion

Deferred Compensation Plan ("DCP"). We adopted the DCP effective as of January 1, 2016 and froze all other nonqualified defined contributions plans for employees as of December 31, 2015. The DCP provides U.S.-based executives with the opportunity to defer each year, on a pre-tax basis, up to 50% of base salary and up to 95% of annual incentive awards. To be effective, a participant must have made the election by December 31 of the year preceding the year in which the compensation was earned. We will match 100% of a participant's contributions, up to a maximum of 6% of his aggregate base salary and annual incentive award, minus our matching contributions under the 401(k) plan. An executive must be employed on December 31 of the year the compensation was earned to be eligible to receive our matching contributions, unless termination of employment was due to the executive's death, disability or retirement, as defined in the DCP. Our matching contributions vest 25% per year of service.

The plan does not offer any above-market rates of return. Participants may select from various investment alternatives to serve as the measure of investment earnings on their accounts. Investment alternatives under this plan are slightly different than those offered under the 401(k) plan. During 2019, the investment alternatives included sixteen different mutual funds from a number of different fund families. Our contributions follow the investment direction of participant contributions. Participants may change the investment direction of their existing account balances at any time by contacting the plan administrator. During 2019, the rates of return of the various investment alternatives available under the plan ranged from 2.13% to 39.04%.

We do not hold contributions to the plan in a trust and, therefore, they may be subject to the claims of our creditors in the event of our bankruptcy or insolvency. When payments come due under the plan, we distribute cash from our general assets. The plan does not permit loans. During employment, the plan permits hardship distributions of vested amounts prior to the scheduled payment date only in the event of an unforeseeable emergency and only if the financial hardship resulting from the unforeseeable emergency cannot be relieved by other means, including cessation of deferrals under the DCP. If a participant receives a hardship distribution, the participant will be ineligible to defer compensation under the DCP for the remainder of that year and the following year.

At the time a participant makes an annual deferral election, he also chooses a withdrawal payment date and the form of payment he wishes to receive with respect to the payment of the vested amounts attributable to those deferrals. A participant may choose to commence payments on a specified date in the future or following separation from service. If a participant elects to commence payments on a specified date in the future, he may elect to receive his vested amounts in a lump sum or in substantially equal annual installments over two to five years. If a participant elects to commence payments following separation from service, he may elect to receive his vested amounts in a lump sum or in substantially equal annual installments over five to 15 years. In accordance with Section 409A of the Code, payments are delayed six months following a participant's separation from service.

If an executive is terminated for cause (as defined under the DCP, including willfully engaging in conduct that is demonstrably and materially injurious to us or our subsidiaries, monetarily or otherwise), or information is discovered after the executive's separation that would have allowed us to terminate him for cause, then the executive will forfeit any and all amounts in his company matching contribution account.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT

The table below reflects the estimated amount of compensation payable to each of the NEOs in the event of his termination of employment. The table shows the potential compensation payable to each NEO, as applicable, upon a termination in connection with a change in control, voluntary resignation, retirement, death, disability, company-initiated (with cause) termination and company-initiated (without cause) termination, assuming such termination was effective as of December 31, 2019. With respect to Mr. Florin, who retired from his role as CFO effective July 1, 2019 and continued to be employed (in a non-executive-officer capacity) as Executive Vice President through his retirement from the company on March 23, 2020, the table shows compensation paid in connection with his retirement on March 23, 2020. The table and footnotes exclude certain amounts payable pursuant to plans that do not discriminate in favor of executive officers and that are available generally to all salaried employees. The amounts shown are only estimates of the amounts that would be payable to the NEOs upon termination of employment and do not reflect tax

positions we may take or the accounting treatment of such payments. Actual amounts to be paid can only be determined at the time of separation.

Compensation Components	Change in Control($)	Voluntary Resignation($)	Retirement($)	Death($)	Disability($)	Company-Initiated (with Cause)($)	Company-Initiated (without Cause)($)
Bryan Hanson							
Severance – Salary[1]	3,301,200	—	—	—	—	—	2,200,800
Severance – Cash Incentive Award[2]	4,621,680	—	—	—	—	—	3,081,120
2019 Annual Cash Incentive Award[3]	1,500,046	—	—	1,614,050	1,614,050	—	—
Stock Options (accelerated)[4]	10,408,816	—	—	6,659,015	—	—	—
PRSUs and RSUs (accelerated)[5]	22,076,752	—	—	1,290,990	—	—	—
DCP[6]	184,228	157,437	157,437	157,437	157,437	130,646	157,437
Health and Welfare[7]	57,249	—	—	—	—	—	55,569
Disability[8]	—	—	—	—	9,647,466	—	—
Outplacement[9]	25,000	—	—	—	—	—	25,000
Suketu Upadhyay							
Severance – Salary[1]	1,350,000	—	—	—	—	—	675,000
Severance – Cash Incentive Award[2]	1,215,000	—	—	—	—	—	607,500
2019 Annual Cash Incentive Award[3]	303,750	—	—	326,835	326,835	—	—
Stock Options (accelerated)[4]	2,024,699	—	—	—	—	—	—
PRSUs and RSUs (accelerated)[5]	2,784,796	—	—	—	—	—	—
Health and Welfare[7]	48,823	—	—	—	—	—	23,991
Disability[8]	—	—	—	—	3,021,980	—	—
Outplacement[9]	25,000	—	—	—	—	—	25,000
Ivan Tornos							
Severance – Salary[1]	1,400,000	—	—	—	—	—	700,000
Severance – Cash Incentive Award[2]	1,260,000	—	—	—	—	—	630,000
2019 Annual Cash Incentive Award[3]	630,000	—	—	864,171	864,171	—	—
Stock Options (accelerated)[4]	1,821,378	—	—	782,210	—	—	—
PRSUs and RSUs (accelerated)[5]	2,797,519	—	—	1,588,704	—	—	—
DCP[6]	45,651	45,651	45,651	45,651	45,651	45,651	45,651
Health and Welfare[7]	57,249	—	—	—	—	—	27,785
Disability[8]	—	—	—	—	3,828,607	—	—
Outplacement[9]	25,000	—	—	—	—	—	25,000
Sang Yi							
Severance – Salary[1]	1,125,418	—	—	—	—	—	562,709
Severance – Cash Incentive Award[2]	900,334	—	—	—	—	—	450,167
2019 Annual Cash Incentive Award[3]	439,936	—	—	592,814	592,814	—	—
Stock Options (accelerated)[4]	2,529,753	—	—	1,852,043	—	—	—
PRSUs and RSUs (accelerated)[5]	3,045,539	—	—	1,005,401	—	—	—
Health and Welfare[7]	134,674	—	—	—	—	—	134,674
Outplacement[9]	25,000	—	—	—	—	—	25,000

Compensation Components	Termination Scenario						
	Change in Control($)	Voluntary Resignation($)	Retirement($)	Death($)	Disability($)	Company-Initiated (with Cause($)	Company-Initiated (without Cause)($)
Didier Deltort							
Severance – Salary[1]	1,106,678	—	—	—	—	—	553,339
Severance – Cash Incentive Award[2]	885,342	—	—	—	—	—	442,671
2019 Annual Cash Incentive Award[3]	430,263	—	—	673,361	673,361	—	—
Stock Options (accelerated)[4]	950,692	—	—	318,160	—	—	—
PRSUs and RSUs (accelerated)[5]	1,433,635	—	—	697,808	—	—	—
Swiss Pension Plans[10]							
SVE	73,702	73,702	115,155	73,702	73,702	73,702	73,702
JJS	267,726	267,726	418,262	267,726	267,726	267,726	267,726
Health and Welfare[7]	12,383	—	—	—	—	—	12,383
Outplacement[9]	25,000	—	—	—	—	—	25,000
Daniel Florin[11]							
Stock Options (accelerated)[4]	—	—	86,021	—	—	—	—
PRSUs and RSUs (accelerated)[5]	—	—	—	—	—	—	—
DCP[6]	—	—	677,616	—	—	—	—

(1) Amount shown in "Change in Control" column represents three times (for Mr. Hanson) or two times (for each of Messrs. Upadhyay, Tornos, Yi and Deltort) the NEO's base salary in effect as of December 31, 2019, which amount would have been payable in the event of a change in control of us and the NEO's termination of employment by us without cause or by the NEO with good reason pursuant to the change in control severance agreements we have with each of the NEOs who are currently our employees. See the narrative that follows this table for a description of the change in control severance agreements. Amount shown in "Company-Initiated (without Cause)" column represents two times (for Mr. Hanson) or one times (for each of Messrs. Upadhyay, Tornos, Yi and Deltort) the NEO's base salary in effect as of December 31, 2019, which amount would have been payable pursuant to the terms of our Executive Severance Plan in the event of the NEO's involuntary termination of employment without cause on December 31, 2019. See the narrative that follows this table for a description of the Executive Severance Plan.

(2) Amount shown in "Change in Control" column represents three times (for Mr. Hanson) or two times (for each of Messrs. Upadhyay, Tornos, Yi and Deltort) the NEO's target incentive award opportunity percentage under the 2019 annual cash incentive plan multiplied by the NEO's base salary as of December 31, 2019, which amount would have been payable in the event of a change in control of us and the NEO's termination of employment by us without cause or by the NEO with good reason pursuant to the change in control severance agreement we have with each of the NEOs who are currently our employees. Amount shown in "Company-Initiated (without Cause)" column represents two times (for Mr. Hanson) or one times (for each of Messrs. Upadhyay, Tornos, Yi and Deltort) the NEO's target incentive award opportunity percentage under the 2019 annual cash incentive plan multiplied by the NEO's base salary as of December 31, 2019, which severance would have been payable pursuant to the terms of our Executive Severance Plan in the event of his involuntary termination of employment without cause on December 31, 2019.

(3) For all NEOs other than Mr. Florin, amount represents the amount payable to the NEO under the annual cash incentive plan for 2019 assuming the NEO terminated employment effective December 31, 2019 as a result of the specified termination event. Amount in "Change in Control" column represents the NEO's target award under the EPIP for 2019 as reported in column (d) of the "Grants of Plan-Based Awards in 2019" table. Amount in "Death" and "Disability" columns represents actual amount earned for 2019, as reported in column (g) of the 2019 Summary Compensation Table.

(4) Amount represents the value of unvested stock options held by the NEO that would vest as a result of the specified termination event. For all NEOs other than Mr. Florin, value is calculated on the basis of the difference between the exercise price and $149.68, the closing price of our common stock on the New York Stock Exchange on December 31, 2019, multiplied by the number of shares of common stock underlying "in-the-money" options. For Mr. Florin, value is calculated on the basis of the difference between the exercise price and $111.26, the closing price of our common stock on the New York Stock Exchange on March 9, 2020, the latest practicable date prior to his retirement on March 23, 2020, multiplied by the number of shares of common stock underlying "in-the-money" options as to which vesting was accelerated upon his retirement.

(5) Amount represents the value of unvested PRSUs and RSUs, as applicable, held by the NEO that would vest as a result of the specified termination event. For all NEOs other than Mr. Florin, value is calculated by multiplying the number of unvested units that would vest by $149.68, the closing price of our common stock on the New York Stock Exchange on December 31, 2019. With respect to Mr. Florin, no unvested units vested upon his retirement; all units remain subject to the performance conditions set forth in the applicable award agreements.

(6) For all columns other than "Change in Control" and "Company Initiated (with Cause)", amount represents the NEO's vested account balance in the DCP as of December 31, 2019 (or, in the case of Mr. Florin, as of March 9, 2020, the latest practicable date prior to his retirement on March 23, 2020). Amount in "Change in Control" column represents the NEO's vested account balance in the DCP plus unvested employer contributions as of December 31, 2019. Amount in "Company Initiated (with Cause)" column represents the NEO's vested account balance in the DCP minus all employer contributions and earnings attributable thereto as of December 31, 2019. U.S.-based executives are generally eligible to participate in the DCP. See "NONQUALIFIED DEFERRED COMPENSATION IN 2019 – *Narrative Discussion – Deferred Compensation Plan ("DCP")*" for more information about this plan, including available forms of payment and material conditions applicable to receipt of payments.

(7)   Amount shown in "Change in Control" column represents the estimated cost of health and welfare benefits to be provided to the NEO in the event of a change in control and qualifying termination of employment under the change in control severance agreements we have with each of the NEOs who are currently our employees. With respect to Mr. Yi, the reported amount also includes the cost of continuing to provide an automobile allowance and health and welfare benefits for a period of 24 months. With respect to Mr. Deltort, the reported amount also includes estimated automobile-related expenses for the six month statutory notice period under Swiss law. Amount shown in the "Company-Initiated (without Cause)" column represents the then-current monthly COBRA premium based upon the group health insurance (medical and dental, but excluding vision) in effect the day before the assumed date of termination of employment of December 31, 2019, multiplied by 24 for Mr. Hanson and by 12 for the other NEOs, as provided for by the Executive Severance Plan.

(8)   U.S.-based executives are generally eligible to participate in our Long-Term Disability Income Plan for Highly Compensated Employees. The amount for each of Messrs. Hanson, Upadhyay and Tornos represents the present value of his benefit under the plan assuming he became disabled effective December 31, 2019. Under the plan as in effect as of that date, a participant would be entitled to a monthly benefit equal to 70% of his monthly base earnings (including salary, the average of the annual incentive earned for the year preceding the date of disability and the target annual bonus for the year in which the disability occurred, and sales commissions, as applicable) reduced by the benefits payable under our base long-term disability insurance plan, supplemental insurance policy and certain other sources of income (including social security disability benefits). Benefits would be payable until the earliest of the following: (1) the date the participant ceases to be totally disabled; (2) the date the participant accepts or refuses a job we offer to him at a salary at least equal to that which he was earning immediately prior to becoming disabled; or (3) the participant's 65th birthday (or a later date if benefits commenced under the plan after the participant reached age 63 ½). The present value was determined by discounting the expected benefit payments using an interest rate of 3.39% and a mortality table for disabled employees. The present value excludes benefits payable under our base long-term disability insurance plan, which does not discriminate in favor of executive officers and is available generally to all salaried employees. The present value does include the benefit payable under the insured, supplemental insurance policy because that benefit is paid for by us, but is not available to all salaried employees.

(9)   Amount represents the estimated cost of outplacement services to be provided to the NEO in the event of termination of employment as a result of the specified termination event.

(10) With respect to these Swiss pension plans, amounts shown in the "Retirement" column represent the present value of Mr. Deltort's accumulated benefit commencing at age 65. For all other termination scenarios, amounts shown represent the value of the cash balance account as of December 31, 2019. Reported amounts are based upon the portion of the accumulated benefit and cash balance account attributable to company contributions.

(11) With respect to Mr. Florin, the table shows compensation payable only upon his retirement from the company on March 23, 2020.

CHANGE IN CONTROL ARRANGEMENTS

We have entered into change in control severance agreements with the NEOs who are our current employees. Our agreement with Mr. Florin, who retired on March 23, 2020, terminated on his retirement date. The agreements provide the NEOs with certain severance benefits following a change in control of us and qualifying termination of their employment. The agreements are intended to encourage executives to remain employed with us during a time when their prospects for continued employment following a transaction may be uncertain (since many transactions result in significant organizational changes at the executive level). We choose to provide these agreements to promote a stable executive team and so that executives will remain focused on shareholders' and customers' interests during the transition process. To receive the severance benefits provided under the agreements, an executive must sign a general release of any claims against us.

We do not believe NEOs should receive severance benefits merely because a change in control transaction occurs. Therefore, our agreements have a "double trigger." This means that severance benefits are provided only upon the occurrence of both a change in control of us and either (1) an involuntary termination of employment without "cause" (as defined in the agreement) or (2) a voluntary termination of employment with "good reason" (as defined in the agreement). If both triggers occur, the NEO would be provided with severance benefits that would include a lump sum payment equal to three times (in the case of Mr. Hanson) or two times (in the case of the other NEOs) the sum of the NEO's base salary and target annual incentive award. In addition, the NEO would receive a payout of any unpaid incentive compensation allocated or awarded to the NEO for the completed calendar year preceding the date of termination and a pro rata portion to the date of termination of the aggregate value of all contingent incentive compensation awards to the NEO for the current calendar year. If prior to a change in control, the NEO's employment is terminated without cause at the direction of a person who has entered into an agreement with us, the consummation of which would constitute a change in control, or by the NEO for good reason, the NEO would be entitled to a lump-sum severance payment equal to three times (in the case of Mr. Hanson) or two times (in the case of the other NEOs) the sum of the NEO's base salary and the amount of the largest aggregate annual bonus paid to the NEO during the three years immediately prior to the year in which the termination occurred. In addition, the NEO would receive a payout of any unpaid incentive compensation allocated or awarded to the NEO for the completed

calendar year preceding the date of termination, provided that the performance conditions applicable to such incentive compensation are met, and an amount equal to a pro rata portion to the date of termination of the average annual award paid to the NEO under our incentive compensation plans during the three years immediately prior to the year in which the notice of termination was given.

Further, unless otherwise provided for under a written award agreement, (1) all outstanding stock options granted to the NEO would become immediately vested and exercisable, (2) all time-based restrictions on RSUs would immediately lapse, and (3) with respect to PRSUs, the number of units that would be earned would be the greater of (a) the target number, or (b) the number that would have been earned based on actual performance through the date of the change in control. Each U.S.-based NEO would receive a cash amount equal to the unvested portion, if any, of our matching contributions (and attributable earnings) credited to him under the 401(k) plan and the DCP, as well as a lump-sum payment equal to two times the annual value for life and health (including medical and dental) insurance benefits and any applicable perquisites prior to termination.

Given that none of the NEOs has an employment agreement with us, we have concluded that a constructive termination severance trigger is appropriate to prevent potential acquirers from causing the constructive termination of an NEO's employment to avoid paying any severance benefits at all. Without a constructive termination trigger, following a change in control, an acquirer could materially demote an NEO, materially reduce his or her salary and reduce or eliminate his or her annual bonus opportunity in order to encourage the NEO to resign voluntarily and thereby avoid paying severance. Thus, our agreements provide certain benefits for NEOs in the event of a voluntary termination for "good reason" (as defined in the agreements).

None of the change in control severance agreements with the NEOs includes any tax gross-up provisions.

EXECUTIVE SEVERANCE PLAN

The Zimmer Biomet Holdings, Inc. Executive Severance Plan is applicable to certain members of our executive leadership team, which includes all of the NEOs who are our current employees. Under the Executive Severance Plan, following a termination by the company of a participant's employment, unless his or her employment is terminated for misconduct or any of the other reasons specified in the Executive Severance Plan, a participant will be eligible to receive a lump-sum severance amount equal to two times (for the President and CEO) or one times (for the other NEO participants) the sum of (i) the participant's annualized base salary in effect when the termination occurs and (ii) the participant's target annual bonus amount in effect when the termination occurs. Participants eligible to receive severance benefits under the Executive Severance Plan and who are covered under COBRA will also be eligible to receive a lump-sum amount equal to the then-current monthly COBRA premium (for medical and dental insurance only) in effect the day prior to the separation date, multiplied by 24 for the President and CEO and by 12 for the other NEO participants. Eligible participants will also be offered outplacement services with a value not to exceed $25,000, or an equivalent cash benefit in the plan administrator's discretion.

In addition to the foregoing benefit amounts, effective January 1, 2019, if a participant's employment is terminated on or after January 1 but prior to the payment date for bonuses related to the previous calendar year under the annual cash incentive plan, and the participant was eligible to participate in the annual cash incentive plan immediately prior to the separation and is entitled to severance benefits under the Executive Severance Plan, the participant's severance benefit under the Executive Severance Plan will be increased by the value of the bonus the participant would have received under the annual cash incentive plan, if any, had the participant remained employed on the payment date.

In order to receive benefits under the Executive Severance Plan, a participant must sign a general release of claims and continue to be bound by the terms of his or her non-competition agreement with us. If a participant violates or breaches any term of the Executive Severance Plan or the general release or any restrictive covenant agreement with us, or if facts are later disclosed or discovered that could have supported the participant's termination for cause and would have rendered the participant ineligible to receive severance benefits under the Executive Severance Plan, then the participant will forfeit any and all rights to benefits under the Executive Severance Plan and, to the extent benefits have already been paid to the participant, must repay the full amount within 15 days of written notice from us.

NON-COMPETE ARRANGEMENTS

We have entered into Confidentiality, Non-Competition and Non-Solicitation Agreements with the NEOs.

Agreements with U.S.-Based NEOs. The agreements with U.S.-based NEOs provide that the NEO is restricted from competing with us for a period of two years, in the case of Mr. Hanson, or 18 months, in the case of the other U.S.-based NEOs, following termination of employment within a specified territory, which generally includes every country in which we have significant operations. With respect to U.S.-based NEOs other than Mr. Hanson, in the event of an NEO's involuntary separation from employment with us for a reason that renders the NEO eligible for severance benefits, then, to the extent the NEO is denied, solely because of the provisions of the non-competition agreement, a specific employment, consulting or other position that would otherwise be offered to the NEO by a competing organization, and provided the NEO satisfies all conditions of the non-competition agreement, then upon expiration of the NEO's severance benefit period, the company will make monthly payments to the NEO for each month the NEO remains unemployed through the end of the non-competition period. These monthly payments will equal the lesser of the NEO's monthly base pay at the time of his separation of employment from the company or the monthly compensation that would have been offered to the NEO from the competing organization.

Agreement with Mr. Yi. Our agreement with Mr. Yi is similar to our agreements with U.S.-based NEOs except that the specified territory in which he is restricted from competing with us is defined as Australia, China, Hong Kong, India, Japan, Korea, Malaysia, New Zealand, Singapore, Taiwan, Thailand and any other country where we have, at the relevant time, established a representative office or entity.

Agreement with Mr. Deltort. Our agreement with Mr. Deltort is similar to our agreements with U.S.-based NEOs except that the specified territory in which he is restricted from competing with us is defined as Switzerland, the European Community member states, the European Free Trade Association member states and any other country for which he possesses knowledge of confidential company information.

2019 CEO PAY RATIO

As required by Item 402(u) of Regulation S-K of the Exchange Act, we are providing the following information about the relationship of the annual total compensation of our CEO and the annual total compensation of our employees for 2019.

Total Compensation Amounts and Ratio for 2019

For 2019, the ratio of the annual total compensation of Mr. Hanson, our CEO, to the median of the annual total compensation of all employees is 160 to 1. This ratio is based on the following:

- the annual total compensation of Mr. Hanson for 2019 as reported in column (j) of the 2019 Summary Compensation Table was $11,176,720; and
- the annual total compensation of the median employee for 2019 was $69,683.

This pay ratio is a reasonable good faith estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay ratios within our industry will also differ and may not be comparable depending on the size, scope, global breadth and structure of the company.

Median Employee Identification and Compensation Calculation

Under the pay ratio rule, a company is required to identify its median employee only once every three years so long as during the last completed fiscal year there has been no change in its employee population or employee compensation arrangements that it reasonably believes would result in a significant change to its pay ratio disclosure. During 2018, we did not experience any changes in our employee population or employee compensation arrangements that we reasonably believed would result in a significant change to our pay ratio disclosure, and therefore we used the median employee identified in 2017 for purposes of the 2018 pay ratio calculation. Further, because we did not experience any changes in our employee population or employee compensation arrangements during 2019 that we reasonably believe would result in a significant change to our pay ratio disclosure, we believe it is reasonable to continue to use the median employee identified in 2017 for purposes of calculating the pay ratio disclosure for 2019 that is required in this proxy statement.

In 2017, we identified our median employee using our global employee population as of December 7, 2017 (excluding Mr. Florin, who was serving as our Interim CEO on that date, and excluding 925 employees in 11 countries, constituting less than five percent (5%) of our non-U.S. employees on that date, as permitted by the *de minimis* exemption under the pay ratio rule) by utilizing target total cash compensation as our consistently applied compensation measure. Target total cash compensation included base salary (for salaried employees), base hourly compensation and overtime pay (for hourly employees), sales commissions (as applicable), and target annual cash incentive compensation (annual bonus) for the year ended December 31, 2017. We identified the employees whose target total cash compensation was within a one percent (1%) range (plus or minus one-half of one percent (0.5%) of that median value) (the "Median Group"). We then identified the median employee from the Median Group as an employee whose annual total compensation included elements that we reasonably believed reflected our compensation practices for a representative employee.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2019 about our equity compensation plans under which shares of our common stock have been authorized for issuance.

	A	B	C
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights** **(#)**	**Weighted-average exercise price of outstanding options, warrants and rights** **($)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))** **(#)**
Equity compensation plans approved by security holders[1]	8,671,709[2]	107.53[3]	9,357,149[4][5][6][7]
Equity compensation plans not approved by security holders[8]	62,079[9]	N/A[10]	410,649
Total	8,733,788	107.53	9,767,798

(1) Consists of the 2009 Plan, the Stock Plan for Non-Employee Directors, the Restated Deferred Compensation Plan for Non-Employee Directors and the Employee Stock Purchase Plan.

(2) Represents shares which may be issued pursuant to the following outstanding awards: (a) 57,955 DSUs issued pursuant to the terms of the Restated Deferred Compensation Plan for Non-Employee Directors, as described in footnote (6) below; (b) 1,328,986 RSUs issued pursuant to the terms of the 2009 Plan and the Stock Plan for Non-Employee Directors (assuming that outstanding PRSUs are earned at the maximum award level); and (c) 7,284,768 shares subject to stock options issued pursuant to the terms of the 2009 Plan and the Stock Plan for Non-Employee Directors.

(3) Represents the weighted average exercise price of outstanding options. Does not take into consideration outstanding DSUs or RSUs, which, once vested, may be converted into shares of our common stock on a one-for-one basis upon distribution at no additional cost.

(4) Assumes that outstanding PRSUs are earned at the maximum award level. After shareholder approval of the 2009 Plan on May 4, 2009, an aggregate of 6,682,573 shares remaining available under two prior plans (the "2006 Plan" and the "TeamShare Plan"), were merged into the 2009 Plan, which provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, RSUs, performance units and performance shares. The maximum number of shares of our common stock that may be issued pursuant to awards

under the 2009 Plan is equal to the sum of (a) 11,682,573 shares, plus (b) 3,700,000 shares approved by shareholders on May 7, 2013, plus (c) 10,000,000 shares approved by shareholders on May 3, 2016, plus (d) the aggregate number of shares underlying outstanding awards under the 2006 Plan and the TeamShare Plan as of May 4, 2009 that later terminate or expire or are cancelled or forfeited during the term of the 2009 Plan without having been exercised or fully vested; provided, however, that each award of restricted stock, RSUs, performance units and performance shares under the 2009 Plan reduces the number of shares available for grant by two and thirty-seven hundredths (2.37) shares for every one share or unit granted. Between May 4, 2009 and December 31, 2019, an aggregate of 3,688,661 shares underlying outstanding awards under the 2006 Plan and the TeamShare Plan terminated or were cancelled or forfeited without having been exercised or fully vested and became available for issuance under the 2009 Plan.

(5) The Stock Plan for Non-Employee Directors provides for the grant of stock options, restricted stock and RSUs. A maximum of 800,000 shares may be issued pursuant to awards under the plan. As of December 31, 2019, 439,136 shares remained available for future issuance. Of the 800,000 total shares that may be issued, not more than 400,000 shares may be issued pursuant to awards of restricted stock and RSUs. As of December 31, 2019, 146,018 full value awards had been granted and not cancelled under the Stock Plan for Non-Employee Directors, leaving a maximum of 253,982 full value awards that could still be granted under the plan.

(6) The Restated Deferred Compensation Plan for Non-Employee Directors provides for the deferral of certain compensation payable to our non-employee directors in the form of DSUs. When amounts are deferred, a director's deferred compensation account is credited with that number of DSUs equal to the deferral amount divided by the fair market value of a share of our common stock. Such DSUs are payable in shares of our common stock after cessation of the individual's service as a director. A maximum of 200,000 shares may be issued under the plan. As of December 31, 2019, 103,257 shares remained available for future issuance.

(7) Includes 1,490,993 shares available for purchase under the Employee Stock Purchase Plan.

(8) Consists of the Independent Sales Representatives Deferred Annual Final Compensation and Equity Incentive Plan (the "Sales Representative Plan"), which is described below.

(9) Represents deferred stock units awarded under the Sales Representative Plan as of December 31, 2019.

(10) Deferred stock units are converted into shares of our common stock on a one-for-one basis upon distribution at no additional cost, but were acquired as described below.

The Sales Representative Plan is an unfunded, deferred compensation plan for our independent distributors. A participant may allocate each year's contribution to his or her account in 10% increments between deferred stock units and a non-interest bearing deferred compensation account. For plan years prior to 2008, participants could also allocate contributions to stock option units. Neither stock option units nor deferred stock units have any dividend or voting rights. A participant's stock option units will be converted into deferred stock units upon the earlier of (1) the ten-year anniversary of the date of grant of the applicable stock option unit, or (2) the date of the termination of the participant's distributor agreement. Deferred stock units will be converted into shares of common stock on a one-to-one basis upon distribution from the plan. Prior to 2009, participants could have elected to receive distributions of their interest in the plan in annual installments over a period of three to ten years. For amounts deferred after 2008, distributions of participants' interests in the plan will generally be made in three annual installments. The maximum number of shares that may be issued over the life of the plan is 750,000.

OWNERSHIP OF OUR STOCK

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 9, 2020 by each non-employee director, each of the executives named in the 2019 Summary Compensation Table and all current directors and executive officers as a group.

Beneficial Owner	Common Stock Beneficially Owned[1]			
	Total Shares Owned[2]	Shares Acquirable in 60 Days[3]	Deferred Share Units[3]	Percent of Class[4]
(a)	(b)	(c)	(d)	(e)
Non-Employee Directors				
Christopher B. Begley	12,959	5,075	5,344	*
Betsy J. Bernard	25,294	12,733	8,311	*
Gail K. Boudreaux	12,506	5,075	5,337	*
Michael J. Farrell	8,412	2,308	4,104	*
Larry C. Glasscock	38,032	15,179	11,993	*
Robert A. Hagemann	24,476	14,111	8,365	*
Arthur J. Higgins	25,511	14,551	8,560	*
Maria Teresa Hilado	2,736	—	1,086	*
Syed Jafry	3,009	—	1,084	*
Michael W. Michelson	6,984	1,128	3,771	*
Named Executive Officers				
Bryan Hanson	273,055	225,955	—	*
Suketu Upadhyay	—	—	—	*
Ivan Tornos	27,292	18,034	—	*
Sang Yi	129,000	125,702	—	*
Didier Deltort	12,822	10,072	—	*
Daniel Florin	289,437	270,096	—	*
All current directors and executive officers as a group (17 persons)[5]	917,724	726,493	57,955	*

*   Less than 1.0%

(1) Unless otherwise noted, shares are owned directly or indirectly with sole voting and dispositive power. None of the shares owned by our current directors and executive officers have been pledged as security.

(2) Includes shares owned directly and indirectly, shares acquirable within 60 days after March 9, 2020 (column (c)) and deferred share units (column (d)).

(3) A beneficial owner of stock is a person who has sole or shared voting power, meaning the power to control voting decisions, or sole or shared investment power, meaning the power to cause the disposition of the stock. A person is also considered the beneficial owner of shares as to which the person has the right to acquire beneficial ownership (within the meaning of the preceding sentence) within 60 days. For this reason, column (c) includes exercisable stock options, stock options that become exercisable within 60 days after March 9, 2020, shares underlying RSUs that will settle within 60 days after March 9, 2020 and vested RSUs held by directors that would be settled in shares of our common stock within 60 days at the discretion of the director (e.g., upon retirement). Similarly, column (d) includes deferred share units held by directors that would be settled in shares of our common stock within 60 days at the discretion of the director. The table does not include stock options or RSUs held by executive officers that vest more than 60 days after March 9, 2020. It also does not include vested RSUs held by directors that are subject to mandatory deferral of settlement until May 2020 or later.

(4) Based on 206,681,600 shares outstanding as of March 9, 2020, plus shares acquirable within 60 days of March 9, 2020 as described in footnote (3) above.

(5) Excludes shares owned by Mr. Florin.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information concerning each person (including any group) known to us to beneficially own more than 5% of our common stock as of March 9, 2020. Unless otherwise noted, shares are owned directly or indirectly with sole voting and investment power.

Name and Address of Beneficial Owner	Total Number of Shares Owned	Percent of Class[1]
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	16,221,688	7.85%
The Vanguard Group[3] 100 Vanguard Boulevard Malvern, PA 19355	15,956,796	7.72%
Massachusetts Financial Services Company[4] 111 Huntington Avenue Boston, MA 02199	10,733,176	5.19%

(1) Based on 206,681,600 shares outstanding as of March 9, 2020.

(2) Except for information pertaining to the percent of shares of common stock held, which is computed based on shares of common stock outstanding as of March 9, 2020, based solely on information provided by BlackRock, Inc. in a Schedule 13G/A filed with the SEC on February 6, 2020. BlackRock, Inc. possesses sole power to vote or to direct the vote of 14,516,713 shares and sole power to dispose or to direct the disposition of 16,221,688 shares.

(3) Except for information pertaining to the percent of shares of common stock held, which is computed based on shares of common stock outstanding as of March 9, 2020, based solely on information provided by The Vanguard Group in a Schedule 13G/A filed with the SEC on February 12, 2020. The Vanguard Group possesses sole power to vote or to direct the vote of 304,566 shares, shared power to vote or to direct the vote of 59,359 shares, sole power to dispose or to direct the disposition of 15,617,062 shares and shared power to dispose or to direct the disposition of 339,734 shares.

(4) Except for information pertaining to the percent of shares of common stock held, which is computed based on shares of common stock outstanding as of March 9, 2020, based solely on information provided by Massachusetts Financial Services Company ("MFS") in a Schedule 13G/A filed with the SEC on February 14, 2020. MFS possesses sole power to vote or to direct the vote of 9,306,632 shares and sole power to dispose or to direct the disposition of 10,733,176 shares.

ADDITIONAL INFORMATION

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

1. Why am I receiving these materials?
We have made this proxy statement available to you on the Internet or, upon your request, have delivered a printed version of this proxy statement to you by mail, in connection with the solicitation of proxies by our Board of Directors for use at our 2020 annual meeting of shareholders to be held on Friday, May 8, 2020 at 8:00 a.m. Eastern Time, and at any postponement(s) or adjournment(s) thereof. You are receiving this proxy statement because you owned shares of Zimmer Biomet common stock at the close of business on March 9, 2020, and that entitles you to vote at the meeting. By use of a proxy, you can vote whether or not you attend the meeting. This proxy statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

2. What am I voting on?
There are three proposals scheduled to be voted on at the annual meeting:

- Election of directors (Proposal 1);
- Ratification of the appointment of PwC as our independent registered public accounting firm for 2020 (Proposal 2); and
- Advisory Say on Pay proposal (Proposal 3).

3. How does the Board recommend that I vote?
The Board recommends that you vote your shares:

- "**FOR**" the election of each of the nominees to the Board (Proposal 1);
- "**FOR**" ratification of the appointment of PwC as our independent registered public accounting firm for 2020 (Proposal 2); and
- "**FOR**" the Say on Pay proposal (Proposal 3).

4. How many votes do I have?
You will have one vote for every share of Zimmer Biomet common stock that you owned at the close of business on March 9, 2020.

5. How many shares are entitled to vote?
There were 206,681,600 shares of Zimmer Biomet common stock outstanding as of March 9, 2020 and entitled to vote. Each share is entitled to one vote.

6. What is the quorum requirement for the annual meeting?
The holders of a majority of the outstanding shares entitled to vote at the meeting must be present or represented by proxy at the meeting for the transaction of business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against or abstained, if you are present and vote in person at the meeting or have voted on the Internet, by telephone or by properly submitting a proxy card or vote instruction form by mail. If a quorum is not present, the meeting will be adjourned until a quorum is obtained.

7. What is the voting requirement to approve each of the proposals?

The voting requirement for each of the proposals is as follows:

- *Election of directors.* Nominees for director must receive a majority of the votes cast in person or by proxy on the election of directors in order to be elected as a director. This means that the number of shares voted "for" a nominee must exceed the number of votes "against" that nominee.
- *Ratification of the appointment of PwC.* The affirmative vote of a majority of the shares present in person or by proxy is required to ratify the appointment of PwC as our independent registered public accounting firm.
- *Say on Pay.* The affirmative vote of a majority of the shares present in person or by proxy is required to approve the non-binding proposal concerning the compensation of our NEOs as disclosed in this proxy statement.

8. What if I vote "abstain"?

A vote to "abstain" on the election of directors (Proposal 1) will have no effect on the outcome of this proposal. A vote to "abstain" on the ratification of the appointment of PwC (Proposal 2) and the advisory Say on Pay proposal (Proposal 3) will have the effect of a vote against those proposals.

9. Why did I receive a notice in the mail instead of a full set of proxy materials?

As allowed by SEC rules, we have elected to provide access to our proxy materials via the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials ("Notice") to our shareholders. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. The Notice provides instructions on how to access the proxy materials over the Internet or to request a printed copy. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. We encourage you to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of our annual meetings.

10. What is the difference between a shareholder of record and a beneficial owner?

The difference is as follows:

- *Shareholder of Record.* If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are considered the shareholder of record with respect to those shares, and the Notice was sent directly to you. If you request printed copies of the proxy materials by mail, you will receive a proxy card.
- *Beneficial Owner.* If your shares are held in an account at a brokerage firm, bank, broker dealer, or other nominee, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to instruct the record holder on how to vote the shares held in your account. Those instructions are contained in a "vote instruction form." If you request printed copies of the proxy materials by mail, you will receive a vote instruction form.

11. If I am a shareholder of record, how do I vote?

There are four ways to vote:

- *In person.* You may vote in person at the annual meeting. We will give you a ballot when you arrive.
- *Via the Internet.* You may vote by proxy via the Internet by following the instructions provided in the Notice or the proxy card.
- *By Telephone.* If you request printed copies of the proxy materials by mail, you may vote by proxy by calling the toll free number found on the proxy card.
- *By Mail.* If you request printed copies of the proxy materials by mail, you may vote by proxy by filling out the proxy card and returning it in the envelope provided.

12. If I am a beneficial owner, how do I vote?

There are four ways to vote:

- *In person.* If you wish to vote in person at the annual meeting, you must obtain a legal proxy from the record holder of your shares. Please contact that organization for instructions regarding obtaining a legal proxy.
- *Via the Internet.* You may vote by proxy via the Internet by following the instructions provided in the Notice or vote instruction form.
- *By Telephone.* If you request printed copies of the proxy materials by mail, you may vote by proxy by calling the toll free number found on the vote instruction form.
- *By Mail.* If you request printed copies of the proxy materials by mail, you may vote by proxy by filling out the vote instruction form and sending it back in the envelope provided.

13. Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed, except:

- as necessary to meet applicable legal requirements;
- to allow for the tabulation and certification of votes; and
- to facilitate a successful proxy solicitation.

Occasionally, shareholders provide written comments on their proxy cards, which may be forwarded to management and the Board.

14. Can I change my vote?

Yes. At any time before your proxy is voted, you may change your vote by:

- revoking it by written notice to our Corporate Secretary at Zimmer Biomet Holdings, Inc., 345 East Main Street, Warsaw, Indiana 46580;
- delivering a later-dated proxy (including a telephone or Internet vote); or
- voting in person at the meeting.

15. How are proxies voted?

All shares represented by valid proxies received prior to the annual meeting will be voted and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder's instructions.

16. What happens if a nominee for director declines the nomination or is unable to serve?

If that happens, the persons named as proxies may vote for a substitute nominee designated by the Board to fill the vacancy, or, if no substitute has been nominated, for the remaining nominees, leaving a vacancy, or the Board may reduce its size. The Board has no reason to believe that any of the nominees will be unable or decline to serve if elected.

17. What happens if I do not give specific voting instructions?

It depends on how your shares are held:

- *Shareholders of Record.* In the following situations, the proxy holders will vote your shares in the manner recommended by the Board on proposals presented in this proxy statement and as the proxy holders may determine in their judgment and discretion with respect to any other matters properly presented for a vote at the annual meeting:
  - if, when voting online at www.ProxyVote.com or via mobile.proxyvote.com, you select the "Submit" button without voting on each item individually;
  - if, when voting via the telephone, you elect not to vote on matters individually; and
  - if you sign and return a proxy card without giving specific voting instructions.
- *Beneficial Owners.* If you do not provide the record holder of your shares with specific voting instructions, your record holder may vote on the ratification of the appointment of PwC as our independent registered public accounting firm for 2020 (Proposal 2). However, your record holder cannot vote your shares without specific

instructions on the other matters – the election of directors (Proposal 1) and the Say on Pay proposal (Proposal 3). If your record holder does not receive instructions from you on how to vote your shares on Proposals 1 or 3, your record holder will inform the inspector of election that it does not have the authority to vote on those proposals with respect to your shares.

This is generally referred to as a "broker non-vote." Broker non-votes will be counted as present for purposes of determining whether enough votes are present to hold the annual meeting, but they will not be counted in determining the outcome of the vote.

18. Who will serve as the inspector of election?
A representative from Broadridge Financial Solutions will serve as the independent inspector of election.

19. How can I find out the results of the annual meeting?
Preliminary voting results will be announced at the meeting. The final voting results will be tallied by the inspector of election and published in our Current Report on Form 8-K, which we are required to file with the SEC within four business days following the annual meeting.

20. Who is paying for the cost of this proxy solicitation?
We are paying the costs of the solicitation of proxies. We have retained Alliance Advisors LLC to assist in soliciting proxies for a fee of $18,000 plus out-of-pocket expenses. We must also pay brokerage firms and other persons representing beneficial owners of shares held in street name certain fees associated with:

- forwarding the Notice to beneficial owners;
- forwarding printed proxy materials by mail to beneficial owners who specifically request them; and
- obtaining beneficial owners' voting instructions.

In addition to soliciting proxies by mail, certain of our directors, officers and employees, without additional compensation, may solicit proxies personally or by telephone, facsimile or email on our behalf.

21. Are there any requirements for attending the annual meeting?
Attendance at the annual meeting is limited to shareholders. Registration will begin at 7:30 a.m. Eastern Time on the date of the meeting, and each shareholder may be asked to present valid picture identification such as a driver's license or a passport and proof of stock ownership as of March 9, 2020. The use of cell phones, smartphones, pagers, recording and photographic equipment and/or computers is not permitted in the meeting room.

22. Is there a list of shareholders entitled to vote at the annual meeting?
A list of shareholders entitled to vote will be available at the meeting and for ten days prior to the meeting, between the hours of 8:00 a.m. and 5:00 p.m. Eastern Time, at our offices at 345 East Main Street, Warsaw, Indiana. If you would like to view the shareholder list, please contact our Corporate Secretary to schedule an appointment.

23. What is "householding"?
"Householding" is a procedure under which we are delivering a single copy of this proxy statement and our 2019 Annual Report to multiple shareholders who share the same address unless we have received contrary instructions from one or more of the shareholders. This procedure reduces our printing and mailing costs. Upon request, we will deliver promptly a separate copy of this proxy statement and our 2019 Annual Report to any shareholder at a shared address to which we delivered a single copy of these documents. To receive a separate copy of this proxy statement or the 2019 Annual Report, or to notify us that you wish to receive separate copies in the future, or a single copy if you are currently receiving multiple copies, please contact our Corporate Secretary at Zimmer Biomet Holdings, Inc., 345 East Main Street, Warsaw, Indiana 46580 or by telephone at (574) 267-6131. Shareholders who hold shares in "street name" may contact their brokerage firm, bank, broker dealer or other similar organization to request information about householding.

24. What is the deadline to propose actions for consideration or to nominate individuals to serve as directors at the 2021 annual meeting of shareholders?

It depends on whether the information is to be included in our proxy materials:

- *Requirements for Shareholder Proposals to Be Considered for Inclusion in our Proxy Materials.*
    - Shareholder proposals to be considered for inclusion in our proxy statement and form of proxy relating to the 2021 annual meeting of shareholders must be delivered to our Corporate Secretary no later than November 25, 2020.
    - In addition, all proposals will need to comply with Rule 14a-8 of the Exchange Act, which lists the requirements for the inclusion of shareholder proposals in company-sponsored proxy materials.
- *Requirements for Director Nominees to Be Considered for Inclusion in our Proxy Materials ("Proxy Access").*
    - Pursuant and subject to the proxy access provisions in our Restated By-Laws, a shareholder or group of up to 20 shareholders, owning 3% or more of our outstanding common stock continuously for at least 3 years may nominate and include in our proxy materials director nominees constituting up to the greater of two directors or 20% of the number of directors then in office. Shareholder requests to include director nominees in our proxy statement and form of proxy relating to the 2021 annual meeting of shareholders must be delivered to our Corporate Secretary not earlier than October 26, 2020 and not later than the close of business on November 25, 2020.
    - In addition, the notice must set forth the information required by our Restated By-Laws with respect to each director nomination that a shareholder requests for inclusion in our proxy materials.
- *Notice Requirements for Other Director Nominees or Shareholder Proposals to Be Brought Before the 2021 Annual Meeting of Shareholders.*
    - Notice of any director nomination or other proposal that a shareholder intends to present at the 2021 annual meeting of shareholders, but does not intend to have included in our proxy statement and form of proxy relating to the 2021 annual meeting of shareholders, must be delivered to our Corporate Secretary not earlier than the close of business on January 8, 2021 and not later than the close of business on February 7, 2021.
    - In addition, the notice must set forth the information required by our Restated By-Laws with respect to each director nomination or other proposal.
- *General Information about Shareholder Proposals and Nominations.*
    - A copy of our Restated By-Laws may be obtained by contacting our Corporate Secretary.
    - The mailing address of our Corporate Secretary is 345 East Main Street, Warsaw, Indiana 46580.

OTHER MATTERS

We do not know of any other matters that will be considered at the annual meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in their judgment and discretion.

ANNUAL REPORT AND FORM 10-K

Our 2019 Annual Report, containing our 2019 Form 10-K, which includes our consolidated financial statements for the year ended December 31, 2019, accompanies this proxy statement but is not a part of our soliciting materials.

INCORPORATION BY REFERENCE

The statements in this proxy statement under the captions "AUDIT COMMITTEE MATTERS – AUDIT COMMITTEE REPORT" and "EXECUTIVE COMPENSATION – COMPENSATION COMMITTEE REPORT" do not constitute soliciting material and should not be deemed filed with the SEC or incorporated by reference into any other filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate them by reference into such filing.

The information on our website, www.zimmerbiomet.com, is not, and should not be deemed to be, a part of this proxy statement, or incorporated into any other filings we make with the SEC.

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Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures Used as Performance Metrics under our Annual and Long-Term Incentive Plans

Presented below are reconciliations of non-GAAP financial measures discussed in the Compensation Discussion and Analysis section of this proxy statement to the most directly comparable financial measures prepared in accordance with GAAP. These non-GAAP financial measures may not be comparable to similar measures reported by other companies and should be considered in addition to, and not as a substitute for, or superior to, other measures prepared in accordance with GAAP.

The following is a reconciliation of reported net sales (referred to as revenue in this proxy statement) growth for 2019 prepared in accordance with GAAP to net sales (revenue) growth on a constant currency basis as used in the PRSU component of our LTI Plan.

**RECONCILIATION OF REPORTED NET SALES (REVENUE) % GROWTH TO
CONSTANT CURRENCY NET SALES (REVENUE) % GROWTH
(unaudited)**

	For the Year Ended December 31, 2019		
	% Change	Foreign Exchange Impact	Constant Currency % Change
Consolidated Net Sales Growth	0.6%	(1.6)%	2.2%

The following is a reconciliation of reported net sales (revenue) for 2019 prepared in accordance with GAAP to net sales (revenue) on a constant currency basis (i.e., adjusted to eliminate the effect on revenue of foreign currency rate fluctuations relative to budget) as used in our annual cash incentive plan for 2019.

**RECONCILIATION OF REPORTED NET SALES (REVENUE) TO
CONSTANT CURRENCY NET SALES (REVENUE)
(in millions, unaudited)**

	For the Year Ended December 31, 2019		
	As Reported	Foreign Exchange Impact	As Adjusted
Consolidated Net Sales	$7,982	$(21)	$8,003

The following is a reconciliation of net cash provided by operating activities prepared in accordance with GAAP to free cash flow as used in our annual cash incentive plan for 2019.

**RECONCILIATION OF NET CASH PROVIDED BY OPERATING
ACTIVITIES TO FREE CASH FLOW
(in millions, unaudited)**

	Year Ended December 31, 2019
Net cash provided by operating activities	$1,585.8
Additions to instruments	(315.9)
Additions to other property, plant and equipment	(207.1)
Free cash flow	$1,062.8

The following is a reconciliation of operating profit prepared in accordance with GAAP to adjusted operating profit as used in our annual cash incentive plan for 2019.

RECONCILIATION OF OPERATING PROFIT TO ADJUSTED OPERATING PROFIT
(in millions, unaudited)

	Year Ended December 31, 2019
Operating profit	$1,137.5
Inventory and manufacturing-related charges[1]	53.9
Intangible asset amortization[2]	584.3
Goodwill and intangible asset impairment[3]	70.1
Quality remediation[4]	87.6
Restructuring and other cost reduction initiatives[5]	50.0
Acquisition, integration and related[6]	12.2
Litigation[7]	65.0
Litigation settlement gain[8]	(23.5)
European Union Medical Device Regulation ("EU MDR")[9]	30.9
Other charges[10]	120.5
Adjusted operating profit	$2,188.5

[1] - [10] See the footnotes following the next table.

The following is a reconciliation of diluted EPS prepared in accordance with GAAP to adjusted diluted EPS as used in our annual cash incentive plan for 2019.

RECONCILIATION OF REPORTED DILUTED EPS TO ADJUSTED DILUTED EPS
(unaudited)

	Year Ended December 31, 2019
Diluted Earnings per share	$ 5.47
Inventory step-up and other inventory and manufacturing-related charges[1]	0.26
Intangible asset amortization[2]	2.83
Goodwill and intangible asset impairment[3]	0.34
Quality remediation[4]	0.42
Restructuring and other cost reduction initiatives[5]	0.24
Acquisition, integration and related[6]	0.06
Litigation[7]	0.31
Litigation settlement gain[8]	(0.11)
European Union Medical Device Regulation[9]	0.15
Other charges[10]	0.58
Taxes on above items[11]	(1.09)
Switzerland tax reform[12]	(1.52)
Other certain tax adjustments[13]	(0.07)
Adjusted Diluted EPS	$ 7.87

(1) Inventory step-up and other inventory and manufacturing-related charges relate to inventory step-up expense, excess and obsolete inventory charges on certain product lines we intend to discontinue and other inventory and manufacturing-related charges. The year ended December 31, 2019 included a $20.8 million charge incurred to terminate a raw material supply agreement. Inventory step-up expense represents the incremental expense of inventory sold recognized at its fair value after business combination accounting is applied versus the expense that would have been recognized if sold at its cost to manufacture. Since only the inventory that existed at the business combination date was stepped-up to fair value, we believe excluding the incremental expense provides investors useful information as to what our costs may have been if we had not been required to increase the inventory's book value to fair value. The excess and obsolete inventory charges on certain product lines are driven by acquisitions where there are competing product lines and we have plans to discontinue one of the competing product lines.

(2) We exclude intangible asset amortization from our non-GAAP financial measures because we internally assess our performance against our peers without this amortization. Due to various levels of acquisitions among our peers, intangible asset amortization can vary significantly from company to company.

(3) In 2019, we recognized $70.1 of intangible asset impairments from merger-related in-process research and development intangible assets.

(4) We are addressing inspectional observations on Form 483 and a Warning Letter issued by the U.S. Food and Drug Administration ("FDA") following its previous inspections of our Warsaw North Campus facility, among other matters. This quality remediation has required us to devote significant financial resources and is for a discrete period of time. The majority of the expenses are related to consultants who are helping us to update previous documents and redesign certain processes.

(5) In December 2019, our Board of Directors approved, and we initiated, a new global restructuring program with an overall objective of reducing costs to allow us to invest in higher priority growth opportunities. In 2019, the expenses were primarily related to severance and our supply chain optimization initiative.

(6) The acquisition, integration and related gains and expenses we have excluded from our non-GAAP financial measures resulted from various acquisitions. The acquisition, integration and related gains and expenses include the following types of gains and expenses:

- Consulting and professional fees related to third-party integration consulting performed in a variety of areas, such as tax, compliance, logistics and human resources, and legal fees related to the consummation of mergers and acquisitions.

- Employee termination benefits related to terminating employees with overlapping responsibilities in various areas of our business.

- Dedicated project personnel expenses which include the salary, benefits, travel expenses and other costs directly associated with employees who are 100 percent dedicated to our integration of acquired businesses and employees who have been notified of termination, but are continuing to work on transferring their responsibilities.

- Contract termination expenses related to terminated contracts, primarily with sales agents and distribution agreements.

- Other various expenses to relocate facilities, integrate information technology, losses incurred on assets resulting from the applicable acquisition, and other various expenses.

(7) We are involved in routine patent litigation, product liability litigation, commercial litigation and other various litigation matters. We review litigation matters from both a qualitative and quantitative perspective to determine if excluding the losses or gains will provide our investors with useful incremental information. Litigation matters can vary in their characteristics, frequency and significance to our operating results. The litigation charges and gains excluded from our non-GAAP financial measures in the periods presented relate to product liability matters where we have received numerous claims on specific products, patent litigation and commercial litigation related to a common matter in multiple jurisdictions. In regards to the product liability matters, due to the complexities involved and claims filed in multiple districts, the expenses associated with these matters are significant to our operating results. Once the litigation matter has been excluded from our non-GAAP financial measures in a particular period, any additional expenses or gains from changes in estimates are also excluded, even if they are not significant, to ensure consistency in our non-GAAP financial measures from period-to-period.

(8) In the first quarter of 2019, we settled a patent infringement lawsuit out of court, and the other party agreed to pay us an upfront, lump-sum amount for a non-exclusive license to the patent.

(9) The EU MDR imposes significant additional premarket and postmarket requirements. The new regulations provide a transition period until May 2020 for currently-approved medical devices to meet the additional requirements. For certain devices, this transition period can be extended until May 2024. We are excluding from our non-GAAP financial measures the incremental costs incurred to establish initial compliance with the regulations related to our currently-approved medical devices. The incremental costs primarily include third-party consulting necessary to supplement our internal resources.

(10) We have incurred other various expenses from specific events or projects that we consider highly variable or that have a significant impact to our operating results that we have excluded from our non-GAAP measures. These include costs related to legal entity, distribution and manufacturing optimization, including contract terminations, as well as our costs of complying with our Deferred Prosecution Agreement ("DPA") with the U.S. government related to certain Foreign Corrupt Practices Act matters involving Biomet and certain of its subsidiaries. Under the DPA, which has a three-year term, we are subject to oversight by an independent compliance monitor, which monitorship commenced in August 2017. The excluded costs include the fees paid to the independent compliance monitor and to external legal counsel assisting in the matter.

(11) Represents the tax effects on the previously specified items. The tax effect for the U.S. jurisdiction is calculated based on an effective rate considering federal and state taxes, as well as permanent items. For jurisdictions outside the U.S., the tax effect is calculated based upon the statutory rates where the items were incurred.

(12) We recognized a tax benefit related to Switzerland's Federal Act on Tax Reform and AHV Financing in addition to an impact from certain restructuring transactions in Switzerland.

(13) Other certain tax adjustments relate to various discrete tax period adjustments, including changes in statutory tax rates, adjustments from internal restructuring transactions that provide us access to offshore funds in a tax efficient manner and resolutions of various tax matters.

Corporate and Shareholder Information

Stock Symbol	ZBH
Exchanges	New York Stock Exchange and SIX Swiss Exchange
Shares Outstanding as of March 9, 2020	206,681,600
Headquarters	345 East Main Street, Warsaw, Indiana 46580
Company Website	www.zimmerbiomet.com
Investor Relations Website	http://investor.zimmerbiomet.com
Annual Meeting Voting Website	www.ProxyVote.com
Public Company Since	2001
Transfer Agent and Dividend Reinvestment Plan Administrator	Computershare Trust Company, N.A. www.computershare.com +1-888-552-8493 (U.S.) +1-781-575-3336 (non-U.S.)